Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

Autodesk, Inc.,

a Delaware corporation,

Matterhorn Acquisition Corp.,
a Delaware corporation,

MaintainX Inc.,
a Delaware corporation,

and

Shareholder Representative Services LLC,
as the Securityholders’ Agent

Dated as of May 28, 2026

i

4.	Certain Covenants of the Company		56
	4.1	Access and Investigation	56
	4.2	Conduct of the Business of the Acquired Entities	56
	4.3	Notification	60
	4.4	No Negotiation	60
	4.5	Termination of Certain Benefit Plans	60
	4.6	Employees	61
	4.7	Termination/Amendment of Agreements and Release of Encumbrances	63
	4.8	Repayment of Insider Receivables	63
	4.9	Communications with Employees	64
	4.10	Resignation of Officers and Directors	64
	4.11	D&O Indemnification and Tail Insurance	64
	4.12	Payoff Letters; Advisor Acknowledgements	65
	4.13	Accounting Matters	66
	4.14	Bank Accounts	67
	4.15	FIRPTA Matters	67
	4.16	Consents and Notices	67
	4.17	Support Agreements	67
	4.18	Closing Balance Sheet; Merger Consideration Spreadsheet	68
	4.19	No Public Announcement	68
	4.20	Delivery of Virtual Data Room	68
	4.21	Equity Release Agreements	69

5.	Certain Covenants of the Parties		69
	5.1	Filings and Consents	69
	5.2	Stockholder Consent	70
	5.3	Reasonable Efforts	71
	5.4	RWI Policy	71

6.	Tax Matters		71
	6.1	Cooperation	71
	6.2	Straddle Period	71
	6.3	Termination of Tax Sharing Agreements	72
	6.4	Transfer Taxes	72
	6.5	Tax Refunds	72

7.	Conditions Precedent to Obligations of Parent and Merger Sub		73
	7.1	Accuracy of Representations	73
	7.2	Performance of Covenants	73
	7.3	Governmental and Other Consents	73
	7.4	No Material Adverse Effect	73
	7.5	Stockholder Approval	73
	7.6	Closing Documents	73
	7.7	No Restraints	73
	7.8	No Legal Proceedings	74
	7.9	Employees	74

8.	Conditions Precedent to Obligations of the Company		74
	8.1	Accuracy of Representations	74
	8.2	Performance of Covenants	74
	8.3	No Restraints	75
	8.4	Closing Documents	75

9.	Termination		75
	9.1	Termination Events	75
	9.2	Termination Procedures	76
	9.3	Effect of Termination	76

10.	Indemnification		77
	10.1	Survival of Representations	77
	10.2	Indemnification	78
	10.3	Limitations	79
	10.4	No Contribution	80
	10.5	Claim Procedures	81
	10.6	Defense of Third Party Claims	85
	10.7	Tax Treatment of Indemnity Payments	86
	10.8	Exclusive Remedy	86

11.	Miscellaneous Provisions		86
	11.1	Securityholders’ Agent	86
	11.2	Further Assurances	88
	11.3	No Waiver Relating to Claims for Fraud	88
	11.4	Fees and Expenses	88
	11.5	Notices	89
	11.6	Headings	90
	11.7	Counterparts and Exchanges by Electronic Transmission or Facsimile	90
	11.8	Governing Law; Dispute Resolution	90
	11.9	Successors and Assigns	90
	11.10	Remedies Cumulative; Specific Performance	91
	11.11	Waiver	91
	11.12	Waiver of Jury Trial	91
	11.13	Amendments	91
	11.14	Severability	91
	11.15	Parties in Interest	91
	11.16	Entire Agreement	92
	11.17	Disclosure Schedule	92
	11.18	Legal Representation	92
	11.19	Independent Investigation	93
	11.20	Construction	94

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Support Agreement
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Payment Agent Agreement
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Escrow Agreement

SCHEDULES

Schedule 4.2	Parent Representatives
Schedule 4.6(a)	Designated Individuals
Schedule 4.7(a)	Agreements to be Terminated
Schedule 4.7(b)	Agreements to be Amended
Schedule 4.7(c)	Encumbrances to be Released
Schedule 4.12(a)	Closing Payoff Indebtedness
Schedule 4.16	Consents and Notices
Schedule 4.18(a)	Information to be set forth on the Merger Consideration Spreadsheet
Schedule 5.1(c)	Specific Agreements
Schedule 6.5	Pre-Closing Tax Refunds
Schedule 7.3(a)	Required Governmental Filings and Consents
Schedule 7.3(b)	Required Third Party Consents and Notices
Schedule 10.2	Special Indemnities
Schedule A-1	Sample Closing Net Working Capital Calculation
Schedule A-2	Key Employees
Schedule A-3	Key Executives
Schedule A-4	Knowledge Parties
Schedule A-5	Major Stockholders
Schedule A-6	Noncompete Parties
Schedule B	Made Available

Agreement and Plan of Merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 28, 2026, by and among Autodesk, Inc., a Delaware corporation (“Parent”), Matterhorn Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), MaintainX Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the Securityholders’ Agent (as defined in Section 11.1). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”). Upon the consummation of the Merger, Merger Sub will cease to exist, and the Company will survive the Merger and become a wholly owned Subsidiary of Parent.

B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

C. As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery of this Agreement: (i) each Major Stockholder is entering into a Support Agreement in favor of Parent (each, a “Support Agreement”) in the form attached hereto as Exhibit B; (ii) each Noncompete Party is countersigning a noncompetition and nonsolicitation agreement in favor of Parent (each, a “Noncompetition Agreement”), which shall become effective at the Effective Time; (iii) each Key Executive is entering into a Holdback Agreement (a “Holdback Agreement”), which shall become effective at the Effective Time; and (iv) each Key Employee is entering into employment arrangements with Parent or an Affiliate of Parent pursuant to his or her execution and delivery of an offer letter and a proprietary information and inventions assignment agreement (collectively, the “Key Employee Offer Packages”), which shall become effective as of the Effective Time.

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

1. Description of Transaction

1.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will become a wholly owned Subsidiary of Parent and will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the preceding sentence, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, Liabilities, obligations, restrictions and duties of each of the Company and Merger Sub will become the debts, Liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.3 Closing; Effective Time.

(a) The consummation of the Merger (the “Closing”) shall take place by means of a virtual closing through electronic exchange of signatures at 10:00 a.m. (Pacific time) on a date to be mutually designated by Parent and the Company, which shall be no later than the third Business Day after the satisfaction or waiver (by the party entitled to waive the relevant condition) of the last to be satisfied or waived of the conditions set forth in Sections 7 and 8 (other than the conditions set forth in Section 7.6, which are to be satisfied at the Closing), but subject to the satisfaction or waiver by Parent of such conditions, and other than the conditions set forth in Section 8.4, which are to be satisfied at the Closing, but subject to the satisfaction or waiver by the Company of such conditions), or at such other place, time and/or date as Parent and the Company may jointly designate; provided, however, that the Closing shall not occur prior to August 3, 2026.

(b) The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”. Contemporaneously with the Closing, Parent shall cause a certificate of merger in the form attached hereto as Exhibit C (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware using the fastest available filing turnaround time available to file such Certificate of Merger. The Merger shall become effective as of the time that the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(c) At or prior to the Closing Date, the Company shall deliver, or cause to be delivered, the following agreements and documents to Parent, each of which shall be in full force and effect as of the Closing:

(i) Noncompetition Agreements, duly executed by each Noncompete Party;

(ii) Support Agreements, duly executed by each Major Stockholder and all other stockholders of the Company that have delivered Support Agreements to the Company prior to the Closing Date in accordance with Section 4.17;

(iii) the Company Closing Certificate;

(iv) the Merger Consideration Spreadsheet;

(v) the Escrow Agreement, duly executed by the Securityholders’ Agent;

(vi) the Payment Agent Agreement, duly executed by the Securityholders’ Agent;

(vii) the Certificate of Merger, duly executed by the Company;

(viii) a certificate of the Secretary of the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, certifying and attaching: (A) the Charter Documents of the Company in effect as of immediately prior to the Closing Date; (B) the resolutions adopted by the Company’s board of directors approving this Agreement, the Merger and the other transactions contemplated by this Agreement; and (C) the resolutions adopted by the stockholders of the Company adopting this Agreement, approving the Merger and the other transactions contemplated by this Agreement (including the stockholder approval referred to in Section 5.2(c), if applicable) and waiving all notice requirements under the Amended and Restated Certificate of Incorporation of the Company applicable to the Merger or any of the other transactions contemplated by this Agreement;

(ix) the written resignations described in Section 4.10 from each individual who is an officer or director of an Acquired Entity;

(x) copies of all duly executed waiver agreements obtained pursuant to Section 5.2 and evidence reasonably satisfactory to Parent that the Company has submitted to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments;

(xi) a Holdback Agreement, duly executed by each Key Executive;

(xii) the Payoff Letters; and

(xiii) the Closing Balance Sheet.

(d) At or prior to the Closing Date, Parent shall deliver, or cause to be delivered, the following agreements and documents to the Company, each of which shall be in full force and effect as of the Closing:

(i) the Parent Closing Certificate;

(ii) the Escrow Agreement, duly executed by Parent and the Escrow Agent; and

(iii) the Payment Agent Agreement, duly executed by Parent and the Payment Agent.

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time in the form attached to the Certificate of Merger;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the title thereof will read “Bylaws of MaintainX Inc.”); and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be those individuals designated by Parent in its sole discretion.

1.5 Conversion of Shares.

(a) Conversion. Subject to Sections 1.8, 1.9 1.10, 1.11, 1.12 and 11.1(f), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholder of the Company or any other Person:

(i) each share of Company Capital Stock held in the Company’s treasury or owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time (“Disregarded Shares”), if any, shall be extinguished and cancelled without payment of any consideration in respect thereof;

(ii) each share of Outstanding Preferred Stock that is not a Disregarded Share or a Dissenting Share, shall be converted automatically into the right to receive: (A) (1) an amount in cash equal to the Per Share Amount, minus (2) the Adjustment Escrow Contribution Amount applicable to such share of Outstanding Preferred Stock, minus (3) the Indemnification Escrow Contribution Amount applicable to such share of Outstanding Preferred Stock, minus (4) the Expense Fund Contribution Amount applicable to such share of Outstanding Preferred Stock; plus (B) any cash payments required to be made from the Adjustment Escrow Fund with respect to such share of Outstanding Preferred Stock in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (C) any cash payments required to be made from the Indemnification Escrow Fund with respect to such share of Outstanding Preferred Stock in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (D) any cash payment required to be made with respect to such share of Outstanding Preferred Stock to the former holder thereof in accordance with the terms of Section 1.7(d)(ii), as and when such payment is required to be made; plus (E) any cash payments required to be made from the Expense Fund with respect to such share of Outstanding Preferred Stock in accordance with Section 11.1(f), as and when such disbursements are required to be made;

(iii) each share of Outstanding Common Stock that is not a Disregarded Share or a Dissenting Share, shall be converted automatically into the right to receive: (A) (1) an amount in cash equal to the Per Share Amount, minus (2) the Adjustment Escrow Contribution Amount applicable to such share of Outstanding Common Stock, minus (3) the Indemnification Escrow Contribution Amount applicable to such share of Outstanding Common Stock, minus (4) the Expense Fund Contribution Amount applicable to such share of Outstanding Common Stock; plus (B) any cash payments required to be made from the Adjustment Escrow Fund with respect to such share of Outstanding Common Stock in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (C) any cash payments required to be made from the Indemnification Escrow Fund with respect to such share of Outstanding Common Stock in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (D) any cash payment required to be made with respect to such share of Outstanding Common Stock to the former holder thereof in accordance with the terms of Section 1.7(d)(ii), as and when such payment is required to be made; plus (E) any cash payments required to be made from the Expense Fund with respect to such share of Outstanding Common Stock in accordance with Section 11.1(f), as and when such disbursements are required to be made; and

(iv) each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one fully paid and non-assessable share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates (if any) representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

1.6 Treatment of Company Options.

(a) Vested Options. Subject to Sections 1.8, 1.9 1.10, 1.12 and 11.1(f), at or immediately prior to the Effective Time, and without any action on the part of the holders thereof, each Company Option (or portion thereof), other than an Underwater Option and other than the portion of any Company Options that constitute Accelerated Options, that is vested, outstanding and unexercised immediately prior to the Effective Time (after taking into account any acceleration that occurs at or prior to the Effective Time as a result of or in connection with the Merger) (each, an “Outstanding Vested Option”) shall be cancelled and the holder thereof shall be entitled to receive, for each share of Company Common Stock subject to such Outstanding Vested Option: (i) (A) an amount in cash equal to the Per Share Amount, minus the exercise price payable for such share of Company Common Stock subject to such Outstanding Vested Option; minus (B) the Adjustment Escrow Contribution Amount applicable to such share of Company Common Stock subject to such Outstanding Vested Option, minus (C) the Indemnification Escrow Contribution Amount applicable to such share of Company Common Stock subject to such Outstanding Vested Option, minus (D) the Expense Fund Contribution Amount applicable to such share of Company Common Stock subject to such Outstanding Vested Option; plus (ii) any cash payments required to be made from the Adjustment Escrow Fund with respect to such share of Outstanding Common Stock subject to such Outstanding Vested Option in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (iii) any cash payments required to be made from the Indemnification Escrow Fund with respect to such share of Outstanding Common Stock subject to such Outstanding Vested Option in accordance with the terms of this Agreement, as and when such disbursements are required to be made; plus (iv) any cash payment required to be made with respect to such share of Outstanding Common Stock subject to such Outstanding Vested Option to the former holder thereof in accordance with the terms of Section 1.7(d)(ii), as and when such payment is required to be made; plus (v) any cash payments required to be made from the Expense Fund with respect to such share of Company Common Stock subject to such Outstanding Vested Option in accordance with Section 11.1(f), as and when such disbursements are required to be made. Prior to the Closing, the Company shall provide each holder of a Company Option that is a resident of Canada with a notice which (1) sets forth the estimated anticipated Closing Date, (2) provides reasonable detail on how such optionholder may exercise such Company Option (to the extent vested) prior to the Effective Time and (3) informs the optionholder that failure to respond to such notice within a reasonable amount of time will be a deemed surrender of any right to exercise such optionholder’s Company Option prior to the Effective Time. With respect to any Company Option held by a holder who is a resident of Canada that is cancelled and converted into the right to receive a cash payment pursuant to this Section 1.6(a) (including any such holder who does not exercise such Company Option prior to the Effective Time), Parent shall use commercially reasonable efforts to cause, following the Closing, the Surviving Corporation to make the election contemplated by subsection 110(1.1) of the Tax Act (Canada) in respect of such cancelled Company Option and to report the prescribed information (Code 86) on the applicable T4 information slip filed in respect of such holder.

(b) Termination of Certain Options. Parent shall not assume any Company Options. All Underwater Options and the portion of any Company Options that constitute Accelerated Options shall be cancelled, terminated and extinguished at the Effective Time without any action on the part of the holders thereof and no consideration shall be paid or payable with respect thereto. Each Company Option (or portion thereof) that is unvested and outstanding immediately prior to the Effective Time (each, an “Outstanding Unvested Option”) shall be cancelled, terminated and extinguished at the Effective Time without any action on the part of the holders thereof and no consideration shall be paid or payable with respect thereto. Prior to the Effective Time, the Company shall take all action that may be necessary or required (under the Company Stock Plan, any applicable Legal Requirement or otherwise) to effectuate the provisions of this Section 1.6(b) and to ensure that, from and after the Effective Time, each holder of an Outstanding Unvested Option, an Underwater Option or the portion of any Company Options that constitute Accelerated Options shall have no rights with respect thereto.

(c) Payment. Following the Effective Time, Parent shall cause to be paid (i) through Parent’s or the Surviving Corporation’s first regularly scheduled payroll that is more than 10 Business Days after the Effective Time, to each holder of an Outstanding Vested Option (other than Outstanding Vested Options with respect to which the Company has no Tax withholding obligations (“Non-Withholding Options”)), the consideration specified in Section 1.6(a)(i)(A) (subject to applicable withholding Tax), without interest, and (ii) to each holder of a Non-Withholding Option, the consideration specified in Section 1.6(a)(i)(A), without interest, in accordance with Section 1.12. Notwithstanding anything in this Agreement to the contrary, in no event shall any consideration specified in Section 1.6(a)(i)(A) be payable later than the date that is five years following the Closing Date and otherwise in accordance with Treasury Regulation 1.409A-3(i)(5)(iv)(A) unless such payment qualifies as a “short-term deferral” pursuant to Treasury Regulations Section 1.409A-1(b)(4) or is otherwise paid in compliance with, or under an alternative exemption from, Section 409A of the Code.

1.7 Purchase Price Adjustment.

(a) Closing Statement. Within 120 days following the Closing Date, Parent shall prepare and deliver to the Securityholders’ Agent a statement (the “Closing Statement”) setting forth Parent’s good faith determination of the Closing Cash Amount, the Closing Indebtedness Amount, the Company Transaction Expense Amount, the Unpaid Income Tax Amount, the Closing Working Capital Amount, the Working Capital Surplus Amount (if any) and the Working Capital Shortfall Amount (if any) (each, an “Adjustment Amount”) and any Upwards Adjustment Amount or Downwards Adjustment Amount resulting therefrom. The Closing Statement will be prepared in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Schedule A-1 with respect to the Closing Working Capital Amount.

(b) Objection Period. The Securityholders’ Agent shall have 45 days from its receipt of the Closing Statement (the “Objection Period”) to review the Closing Statement. Parent shall (i) grant the Securityholders’ Agent and its Representatives access at reasonable times and places and upon reasonable advance notice to the books, records (including the work papers of the Surviving Corporation and its Subsidiaries and their respective accountants, in each case, relating to the preparation and delivery of the Closing Statement) and employees of Parent and the Acquired Entities (including, for the avoidance of doubt, the Surviving Corporation) involved in the preparation and delivery of the Closing Statement, as reasonably requested by the Securityholders’ Agent in connection with its review of the Closing Statement during the Objection Period and shall provide the Securityholders’ Agent with copies thereof and (ii) cause, and shall cause the Acquired Entities (including, for the avoidance of doubt, the Surviving Corporation) to cause, their respective employees and personnel to reasonably cooperate with the Securityholders’ Agent and its Representatives in connection with its review of the Closing Statement, provided that such access or cooperation does not unreasonably interfere with the normal business operations of Parent, the Acquired Entities (including, for the avoidance of doubt, the Surviving Corporation) or any of their respective Affiliates. Upon the expiration of the Objection Period, the Securityholders’ Agent (on behalf of the Indemnitors) shall be deemed to have accepted, and shall be bound by, the Closing Statement and the calculation of each Adjustment Amount set forth therein, unless the Securityholders’ Agent shall have informed Parent in writing of its disagreement with the Closing Statement prior to the expiration of the Objection Period (such disagreement informed in writing, the “Objection”), specifying each disputed item and setting forth in reasonable detail the basis for each such dispute (each, a “Disputed Item”). Parent shall have 30 days from the date on which it receives the Objection (the date on which such 30-day period ends, the “Response Date”) to review and respond to the Objection, during which period Parent and the Securityholders’ Agent shall seek in good faith to resolve in writing each Disputed Item. If Parent and the Securityholders’ Agent are able to negotiate a mutually agreeable resolution of each Disputed Item, and each signs a certificate memorializing each such resolution, the Closing Statement and the calculation of each Adjustment Amount set forth therein, as adjusted to reflect such resolution, shall be deemed final, non-appealable and binding for all purposes under this Agreement. If any Disputed Item has not been resolved by the Response Date or any mutually agreed extension thereof, either Parent or the Securityholders’ Agent may refer such Disputed Item to an independent, mutually agreeable, nationally-recognized accounting firm (the “Accounting Referee”) who shall accept its appointment within seven days after such referral, to make a final, non-appealable and binding determination as to any such remaining Disputed Item pursuant to the terms of this Agreement. The Accounting Referee shall be directed to make a determination of each Disputed Item in accordance with Section 1.7(a) promptly, but no later than 30 days, after acceptance of its appointment. Parent and the Securityholders’ Agent agree to use commercially reasonable efforts to effect the appointment of the Accounting Referee pursuant to this Section 1.7(a), including executing an engagement agreement with the Accounting Referee providing for reasonable and customary compensation and other terms of such engagement.

(c) Dispute Resolution. If any Disputed Item is referred to the Accounting Referee for resolution pursuant to Section 1.7(b), the Accounting Referee shall determine only with respect to such Disputed Item submitted whether such Disputed Item as set forth in the Closing Statement requires adjustment and the amount of any such required adjustment. Parent and the Securityholders’ Agent shall be entitled to submit presentations and other documentation to support their respective calculations of each such Disputed Item to the Accounting Referee (provided that it delivers a copy thereof concurrently to the other party) and shall instruct the Accounting Referee to, and the Accounting Referee shall, make its determination based solely on such documentation and presentations submitted by the Securityholders’ Agent and Parent in accordance with the guidelines and procedures set forth in this Agreement and not on the basis of an independent review. With respect to each submitted Disputed Item, the Accounting Referee’s determination shall be within the range of values assigned to such Disputed Item by Parent and the Securityholders’ Agent. The Accounting Referee will not have the power to alter, amend or otherwise affect any provision contained in this Section 1.7 or elsewhere in this Agreement and will be bound by the terms and conditions of this Agreement, including the definitions hereof and Schedule A-1 with respect to the Closing Working Capital Amount. Any finding by the Accounting Referee shall be: (i) a reasoned award stating in reasonable detail the findings of fact on which it is based; (ii) final, non-appealable and binding upon the parties hereto; and (iii) accompanied by a certificate from the Accounting Referee certifying that it reached such findings in accordance with the provisions of this Section 1.7. Notwithstanding anything to the contrary contained in this Agreement, this Section 1.7 shall not interfere with or impede the operation of, or otherwise limit the indemnification or other obligations of any Indemnitor pursuant to, Section 10. The Expenses of the Accounting Referee shall be borne by Parent and the Securityholders’ Agent (on behalf of the Indemnitors in accordance with their respective Pro Rata Shares) in the same proportion that the dollar amount of Disputed Items that are not resolved in favor of Parent or the Securityholders’ Agent, as applicable, bears to the total dollar amount of Disputed Items resolved by the Accounting Referee. For example, if the Securityholders’ Agent claims that the appropriate adjustments are $500 greater than the amount determined by Parent and if the Accounting Referee ultimately resolves the dispute by awarding to the Securityholders’ Agent $100 of the $500 contested, then the fees, costs and expenses of the Accounting Referee will be allocated 20% to Parent and 80% to the Securityholders’ Agent. Each of Parent and the Securityholders’ Agent (on behalf of the Indemnitors) shall bear the Expenses of its own Representatives incurred by it in connection with the matters contemplated by this Section 1.7.

(d) Adjustment. If, upon the final determination of each of the Adjustment Amounts as provided in Section 1.7(b) or 1.7(c), as applicable:

(i) the Estimated Adjustment Amount exceeds the Final Adjustment Amount (the amount of any such excess, the “Downwards Adjustment Amount”), then Parent and the Securityholders’ Agent shall, within seven Business Days following such final determination, submit a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to Parent from the Adjustment Escrow Fund, an amount equal to the Downwards Adjustment Amount;

(ii) the Final Adjustment Amount exceeds the Estimated Adjustment Amount (the amount of any such excess, the “Upwards Adjustment Amount”), then Parent shall pay, or cause to be paid, within seven Business Days following such final determination, to each Indemnitor an amount in cash equal to such Indemnitor’s Pro Rata Share of the Upwards Adjustment Amount; provided, however, in the case of any such payment to be made to an Indemnitor that formerly held Outstanding Vested Options that are not Non-Withholding Options, such payment shall be paid to such holder through Parent’s or the Surviving Corporation’s first regularly scheduled payroll that is more than 10 Business Days after the date that is seven Business Days following such final determination; or

(iii) the Final Adjustment Amount is equal to the Estimated Adjustment Amount set forth in the Merger Consideration Spreadsheet, then no payment shall be required to be made pursuant to this Section 1.7(d).

To the extent permitted by applicable Legal Requirements, any payment made pursuant to this Section 1.7 shall be treated by all parties as an adjustment to the aggregate consideration paid in the Merger.

(e) Release of Adjustment Escrow Fund. If any amount remains in the Adjustment Escrow Fund following final payment of the amounts described in Section 1.7(d), then Parent and the Securityholders’ Agent shall, (i) concurrently with the submission of a joint written instruction to the Escrow Agent pursuant to Section 1.7(d)(i) or, (ii) if no joint written instruction is required to be made pursuant to Section 1.7(d), within seven Business Days following the final determination of each of the Adjustment Amounts as provided in Section 1.7(b) or 1.7(c), submit a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to the Payment Agent or (in the case of Outstanding Vested Options that are not Non-Withholding Options) to Parent or the Surviving Corporation for further distribution to each Indemnitor such Indemnitor’s Pro Rata Share of the aggregate amount remaining in the Adjustment Escrow Fund after final payment of the amounts described in Section 1.7(d) (it being understood and agreed that, in the case of Outstanding Vested Options that are not Non-Withholding Options, any such amount payable to the former holder of such Outstanding Vested Options shall be paid through Parent’s or the Surviving Corporation’s first regularly scheduled payroll that is more than 10 Business Days after the date that is seven Business Days following such final determination).

1.8 Escrow Amount. On the Closing Date, Parent shall cause to be delivered to the Escrow Agent as a contribution to the Adjustment Escrow Fund and the Indemnification Escrow Fund on behalf of the Indemnitors, a dollar amount in cash equal to the Adjustment Escrow Amount and a dollar amount in cash equal to the Indemnification Escrow Amount. Each of the Adjustment Escrow Fund and the Indemnification Escrow Fund: (a) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement; (b) shall not be subject to any Encumbrance, attachment, trustee process or other judicial process of any creditor or any other Person; and (c) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. None of the Adjustment Escrow Fund (or any portion thereof) or the Indemnification Escrow Fund (or any portion thereof), or any beneficial interest in either the Adjustment Escrow Fund or the Indemnification Escrow Fund, may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Indemnitor.

1.9 Key Executive Holdbacks. Notwithstanding anything in Section 1.5 and Section 1.6 to the contrary: (a) with respect to each Key Executive, an amount of the consideration that otherwise would be payable following the Effective Time to such Key Executive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deducted pursuant to this Section 1.9 or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund) that is equal to such Key Executive’s Holdback Escrow Consideration Amount shall not be so paid, but instead shall be deposited into a third-party escrow by Parent at the Effective Time in accordance with, and subject to, the terms and conditions set forth in the Holdback Agreement between such Key Executive and Parent; and (b) with respect to any shares of Outstanding Preferred Stock or Outstanding Common Stock, or any shares of Company Common Stock subject to an Outstanding Vested Option, in each case, held by a Key Executive, Sections 1.5(a)(ii)(A)(3), 1.5(a)(ii)(C), 1.5(a)(iii)(A)(3), 1.5(a)(iii)(C), 1.6(a)(i)(C) and 1.6(a)(iii) shall be disregarded; provided, however, that any amounts in respect of any Outstanding Vested Options subject to contribution to a third-party escrow under this Section 1.9 that also are subject to contribution to the Adjustment Escrow Fund or the Expense Fund, shall be so contributed on an after-tax basis, subject to required Tax withholding pursuant to Section 1.6(c).

1.10 Aggregation of Proceeds; Adjustments.

(a) Aggregation of Proceeds. The amount of cash, if any, that each Non-Dissenting Stockholder is entitled to receive at any particular time for the shares of Outstanding Capital Stock held by such Non-Dissenting Stockholder shall be rounded down to the nearest cent and computed after aggregating the cash amounts payable at such time for all shares of each class and series of Outstanding Capital Stock held by such Non-Dissenting Stockholder. The amount of cash, if any, that each holder of an Outstanding Vested Option is entitled to receive at any particular time for the shares of Company Common Stock subject to such Outstanding Vested Option shall be rounded down to the nearest cent and computed after aggregating the cash amounts payable at such time for all shares of Company Common Stock subject to all Outstanding Vested Options held by such holder.

(b) Adjustments. If, at any time or from time to time from the Agreement Date through the Effective Time, (i) the Company declares or pays any dividend on any share of Company Capital Stock payable in Company Capital Stock or in any right to acquire Company Capital Stock, (ii) the Company effects a subdivision of any of the outstanding shares of Company Capital Stock into a greater number of shares of Company Capital Stock, (iii) any of the outstanding shares of Company Capital Stock shall be reorganized, combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Company Capital Stock or (iv) a record date with respect to any of the foregoing shall occur, then in each case, the amounts payable in respect of shares of Outstanding Capital Stock pursuant to Section 1.5 and the amounts payable in respect of shares of Company Common Stock subject to Outstanding Vested Options pursuant to Section 1.6(a), and all references herein to specified numbers of shares of any class or series affected thereby, shall in each case, be appropriately adjusted.

1.11 Dissenting Shares.

(a) Effect on Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock held by a holder of Company Capital Stock who has demanded and perfected a demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (“Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL. Parent shall be entitled to retain any amount that otherwise would have constituted Merger Consideration to be paid on account of such Dissenting Shares pending resolution of the claims of holders of Dissenting Shares, and the Non-Dissenting Stockholders shall not be entitled to any portion of such retained amount.

(b) Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.11(a), if any holder of Dissenting Shares shall lose such holder’s status as such (through the failure to perfect or otherwise), then as of the Effective Time or the time of the loss of such status, whichever occurs later, such Dissenting Shares shall automatically be deemed to have been converted only into the right to receive the applicable Merger Consideration, without interest thereon, promptly following the surrender of the certificate or certificates representing such shares in accordance with Section 1.12.

(c) Notice of Dissenting Shares. Prior to the Effective Time, the Company shall give Parent: (i) prompt notice of (A) any demand for appraisal of shares of Company Capital Stock pursuant to the DGCL received by the Company, (B) any withdrawal of any such demand and (C) any other instrument or notice served on or otherwise delivered to the Company pursuant to the DGCL; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand for appraisal or any such other instrument or notice. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demand for appraisal of shares of Company Capital Stock or settle, offer to settle or otherwise negotiate any such demand.

1.12 Exchange of Certificates and Payments.

(a) Payment Agent. On or prior to the Closing Date, Parent shall appoint PNC Bank, National Association to act as payment agent in the Merger (the “Payment Agent”) pursuant to a Payment Agent Agreement, in substantially the form attached as Exhibit D to this Agreement (the “Payment Agent Agreement”). On the Closing Date, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Sections 1.5(a)(ii)(A), 1.5(a)(iii)(A) and 1.6(a)(i)(A) (solely in respect of Non-Withholding Options) (excluding any consideration to be deposited in escrow by Parent pursuant to a Holdback Agreement). The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will be instructed to hold the funds included in the Payment Fund in the manner set forth in the Payment Agent Agreement. Any interest or other income resulting from the investment of such fund shall be the property of, and will be paid to, Parent, and shall only be invested pursuant to the terms and in the interest bearing accounts provided for in the Payment Agent Agreement (if any).

(b) Letter of Transmittal. On or prior to the Closing Date, the Company or the Payment Agent shall electronically deliver or mail to each Person who was a record holder of Company Capital Stock or is a holder of Non-Withholding Options immediately prior to the Effective Time: (i) a letter of transmittal substantially in the form of Exhibit E (a “Letter of Transmittal”); and (ii) instructions for use in effecting the exchange of certificates for shares of Outstanding Capital Stock, if any (“Company Stock Certificates”), for the Merger Consideration, if any, payable with respect to such Company Capital Stock. From and after the Effective Time, upon the surrender to the Payment Agent of a Company Stock Certificate (or an affidavit of lost stock certificate as described in Section 1.12(e)), if any, together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Capital Stock shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration that such holder has the right to receive pursuant to Sections 1.5(a)(ii)(A)(1) or 1.5(a)(iii)(A)(1) at the time of such surrender, and the Company Stock Certificate, if any, so surrendered shall forthwith be cancelled. From and after the Effective Time and until surrendered as contemplated by this Section 1.12(b), (A) each Company Stock Certificate, if any, which prior to the Effective Time represented shares of Company Capital Stock shall be deemed to represent only the right to receive the Merger Consideration payable with respect to such shares and (B) the holder of each such Company Stock Certificate, if any, shall cease to have any rights with respect to the shares of Company Capital Stock formerly represented thereby. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate, if any. From and after the Effective Time, upon delivery to the Payment Agent of a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of Non-Withholding Options shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration that such holder has the right to receive pursuant to Section 1.6(a)(i)(A) at the time of such delivery.

(c) Payments to Others. If payment of Merger Consideration in respect of shares of Company Capital Stock converted pursuant to Section 1.5 is to be made to a Person other than the Person in whose name a surrendered Company Stock Certificate (if any) or the book-entry for such shares is registered, it shall be a condition to such payment that (i) the Company Stock Certificate (if any) so surrendered be properly endorsed or otherwise be in proper form for transfer and (ii) the Person requesting such payment has paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of such shares or has established to the reasonable satisfaction of Parent that such Tax either has been paid or is not payable.

(d) Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company.

(e) Lost Certificates. In the event any Company Stock Certificate representing shares of Outstanding Capital Stock shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount, in such form and with such surety as Parent may reasonably direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to any such Company Stock Certificate.

(f) Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed as of the date that is one year after the Agreement Date shall be delivered to Parent upon demand, and the Indemnitors who have not provided a Letter of Transmittal in accordance with this Section 1.12 or otherwise claimed the Merger Consideration payable to such Indemnitor in accordance with this Agreement, shall, in each case, thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable with respect to their shares of Company Capital Stock or shares of Company Capital Stock subject to Outstanding Vested Options, without any interest thereon.

(g) Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any Indemnitor or to any other Person for any amount paid to a public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. Any Merger Consideration or other amounts remaining unclaimed by the Indemnitors three years after the Effective Time (or such earlier date, prior to such time, as of which such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

(h) Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of the Payment Agent, the Escrow Agent, Parent and the Surviving Corporation (each, a “Withholding Agent”) shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as the applicable Withholding Agent determines in good faith are required to be deducted or withheld therefrom or in connection therewith under the Code or any other Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Except with respect to payments in the nature of compensation to employees or former employees of any Acquired Entity required to be paid through payroll or in the case of a failure of a payee to deliver an IRS Form W-8 or W-9 in accordance with the provisions of this Agreement, the applicable Withholding Agent shall use commercially reasonable efforts to provide the applicable recipient with prior written notice of such Withholding Agent’s intention to deduct and withhold to afford such recipient a reasonable opportunity to provide forms or other documentation that establish such recipient’s eligibility for an exemption from, or reduction of, such withholding.

(i) Closing Payoff Indebtedness; Company Transaction Expenses; Expense Fund. Either (i) on the Closing Date (in the case of payees who have delivered or caused to be delivered to Parent or the Payment Agent an IRS Form W-8 or W-9 at least two Business Days prior to the Closing Date) or (ii) within two Business Days after the later of (A) the date of delivery of an IRS Form W-8 or W-9, as applicable, to Parent or the Payment Agent and (B) the Closing Date (in the case of payees who have not delivered or caused to be delivered to Parent or the Payment Agent an IRS Form W-8 or W-9, as applicable, at least two Business Days prior to the Closing Date), Parent shall pay (or cause to be paid), on behalf of the Acquired Entities in immediately available funds: (1) to any creditor in respect of an applicable Payoff Letter, the amount shown in the Merger Consideration Spreadsheet as payable to such creditor in respect of such Payoff Letter and included in the calculation of the Closing Indebtedness Amount, in accordance with the payment instructions set forth in the Merger Consideration Spreadsheet; (2) to any Person owed an amount included in the calculation of the Company Transaction Expense Amount, the amount shown in the Merger Consideration Spreadsheet as payable to such payee in respect of the Company Transaction Expense Amount, in accordance with the payment instructions set forth in the Merger Consideration Spreadsheet; and (3) to the Securityholders’ Agent, the Expense Fund in accordance with the payment instructions set forth in the Merger Consideration Spreadsheet, in each case of clauses “(1)” through “(3)”, subject to such payee delivering or causing to be delivered to Parent and, if reasonably requested, the Payment Agent, an IRS Form W-8 or W-9, as applicable.

1.13 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company or otherwise) to take such action at Parent’s sole expense.

2. Representations and Warranties About the Acquired Entities

Except as specifically set forth in the Disclosure Schedule prepared by the Company and delivered to Parent concurrently with the execution of this Agreement setting forth exceptions to the Company’s representations and warranties set forth in this Section 2 in accordance with Section 11.17, the Company represents and warrants to Parent and Merger Sub (with the understanding and acknowledgement that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth in this Section 2, that Parent and Merger Sub are relying on the representations and warranties set forth in this Section 2, and that the representations and warranties set forth in this Section 2 constitute an essential and determining element of this Agreement), as follows:

2.1 Organizational Matters.

(a) Organization, Standing and Power to Conduct Business. Each Acquired Entity: (i) is duly organized, and is validly existing and in good standing (or equivalent status), under the laws of the jurisdiction of its organization; (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business in the manner in which it is now being conducted; and (iii) is duly qualified, licensed, registered and admitted to do business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license, registration or admission is necessary, except for purposes of this clause “(iii)” only, where the failure to be so qualified, licensed, registered, admitted to do business or in good standing (or equivalent status), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Part 2.1(a) of the Disclosure Schedule accurately sets forth, as of the date of this Agreement (the “Agreement Date”), each jurisdiction where each Acquired Entity is qualified, licensed or admitted to do business.

(b) Directors and Officers. Part  2.1(b) of the Disclosure Schedule completely and accurately sets forth, as of the Agreement Date: (i) the names of the members of the board of directors (or similar body) of each Acquired Entity; and (ii) the names and titles of the officers of each Acquired Entity.

(c) No Subsidiaries. Except for the equity interests held by the Company set forth in Part 2.1(c) of the Disclosure Schedule, the Company does not own, hold, or have any rights to acquire any shares in the capital of, or other equity, voting, beneficial or ownership interest in any other Entity. The Company is not obligated to make any future investment in, or capital contribution to, any other Entity other than the Canadian Subsidiary. The Company is not responsible or liable for any obligation of any other Entity other than the Canadian Subsidiary.

(d) Predecessors; Business Names.

(i) Part 2.1(d)(i) of the Disclosure Schedule sets forth: (A) a list of each Entity or business that has been acquired by (including through the acquisition of substantially all of the assets of any such Entity), merged with or consolidated with an Acquired Entity; (B) the date such acquisition, merger or consolidation, as applicable, was consummated; and (C) as of the Agreement Date, a list of any indemnification claims or Legal Proceedings that have been commenced arising out of such acquisition, merger or consolidation.

(ii) Except as set forth in Part 2.1(d)(i) of the Disclosure Schedule, there are no Entities that have been merged into or consolidated with or that otherwise are predecessors to any Acquired Entities. Except as set forth in Part 2.1(d)(ii) of the Disclosure Schedule, no Acquired Entity has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.

(e) Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any of the Acquired Entities (except, in the case of a Subsidiary, in favor of the Company).

(f) Quasi-California Corporation Status. The Company is not subject to the requirements of Section 2115 of the Corporations Code of the State of California.

2.2 Charter Documents; Books and Records. The Company has made available to Parent accurate and complete copies of: (a) the Charter Documents of each Acquired Entity, as amended to date and currently in effect; (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders and of the board of directors (or other similar body, including any advisory board) and all committees of the board of directors (or other similar body) of each Acquired Entity; and (c) the stock ledger of the Company. All actions taken and all transactions entered into by each Acquired Entity have been duly approved by all necessary action of the board of directors (or other similar body) and the stockholders of such Acquired Entity. There has been no material violation of any of the provisions of the Charter Documents of any of the Acquired Entities, and no Acquired Entity has taken any action that is inconsistent in any material respect with any resolution adopted by such Acquired Entity’s stockholders or board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Acquired Entity (other than pursuant to a subsequent resolution adopted by such Acquired Entity’s stockholders or board of directors (or other similar body) or any committee of the board of directors (or other similar body) of such Acquired Entity). The minute books and other records of the Acquired Entities contain accurate records of all meetings and other corporate actions and proceedings of the stockholders and board of directors (or similar body) or other similar body (including committees thereof) of the Acquired Entities and have been maintained in accordance with applicable Legal Requirements in all material respects. The stock ledger of the Company is accurate, has been maintained in accordance with applicable Legal Requirements in all material respects, and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company in all material respects.

2.3 Capital Structure.

(a) Capital Stock. The authorized capital stock of the Company consists of: (i) 1,035,000,000 shares of Company Common Stock, of which 304,616,397 shares are issued and outstanding as of the Agreement Date; and (ii) 590,471,594 shares of Company Preferred Stock, of which: (A) 166,378,000 shares are designated as Series Seed Preferred Stock, all of which are issued and outstanding as of the Agreement Date; (B) 142,732,900 shares are designated as Series A Preferred Stock, all of which are issued and outstanding as of the Agreement Date; (C) 175,234,366 shares are designated as Series B Preferred Stock, all of which are issued and outstanding as of the Agreement Date; (D) 45,834,883 shares are designated as Series C Preferred Stock, all of which are issued and outstanding as of the Agreement Date; and (E) 60,291,445 shares are designated as Series D Preferred Stock, and 60,190,955 of which are issued and outstanding as of the Agreement Date.  There are no shares of capital stock held in the Company’s treasury.

(b) Cap Table. Part  2.3(b) of the Disclosure Schedule sets forth an accurate and complete list of the holders of all the issued and outstanding shares of Company Capital Stock and the class, series and number of shares of Company Capital Stock owned of record by each such holder.

(c) Subsidiary Capitalization. Part 2.3(c) of the Disclosure Schedule sets forth an accurate and complete list of the holders of outstanding shares of capital stock and other equity securities of each Acquired Entity (other than the Company) and the class, series and number of such shares owned of record by each such holder.

(d) Issued Capital Stock. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any preemptive rights. No shares of Company Capital Stock are subject to any right of repurchase, option or forfeiture provision or any restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws or the Company’s Charter Documents). Each issued and outstanding share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis. The Company has never declared or paid any dividends on any Company Capital Stock, and there are no accrued dividends remaining unpaid with respect to any Company Capital Stock.

(e) Stock Options. The Company has reserved 122,974,133 shares of Company Common Stock for issuance under the Company Stock Plan of which options with respect to 72,559,800 shares of Company Common Stock are outstanding as of the Agreement Date, 37,826,269 of which are fully vested and exercisable. Part  2.3(e) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the Agreement Date: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock subject to such Company Option; (iii) the date on which such Company Option was granted and the term of such Company Option; (iv) the exercise price per share of Company Common Stock purchasable under such Company Option; (v) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code; (vi) whether such Company Option may be early-exercised; and (vii) the extent to which such Company Option has been early-exercised.

(f) Grant of Options. Except as set forth in Part 2.3(f) of the Disclosure Schedule, each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in accordance with the terms of the Company Stock Plan and with all other applicable Legal Requirements in all material respects, the per share exercise price of each Company Option was more than or equal to the fair market value of a share of Company Common Stock on the applicable Grant Date as determined under Section 409A of the Code and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. All options with respect to shares of Company Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee, consultant or director of an Acquired Entity. The cancellation of the Company Options and the payment of cash in respect thereof complied and will comply with the terms of the Company Stock Plan, all Contracts applicable to such Company Options and all Legal Requirements. As of the Effective Time, no former holder of a Company Option will have any rights with respect to any Company Option other than the rights contemplated by Section 1.6. The Company has made available to Parent an accurate and complete copy of the Company Stock Plan and each form of agreement used thereunder. The terms of the Company Stock Plan or the Contracts evidencing the Company Options authorize the treatment of the Company Options contemplated by Section 1.6 without any required consent or approval of the holders of such Company Options. There are no options to purchase shares of Company Common Stock that were not granted under the Company Stock Plan.

(g) No Other Interests or Securities. Except for the conversion privileges of the Company Preferred Stock and except as set forth in Parts  2.3(a), 2.3(c) and 2.3(e) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, restricted stock, restricted stock unit, stock appreciation right, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of or interest in Company Capital Stock or any interest in or security of any Acquired Entity; (ii) outstanding security, note, instrument or obligation (including any share or award of restricted stock, restricted stock unit, deferred stock or deferred stock unit or other equity or equity-based award) that is or may become convertible into or exchangeable for any shares of Company Capital Stock (or cash or other property based on the value of such shares of Company Capital Stock) or any interest in or security of any Acquired Entity; (iii) Contract pursuant to which any Acquired Entity is or may become obligated to sell, grant, deliver or otherwise issue any shares of or interests in Company Capital Stock or any other interest or security in any Acquired Entity, including any promise or commitment to grant or issue any Company Options or any interest in or security of any Acquired Entity to an employee of, or other provider of services, to any Acquired Entity; or (iv) Contract pursuant to which any Acquired Entity is or may become obligated to issue, distribute or otherwise deliver to any holder of Company Capital Stock or other equityholder of an Acquired Entity any evidence of indebtedness of any Acquired Entity. As of the Effective Time, there will be no outstanding options, warrants, restricted stock, restricted stock units, convertible notes, stock appreciation rights or other rights to purchase or otherwise acquire shares of Company Capital Stock, or any interest in or security of any Acquired Entity except for the equity interests set forth in Part 2.3(b), Part 2.3(c), Part 2.3(e) and Part 2.3(k) of the Disclosure Schedule.

(h) Legal Issuance. All outstanding shares of Company Capital Stock, all outstanding Company Options and all other securities that have ever been issued or granted by the Company have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts and in all applicable Charter Documents. No share of Company Capital Stock or any other security issued by any Acquired Entity was issued in violation of any preemptive right or other right to subscribe for or purchase any security of any Acquired Entity. Except as set forth on Part 2.3(h) of the Disclosure Schedule, there is no Contract between any Acquired Entity and any holder of securities of any Acquired Entity, or, to the Knowledge of the Company, between or among any holders of Company Capital Stock, equity interests or other securities of any Acquired Entity, providing for the issuance, acquisition (including any acquisition pursuant to any buy-sell agreement or any right of first refusal or preemptive right), disposition, registration under the Securities Act of 1933, or voting of any Company Capital Stock, equity interests or securities of any Acquired Entity, other than a Contract granting options to an employee of an Acquired Entity pursuant to a MaintainX Notice of Stock Option Grant in the form made available to Parent. Part 2.3(h) of the Disclosure Schedule completely and accurately identifies each Acquired Entity Contract currently in effect that provides for information rights, rights of first refusal, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(i) Repurchased Shares. Part 2.3(i) of the Disclosure Schedule accurately sets forth with respect to any shares of capital stock repurchased or redeemed by any Acquired Entity during the period beginning on the date that is six years prior to the Agreement Date and ending on and including the Agreement Date: (i) the name of the seller of such shares; (ii) the number, class and series of shares repurchased or redeemed; (iii) the date of such repurchase or redemption; and (iv) the price paid by such Acquired Entity for such shares. All shares of capital stock repurchased, redeemed, converted or canceled by any Acquired Entity during the period beginning on the date that is six years prior to the Agreement Date and ending on and including the Agreement Date were repurchased, redeemed, converted or canceled in material compliance with (A) all applicable securities laws, corporate statutes and other applicable Legal Requirements, and (B) all requirements set forth in all applicable Contracts and in all applicable Charter Documents.

(j) Merger Consideration. As of the Effective Time, no Person will be entitled to receive any payment or consideration as a result of the Merger or the other transactions contemplated by this Agreement or any other agreement entered into in connection with this Agreement, other than the Persons and in the amounts shown in the Merger Consideration Spreadsheet. As of the Effective Time, the allocation of Merger Consideration among the holders of shares of Company Capital Stock and Company Options outstanding immediately prior to the Effective Time in the manner contemplated by Sections 1.5 and 1.6 is in all respects consistent with and determined in accordance with, the applicable provisions of the Charter Documents of the Company and each applicable Acquired Entity Contract.

(k) Ungranted Awards. Part 2.3(k) of the Disclosure Schedule identifies, as of the Agreement Date: (i) each Acquired Entity Service Provider or other Person with an offer letter or other Contract that contemplates a grant of a Company Option or other equity award with respect to shares of Company Capital Stock or other securities of the Company or any other Acquired Entity, or who has otherwise been promised any Company Options or any equity awards or other securities of any Acquired Entity (each, a “Specified Person”), which options or other awards have not been granted as of the Agreement Date; and (ii) the number and type of any such Company Option, other equity award or other security of the Company promised to such Specified Person. Except as set forth in Part 2.3(k) of the Disclosure Schedule, there is no Acquired Entity Service Provider or other Person with an offer letter, other employment Contract, consulting or independent contractor Contract, or other arrangement or Contract that contemplates a grant of options to purchase shares of Company Common Stock or other equity or equity-based awards with respect to Company Capital Stock, or who has otherwise been promised options to purchase shares of Company Common Stock or other securities of the Company or other equity or equity-based awards with respect to Company Capital Stock or other securities of the Company, which options or other awards have not been granted as of the Agreement Date.

2.4 Financial Statements and Related Information.

(a) Delivery of Financial Statements. The Company has made available to Parent the following financial statements (collectively, the “Company Financial Statements”): (i) the audited consolidated balance sheet of the Acquired Entities as of each of December 31, 2023 and December 31, 2024, and the related audited consolidated income statement, audited consolidated statement of cash flows and audited consolidated statement of stockholders’ equity for each of the years ended December 31, 2023 and December 31, 2024, together with the notes thereto, (ii) the unaudited consolidated balance sheet of the Acquired Entities as of December 31, 2025, and the related unaudited consolidated income statement, unaudited consolidated statement of cash flows and unaudited consolidated statement of stockholders’ equity for the year ended December 31, 2025 and (iii) the unaudited consolidated balance sheet of the Acquired Entities as of March 31, 2026 (the “Unaudited Interim Balance Sheet” and such date, the “Unaudited Interim Balance Sheet Date”), and the related unaudited consolidated income statement, unaudited consolidated statement of cash flows and unaudited consolidated statement of stockholders’ equity for the three-month period then ended.

(b) Fair Presentation. The Company Financial Statements present fairly in all material respects the financial position of the Acquired Entities as of the respective dates thereof and the results of operations and cash flows of the Acquired Entities for the periods covered thereby (except that the unaudited Company Financial Statements lack footnote disclosures and year-end adjustments). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered.

(c) Internal Controls. The books, records and accounts of each Acquired Entity accurately and fairly reflect in all material respects the transactions in and dispositions of the assets of such Acquired Entity. Each Acquired Entity has in place systems and processes that are reasonably designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. There are no significant deficiencies or material weaknesses in the design or operation of any Acquired Entity’s internal control over financial reporting that could reasonably be expected to adversely affect such Acquired Entity’s ability to record or report financial information to such Acquired Entity’s management and board of directors (or other similar body). There is not, and since the date that is six years prior to the Agreement Date, there has not been, any fraud involving any member of management or any other employee who has or had a significant role in any Acquired Entity’s internal control over financial reporting.

(d) Accounts Receivable. All of the accounts receivable of the Acquired Entities arose in the ordinary course of business, are carried on the records of the Acquired Entities at values determined in accordance with GAAP, represent bona fide claims against debtors for sales and other charges and are either collectible in full or are adequately and appropriately reserved for in accordance with GAAP. No Person has any Encumbrance on any of such accounts receivable and no request or agreement for deduction or discount has been made in writing with respect to any of such accounts receivable.

(e) Insider Receivables. Part  2.4(e) of the Disclosure Schedule provides an accurate and complete breakdown of all amounts (including any Indebtedness) owed to any Acquired Entity by any Acquired Entity Service Provider, stockholder or other holder of securities, officer or member of the board of directors (or other similar body) of any Acquired Entity (“Insider Receivables”). There will be no outstanding Insider Receivables as of the Effective Time.

(f) No Insolvency; Absence of Significant Losses. None of the Acquired Entities are insolvent, or have ever been subject to, or filed for, liquidation, administration or receivership, insolvency, bankruptcy, postponement of bankruptcy, liquidation proceedings or any proceedings (consensual or forced) regarding administration, restructuring or reorganization of liabilities for the purpose of preventing its liquidation, bankruptcy or insolvency (including either a pre-bankruptcy procedure or a bankruptcy procedure, or any other similar rehabilitation or debt restructuring procedure, indicatively such as liquidation, winding up, dissolution, rehabilitation or special administration). No Orders, requests, applications or resolutions for the commencement of any of the above procedures or the procuring of any of the above occurrences has been given, made, filed or taken, no bankruptcy administrators or receivers, or similar officers, have been appointed and there are no circumstances, state of facts or conditions that could reasonably be expected to result in any of the foregoing.

2.5 No Liabilities; Indebtedness.

(a) Absence of Liabilities. No Acquired Entity has any Liabilities of any nature (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due), except for: (i) liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (ii) liabilities incurred subsequent to the Unaudited Interim Balance Sheet Date in the ordinary course of business consistent with past practices that do not arise from or relate to any breach of a Contract or any warranty, tort, litigation or other claim, or any violation of any applicable Legal Requirement; (iii) obligations that: (A) constitute performance or ordinary course payment obligations under Acquired Entity Contracts and are identifiable by reference to the text of such Acquired Entity Contract; and (B) are not required to be identified as liabilities in a balance sheet prepared in accordance with GAAP; (iv) liabilities described in Part 2.5(a) of the Disclosure Schedule; and (v) that constitute Company Transaction Expenses. The liabilities and obligations referred to in clauses “(ii)” and “(iii)” of the preceding sentence are not material, individually or in the aggregate, to the financial position, results of operations or cash flows of any Acquired Entity.

(b) Indebtedness. Part 2.5(b) of the Disclosure Schedule provides an accurate and complete breakdown of all outstanding items of Indebtedness of any Acquired Entity described in subclause “(a)” of the definition of “Indebtedness” contained in this Agreement (such Indebtedness, “Indebtedness for Borrowed Money”) as of the Agreement Date, identifying the name of the creditor to which such Indebtedness for Borrowed Money is owed, the type of instrument under which such Indebtedness for Borrowed Money is evidenced or the agreement under which such Indebtedness for Borrowed Money was incurred and the aggregate principal amount of such Indebtedness for Borrowed Money as of the Agreement Date. Except as set forth in Part 2.5(b) of the Disclosure Schedule, no Indebtedness for Borrowed Money of any Acquired Entity contains any restriction upon: (i) the prepayment of any of such Indebtedness for Borrowed Money; (ii) the incurrence of any other Indebtedness for Borrowed Money by any Acquired Entity; or (iii) the ability of any Acquired Entity to grant any Encumbrance on any of its assets. No Acquired Entity is in default with respect to any Indebtedness for Borrowed Money and no payment with respect to any Indebtedness for Borrowed Money of any Acquired Entity is past due. Since the date that is six years prior to the Agreement Date, no Acquired Entity has received any written notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Indebtedness for Borrowed Money of any Acquired Entity. Neither the consummation of any of the transactions contemplated by this Agreement nor the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement will, or could reasonably be expected to, cause or result in a default, breach or acceleration, automatic or otherwise, of any condition, covenant or other term of any Indebtedness for Borrowed Money of any Acquired Entity. No Acquired Entity has guaranteed or otherwise become liable for any Indebtedness for Borrowed Money of any other Person (other than another Acquired Entity). None of the Acquired Entities has any outstanding credit facility, overdraft, debenture, letter of credit, acceptance credit or other financial facility. None of the Acquired Entities is or has ever been a party to any “off balance sheet arrangement” (as defined in Item 303(a)(4) of Regulation S-K promulgated by the United States Securities and Exchange Commission).

(c) Service Provider Indemnification. Since the date that is six years prior to the Agreement Date, no event has occurred, and, to the Knowledge of the Company, no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification, reimbursement, contribution by or the advancement of any Expense to, any Acquired Entity Service Provider (other than a claim for reimbursement by an Acquired Entity, in the ordinary course of business, of immaterial travel expenses or other out-of-pocket expenses of a routine nature incurred by such Person in the course of performing such Acquired Entity Service Provider’s duties for the Company, or under any Acquired Entity Employee Plan) or any current or former agent of any Acquired Entity pursuant to: (i) the terms of the Charter Documents of any Acquired Entity; (ii) any indemnification agreement or other Contract between any Acquired Entity and any such Person; or (iii) any applicable Legal Requirement.

2.6 Absence of Changes. Since the Unaudited Interim Balance Sheet Date through the Agreement Date, each Acquired Entity has conducted its business solely in the ordinary course in all material respects. Since the Unaudited Interim Balance Sheet Date through the Agreement Date, none of the Acquired Entities has breached or otherwise failed to comply with any Acquired Entity Contract in any material respect. Except as set forth in Part 2.6 of the Disclosure Schedule, since the Unaudited Interim Balance Sheet Date through the Agreement Date:

(a) there has not been any Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of any Acquired Entity’s assets (whether or not covered by insurance); and

(c) none of the Acquired Entities has taken any action that would have been prohibited or otherwise restricted under Section 4.2, had such action been taken during the Pre-Closing Period.

2.7 Title to Assets.

(a) Good Title. Each Acquired Entity owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets purported to be owned by it reflected on the Unaudited Interim Balance Sheet; (ii) all assets referred to in Part 2.10(b) and Part 2.10(c) of the Disclosures Schedule and all of the rights of the Acquired Entities under the applicable Acquired Entity Contracts; and (iii) all other assets reflected in the books and records of such Acquired Entity as being owned by such Acquired Entity. All of such assets are owned by the Acquired Entities free and clear of any Encumbrances, except for Permitted Encumbrances.

(b) Customer Information. The Acquired Entities have sole and exclusive ownership, free and clear of any Encumbrances (other than Permitted Encumbrances), of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing histories relating to current and former customers of the Acquired Entities for which the Acquired Entities have retained records, in each case, subject to Data Protection Obligations. No Person other than the Acquired Entities possesses any license, claim or right granted by the Acquired Entities with respect to the use of any such customer information owned by the Acquired Entities.

(c) Leased Assets. No tangible assets (other than real property) are being leased to any Acquired Entity.

(d) Sufficiency of Assets. The assets owned, leased or licensed by the Acquired Entities collectively constitute all of the properties, rights, interests and other tangible and intangible assets used in or necessary to enable each Acquired Entity to conduct its business in the manner in which such business is currently being conducted.

2.8 Bank Accounts. Part 2.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of any Acquired Entity at any bank or other financial institution (including any third-party transaction service such as PayPal, Venmo, Paytm or Stripe): (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type and primary use of account; (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account; (e) the account currency; and (f) the approximate amount held in such account as of the Agreement Date. There are no safe deposit boxes or similar arrangements maintained by or for the benefit of the Acquired Entities.

2.9 Equipment; Real Property.

(a) Equipment. All material items of equipment, fixtures and other tangible assets owned by or leased to any of the Acquired Entities are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of each of the Acquired Entities’ respective businesses in the manner in which such businesses are currently being conducted.

(b) Owned Real Property. None of the Acquired Entities has ever owned any real property or is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property.

(c) Leased Real Property. Part 2.9(c) of the Disclosure Schedule sets forth: (i) all leases, subleases, ground leases, licenses, use agreements and occupancy agreements, together with all amendments, modifications thereto, pursuant to which any real property is leased by any of the Acquired Entities (each such lease, sublease or occupancy agreement being referred to as a “Real Property Lease” and any such real property leased by any of the Acquired Entities being referred to as a “Leased Real Property”); (ii) an accurate and complete copy of the current draft (current as of the Agreement Date) of each lease, sublease, ground lease, license, use agreement or occupancy agreement for any real property that is currently under negotiation by any Acquired Entity (a “Pending Real Property Lease”); (iii) the address, monthly rent expense and term of each Leased Real Property; and (iv) any security deposit, guaranty, letter of credit, lien, hypothecation or any other security provided to the landlord under each Real Property Lease. The Acquired Entities collectively have a good, valid and marketable leasehold interest (or the equivalent in the jurisdiction where the applicable Leased Real Property is located) in all Leased Real Property, in each case, free and clear of all Encumbrances, other than Permitted Encumbrances. Each Leased Real Property is: (A) in good operating condition and repair (ordinary wear and tear excepted); (B) free of any material defect; and (C) adequate for use in the operation of each of the businesses of the Acquired Entities as they are currently conducted at such location. Since the date that is five years prior to the Agreement Date, none of the Acquired Entities has received written notice that the operation of a Leased Real Property by such Acquired Entity is in material violation of any Real Property Lease or any applicable building code, zoning ordinance, Contract or other applicable Legal Requirement. With respect to each Real Property Lease, the tenant thereunder enjoys peaceful, exclusive and undisturbed use and possession in all material respects of the demised premises thereunder. There are no written or oral purchase Contracts, leases, subleases, licenses, concessions, rights of first refusal, options or any other agreements of any kind, formal or informal, choate or inchoate, recorded or unrecorded, arising by, under or through the Acquired Entities, whereby any Person, other than the Acquired Entities, has acquired any right, title or interest in, or right to ownership, possession, use, occupancy, enjoyment or proceeds of, all or any portion of the Leased Real Property. No Acquired Entity is in default of any of its material obligations under any Real Property Lease, and, to the Knowledge of the Company, no other party to any Real Property Lease is in material default of its obligations under such respective Real Property Lease. No Acquired Entity currently subleases or has otherwise granted to any Person the right to use or occupy any Leased Real Property, and since the date that is five years prior to the Agreement Date, no Acquired Entity has subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property. The Company has made available to Parent accurate and complete copies of all Real Property Leases in effect as of the Agreement Date, including all amendments, extensions, renewals, guarantees, notices and other agreements with respect thereto. Except as set forth in Part 2.9(c) of the Disclosure Schedule, the Merger does not require the consent of any party to any Real Property Lease and will not result in a breach of or default under such Real Property Lease.

2.10 Intellectual Property.

(a) Products. Part 2.10(a) of the Disclosure Schedule identifies each Acquired Entity Product.

(b) Scheduled IP. Part  2.10(b) of the Disclosure Schedule identifies each item of Registered IP and each material unregistered Trademark in which any Acquired Entity has or purports to have an ownership interest or an exclusive license of any nature (whether exclusively, jointly with another Person or otherwise) including:

(i) all Patents owned or filed by, or on behalf of, any Acquired Entity or used in the business or operations of any Acquired Entity to which such Acquired Entity has exclusive rights in any field or territory, including the country of filing, prosecution status, record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP), registration or serial number, date of issue or filing, expiration date and title;

(ii) all registered Trademarks and material unregistered Trademarks and applications for registration of Trademarks owned or filed by, or on behalf of, any Acquired Entity, or used by any Acquired Entity, including country of filing, prosecution status, class, registration or application number, date of issue, and record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP or such material unregistered Trademark);

(iii) all registered copyrights and applications for registration of copyrights owned or filed by, or on behalf of, any Acquired Entity, or used by any Acquired Entity, including country of filing, record owner and, if different, the legal owner and beneficial owner (and if any other Person has an ownership interest in such item of Registered IP), filing number, date of issue and expiration date; and

(iv) all Domain Names owned by each Acquired Entity or used in the business or operations of such Acquired Entity, including registrant name, registrant organization, date of issue or filing and expiration date.

Part 2.10(b) of the Disclosure Schedule also completely and accurately identifies any other Person that has or purports to have an ownership interest in any item of Registered IP or material unregistered Trademark identified thereon and the nature of such ownership interest. The Company has made available to Parent complete and accurate copies of all material applications, correspondence with any Governmental Body, assignments (including proof of recordation for any recorded assignments) and other material documents related to each item of Registered IP identified or required to be identified in Part 2.10(b) of the Disclosure Schedule.

(c) Inbound Licenses. Part  2.10(c) of the Disclosure Schedule identifies each Contract pursuant to which any right, title, or interest in or to any Intellectual Property or Intellectual Property Right is or has been licensed, granted, sold, assigned or otherwise conveyed or provided to any Acquired Entity (whether or not currently exercisable and including a right to receive a license) (each, an “Inbound License Agreement”), other than: (i) Contracts between any Acquired Entity and any Acquired Entity Service Provider entered into in the ordinary course of business; (ii) Contracts for Shrink-Wrap Code; (iii) licenses for the Open Source Code; (iv) non-disclosure agreements entered into the ordinary course of business that do not contain express license grants; (v) non-exclusive licenses granted by customers to an Acquired Entity in the ordinary course of business to enable the Acquired Entity to provide the Acquired Entity Products; and (vi) Contracts where any license of Intellectual Property or Intellectual Property Rights is non-exclusive, is incidental to such Contract and solely to permit Acquired Entity to use feedback and suggestions or authorizing the use of brand materials or trademarks for marketing purposes. Except as set forth in Part  2.10(c) of the Disclosure Schedule, none of the licenses or rights granted to any Acquired Entity in any Contract identified or required to be identified in Part  2.10(c) of the Disclosure Schedule is exclusive. Each license granted to an Acquired Entity under a Contract identified (or required to be identified) in Part 2.10(c) of the Disclosure Schedule is valid and enforceable against each current owner of the Intellectual Property and Intellectual Property Rights licensed at any time under such Contract, subject to the Enforceability Exceptions. For purposes of this Agreement, a covenant or promise not to sue or not to assert claims regarding Intellectual Property Rights or similar releases shall be deemed to be a license.

(d) Outbound Licenses. Part  2.10(d) of the Disclosure Schedule identifies each Contract pursuant to which any Person has been granted any license under or any access to (as part of service bureau, time-sharing, application service or similar arrangement or otherwise), or otherwise has received or acquired any right, title or interest (whether or not currently exercisable and including a right to receive a license) in, any Acquired Entity IP or any Acquired Entity Product, other than: (i) Contracts between any Acquired Entity and its customer entered into in the ordinary course of business that do not deviate in any material respect from the standard form made available to Parent pursuant to Section 2.10(f); (ii) non-disclosure agreements entered into the ordinary course of business that do not contain express license grants; (iii) Contracts where any license of Intellectual Property or Intellectual Property Rights from any Acquired Entity is non-exclusive, is incidental to such Contract, and solely permits the licensee to use feedback and suggestions or to use brand materials or trademarks for marketing purposes; and (iv) non-exclusive licenses to Acquired Entity Service Providers in the ordinary course of business solely to permit the Acquired Entity Service Provider to provide services to the Acquired Entity. The Acquired Entities have the exclusive right to bring Legal Proceedings with respect to any infringement, misappropriation or other violation of the Acquired Entity IP. None of the Acquired Entities is bound by, and no Acquired Entity IP or Acquired Entity Product is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Entity to use, exploit, make available, assert, distribute, sell or enforce any Acquired Entity IP or any Acquired Entity Product anywhere in the world, in any manner or under any form of exploitation (including the right to non-exclusively license and/or transfer such Acquired Entity IP to any third party), except with respect to any Acquired Entity IP licensed to an Acquired Entity, as specified in Contracts disclosed under (or expressly exempted from the disclosure requirements for) Part  2.10(c) of the Disclosure Schedule. In each Acquired Entity IP Contract pursuant to which the counterparty to such Acquired Entity IP Contract has been permitted to provide, distribute, disclose, provide access to or transfer to any third party any Acquired Entity IP (including the confidential information of any Acquired Entity), the relevant Acquired Entity has required such counterparty to require such third party to protect and use such Acquired Entity IP in a manner at least as restrictive as the terms of such Acquired Entity IP Contract. No Acquired Entity is in default under or in violation or breach, in any material respect, of any Acquired Entity IP Contract and no event has occurred and no circumstance or condition exists that, with notice, the passage of time or both, could reasonably be expected to: (i) constitute a default under, or result in a violation or breach, by any Acquired Entity of, any Acquired Entity IP Contract; or (ii) give any Person the right to declare a default or breach under any Acquired Entity IP Contract. None of the Acquired Entities has received any written notice of a default, termination, alleged failure to perform or any offset or counterclaim with respect to any Acquired Entity IP Contract that has not been fully remedied and resolved.

(e) Royalty Obligations. Part  2.10(e) of the Disclosure Schedule identifies and summarizes payable amounts for each Contract pursuant to which any Acquired Entity is obligated to pay any royalties and other similar amounts payable by any Acquired Entity to any other Person upon or for the use of any Intellectual Property, Intellectual Property Right or any Acquired Entity Product. Each Acquired Entity has timely paid all royalties and similar amounts to the Persons who are entitled to receive them.

(f) Standard Form Acquired Entity IP Contracts. The Company has made available to Parent a complete and accurate copy of each standard form of Acquired Entity IP Contract and any standard form of Contract under which a third party acquires access to or a right to use any Acquired Entity Product, including each standard form of: (i) terms of purchase, purchase order terms and conditions, end user license agreement, subscription agreement, customer support or maintenance agreement, trial agreement or terms of use or service (each a “EULA”); (ii) software license, software-as-a-service or cloud-based services agreement; (iii) software development kit, developer, data or application programming interface license agreement; (iv) development or maintenance agreement; (v) employee agreement containing any acknowledgement of the ownership of Intellectual Property or any Intellectual Property Right, any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vi) consulting, development or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vii) confidentiality or nondisclosure agreement; (viii) agreement for providing technology licensing, distribution rights, reseller rights, sales, marketing and/or managed services to customers or others; and (ix) vendor, supplier or service provider agreement. Except as set forth in Part  2.10(f) of the Disclosure Schedule, no Acquired Entity Product has been distributed or made available (as part of service bureau, time-sharing, application service or similar arrangement or otherwise) by or on behalf of any Acquired Entity except pursuant to a valid and enforceable EULA, software license, software-as-a-service or cloud-based services agreement entered into with a customer that does not deviate in any material respect from the form made available to Parent pursuant to this Section  2.10(f). Each user of any Acquired Entity Website is subject to valid and enforceable website terms and conditions. Part  2.10(f) of the Disclosure Schedule identifies each Acquired Entity IP Contract in effect as of the Agreement Date based on a standard form made available to Parent that: (A) deviates in any material respect from such form; or (B) includes any grants of any exclusivity, non-compete obligations, rights of first refusal, most-favored customer, or similar preferred treatment in connection with any Acquired Entity Product.

(g) Ownership. The Acquired Entities collectively are the sole and exclusive legal and beneficial owner of all right, title and interest to and in the Acquired Entity IP (other than Intellectual Property and Intellectual Property Rights validly licensed to any of the Acquired Entities, as identified in (or expressly exempted from the disclosure requirements for) Part  2.10(c) of the Disclosure Schedule), free and clear of any Encumbrances (other than Permitted Encumbrances). All modifications and derivative works of any Acquired Entity IP (that is owned or purported to be owned by an Acquired Entity) made by, for, or on behalf of the Acquired Entities are exclusively owned by the Acquired Entities. The Acquired Entities have the right to exploit all Acquired Entity IP in the manner being exploited by such Acquired Entities (including the right to license such Acquired Entity IP to any third party), for the entire term of protection of such Acquired Entity IP under applicable Legal Requirements, worldwide. Without limiting the generality of the foregoing:

(i) all documents and instruments necessary to establish, perfect and maintain the rights of the Acquired Entities in any Registered IP included in the Acquired Entity IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body (or validly registered with the appropriate registrar in the case of Domain Names);

(ii) (A) each Acquired Entity Service Provider who is or was involved in the creation or development of any Acquired Entity IP or Acquired Entity Product or any Intellectual Property or Intellectual Property Rights for or on behalf of any Acquired Entity has signed a written, valid and enforceable agreement containing: (1) an irrevocable assignment to such Acquired Entity of all Intellectual Property and Intellectual Property Rights created or developed by such Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for or on behalf of such Acquired Entity; and (2) confidentiality provisions protecting the Trade Secrets of the Acquired Entities and other non-public elements of Acquired Entity Products and such Intellectual Property, Intellectual Property Rights and Acquired Entity Products, and no such Acquired Entity Service Provider has any obligation to any other Person with respect to such Intellectual Property, Intellectual Property Rights or Acquired Entity Products and (B) no Acquired Entity Service Provider who is or was involved in the creation or development of any Acquired Entity IP or Acquired Entity Product or any Intellectual Property or Intellectual Property Rights for or on behalf of any Acquired Entity has a valid claim or has ever claimed ownership rights or rights to receive any compensation for any particular invention under applicable Legal Requirements with respect to the Acquired Entity IP or parts thereto, either through any Legal Proceeding or written notice (or to the Knowledge of the Company any other notice) received by an Acquired Entity;

(iii) each Acquired Entity has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary or confidential information pertaining to such Acquired Entity, the Acquired Entity IP, the Acquired Entity Products, or the business of such Acquired Entity and no Trade Secret or proprietary or confidential information of any Acquired Entity has been disclosed to any third party except pursuant to a valid and binding confidentiality agreement;

(iv) no funding, facilities or personnel of any Governmental Body or any university or educational institution or research center were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Entity IP and no Governmental Body or any university or educational institution or research center has any ownership in or rights to any Acquired Entity IP or Acquired Entity Product;

(v) no Acquired Entity Service Provider is subject to any Contract with any other Person which requires such Acquired Entity Service Provider to assign to any Person other than any Acquired Entity any interest in or to any Intellectual Property or Intellectual Property Rights created or developed by such Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for such Acquired Entity;

(vi) none of the Acquired Entities has performed, or is under obligation under any Contract to perform, any development services for any Person resulting in or that would result in any Intellectual Property or Intellectual Property Rights generated as a result of such development services being owned by such Person, exclusively licensed to such Person or where any Acquired Entity has otherwise granted any ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) to such Person and no Acquired Entity has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Intellectual Property or Intellectual Property Right to any other Person;

(vii) none of the Acquired Entities has incorporated into or used in the development of any Acquired Entity Products any suggestions or feedback of any Person where the Acquired Entities did not own or have valid rights to use such suggestions or feedback and all Acquired Entity IP owned or purported to be owned by any Acquired Entity is, and, as of and immediately following the Closing, will be fully transferable, alienable and licensable by such Acquired Entity without restriction and without payment of any kind to any Person;

(viii) (A) no Acquired Entity Service Provider (1) has claimed in a written notice (or to the Knowledge of the Company any other notice) to any Acquired Entity or has a valid claim that any Acquired Entity has breached any of its Contracts with such Acquired Entity Service Provider in a manner that could result in the loss of such Acquired Entity’s ownership rights in any Intellectual Property or Intellectual Property Rights under such Contracts; (2) has any ownership or other interest in or to any Acquired Entity IP other than for purposes of performing services for an Acquired Entity; (3) is bound by or otherwise subject to any Contract restricting such Acquired Entity Service Provider from performing their duties for any Acquired Entity; (4) is in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to the Acquired Entity Service Provider’s activities as an officer, founder, service provider or employee of an Acquired Entity; or (5) is subject to any Contract with any other Person which requires such Acquired Entity Service Provider to assign any interest in or keep confidential any Acquired Entity IP; and (B) no Intellectual Property or Intellectual Property Rights owned by any Acquired Entity Service Provider have been incorporated into any Acquired Entity Products except pursuant to any license identified in (or expressly exempted under Section 2.10(c)(i) from the disclosure requirements for) Part  2.10(c) of the Disclosure Schedule;

(ix) none of the Acquired Entities is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates any of the Acquired Entities to grant or offer to any other Person any license or right to any Acquired Entity IP;

(x) an Acquired Entity is the sole and exclusive legal and beneficial owner of all right, title and interest in and to all Intellectual Property and Intellectual Property Rights created or developed by each Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for or on behalf of such Acquired Entity, without further payment being owed to any Acquired Entity Service Provider and without any restrictions or obligations on such Acquired Entity’s ownership and use of such Intellectual Property and Intellectual Property Rights or any Acquired Entity Product; and

(xi) the Acquired Entities own or otherwise have all Intellectual Property and Intellectual Property Rights needed to conduct the business of each of the Acquired Entities as currently conducted.

(h) Valid and Enforceable. All Acquired Entity IP owned or purported to be owned by any Acquired Entity is subsisting and, to the Knowledge of the Company, valid and enforceable. Without limiting the generality of the foregoing:

(i) no Trademark or Domain Name owned, purported to be owned, or applied for by any Acquired Entity infringes upon or conflicts or interferes with, or is confusingly similar to, any Trademark owned, purported to be owned, or applied for by any other Person;

(ii) Part  2.10(h)(ii) of the Disclosure Schedule completely and accurately identifies each action, filing, and payment that must be taken or made on or before the date that is 90 days after the Agreement Date in order to maintain in full force and effect each item of Acquired Entity IP owned or purported to be owned by any Acquired Entity that is Registered IP;

(iii) no interference, opposition, cancellation, reissue, reexamination, review or other Legal Proceeding, except for ordinary course prosecution for Registered IP, is or, since the date that is four years preceding the Agreement Date, has been pending or threatened in writing or, to the Knowledge of the Company, otherwise threatened, in which the ownership, scope, validity or enforceability of any Acquired Entity IP is being or has been, or would reasonably be expected to be, contested or challenged, and there are no specific facts that would form a reasonable basis for a claim that any Acquired Entity IP owned or purported to be owned by an Acquired Entity is invalid or unenforceable;

(iv) with respect to each item of Acquired Entity IP that is Registered IP: (A) all necessary registration, maintenance and renewal fees, and all Taxes, have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Acquired Entity IP; and (B) each Acquired Entity is currently in compliance with all formal Legal Requirements (including payment of filing, examination and maintenance fees and proofs of use);

(v) no act has been done or omitted to be done by any Acquired Entity, which act or omission has or, since the date that is four years preceding the Agreement Date, had, or would reasonably be expected to have, the effect of dedicating to the public, entitling any Person to cancel, forfeit, modify or consider abandoned, or impairing any Acquired Entity IP owned or purported to be owned by such Acquired Entity; and

(vi) no Acquired Entity is subject to any order, writ, injunction, judgment or decree of any Governmental Body that restricts or impairs the use, transfer or licensing of any Acquired Entity IP or other Intellectual Property Rights.

(i) No Third Party Infringement of Acquired Entity IP. To the Knowledge of the Company, (A)  no Person has infringed, misappropriated, made unlawful use of or otherwise violated any Acquired Entity IP, and (B) no Person is currently infringing, misappropriating, making unlawful use of or otherwise violating, any Acquired Entity IP. The Company has made available to Parent all documents regarding any actual, alleged or suspected infringement or misappropriation by any Person of any Acquired Entity IP or Acquired Entity Product. The Acquired Entities have made available to Parent a complete and accurate copy of each letter or other written or electronic communication or correspondence that, since the date that is four years preceding the Agreement Date, has been sent by or to any Acquired Entity or any representative of any Acquired Entity regarding any actual, alleged or suspected infringement, misappropriation or other violation of any Acquired Entity IP, and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

(j) Effects of This Transaction. Except as set forth in Part  2.10(j) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement or any other Transaction Document nor the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document, by the terms of any Acquired Entity IP Contract or otherwise, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance (other than a Permitted Encumbrance) on, any Acquired Entity IP, any Acquired Entity Product or any other Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (ii) a breach of or default, in any material respect, under, or termination or suspension of performance of, any Acquired Entity IP Contract or other Contract relating to any Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (iii) a payment or increased royalty or an obligation to offer any discount or be bound by any “most favored pricing” terms under any Acquired Entity IP Contract or other Contract relating to any Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, marketing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (iv) the release, disclosure or delivery of any Acquired Entity IP or Acquired Entity Product by or to any escrow agent or other Person; (v) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Entity IP or any Intellectual Property or the Intellectual Property Rights of Parent or any of its Affiliates; (vi) Parent, any of its Affiliates or any Acquired Entity being bound by, or subject to, any non-competition or other restriction on its freedom to engage in, participate in, operate or compete in any line of business in any geographic area during any period of time; (vii) a reduction of any royalties, revenue sharing or other payments any Acquired Entity would otherwise be entitled to with respect to any Acquired Entity IP or Acquired Entity Product; or (viii) Parent, any of its Affiliates or any of the Acquired Entities being obligated to pay any royalties, fees or other amounts in excess of those that the Acquired Entities would otherwise be required to pay.

(k) No Infringement of Third Party IP Rights. None of the Acquired Entities, the Acquired Entity Products (or the development, distribution, offering, provision, performance, licensing, hosting, marketing, sale, use or commercialization thereof), or the conduct of the business of any Acquired Entity has infringed (directly, secondarily, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. None of the development, distribution, offering, provision, performance, licensing, hosting, marketing, sale, use or commercialization of any Acquired Entity Product or Acquired Entity Software or the conduct of the business of any Acquired Entity, as currently conducted infringes, violates or makes unlawful use of (directly, contributorily, by inducement or otherwise), or will when conducted in substantially the same manner by Parent following the Closing infringe, violate or make unlawful use of (directly, contributorily, by inducement or otherwise), any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing:

(i) no infringement, misappropriation or similar claim or Legal Proceeding is pending or threatened in writing, or to the Knowledge of the Company otherwise threatened, against any Acquired Entity or, to the Knowledge of the Company, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by any Acquired Entity with respect to any such claim or Legal Proceeding, none of the Acquired Entities has ever received any written notice requesting, claiming or demanding any of the foregoing with respect to any such claim or Legal Proceeding and there are no circumstances likely to give rise to any of the foregoing;

(ii) except as set forth in Part  2.10(k)(ii) of the Disclosure Schedule, none of the Acquired Entities has received in any written notice (or to the Knowledge of the Company any other notice) relating to any actual, alleged or suspected infringement, misappropriation, unlawful use or violation by any Acquired Entity, any Acquired Entity Service Provider or other Representative of any Acquired Entity of any Intellectual Property or Intellectual Property Rights of another Person, including any letter or other written communication suggesting or offering that any Acquired Entity obtain a license to any Intellectual Property or Intellectual Property Right of another Person implying any such infringement, misappropriation, unlawful use or violation or the potential thereof; and

(iii) except as set forth in Part 2.10(k)(iii) of the Disclosure Schedule, none of the Acquired Entities is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for (A) any existing or potential Intellectual Property or Intellectual Property Right infringement, misappropriation, violation, unlawful use or similar claim; or (B) any unauthorized use or disclosure of, or breach of security with respect to, any data or information (in each case, other than indemnification provisions in the Acquired Entities’ standard forms of Acquired Entity IP Contracts described in Section 2.10(f) or in any Contract identified in Part 2.10(f) of the Disclosure Schedule).

(l) No Harmful Code. None of the Acquired Entity Products or Acquired Entity Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(m) Bugs. None of the Acquired Entity Products or Acquired Entity Software: (i) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of any data) that materially and adversely affects the use, functionality or performance of such Acquired Entity Products or Acquired Entity Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Acquired Entity Products or Acquired Entity Software. The Company has made available to Parent a complete and accurate list of all known bugs, defects and errors in each version of the Acquired Entity Software and Acquired Entity Products within the twelve months preceding the Agreement Date.

(n) Source Code. No Source Code for any Acquired Entity Software or Acquired Entity Product has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the Agreement Date, an Acquired Entity Service Provider subject to a binding, written agreement imposing on such Acquired Entity Service Provider confidentiality and non-use obligations with respect to such Source Code in favor of the applicable Acquired Entity that prohibit disclosure outside the Acquired Entities or use for other than the conduct of the business of the Acquired Entities. None of the Acquired Entities has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Acquired Entity Software or Acquired Entity Product to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Acquired Entity Software or Acquired Entity Product to any other Person other than an Acquired Entity Service Provider who is subject to confidentiality and non-use obligation pursuant to an Acquired Entity IP Contract.

(o) Use of Open Source Code.

(i) The Company has made available to Parent a complete and accurate identification of: (A) each item of Open Source Code that is contained in or distributed with the current version of any Acquired Entity Software or Acquired Entity Product; and (B) the applicable license terms for each such item of Open Source Code.

(ii) Each Acquired Entity’s use, marketing, distribution, licensing, making available and sale of Acquired Entity Software and Acquired Entity Product does not violate any license terms applicable to any, and each Acquired Entity has complied in all material respects with each license applicable to each, item of Open Source Code.

(iii) No Acquired Entity Software or Acquired Entity Product contains, is combined or linked with, or is distributed or made available with Open Source Code in a manner that, under the applicable license terms for such Open Source Code: (A) imposes or results in (or with respect to which the applicable license terms purport to impose) a requirement or condition that any Acquired Entity grant a license under its Patent rights or that any Acquired Entity Software or Acquired Entity Product or part thereof (other than the Open Source Code itself): (1) be disclosed or distributed in Source Code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (B) otherwise imposes or results in (or with respect to which the applicable license terms purport to impose) any other material limitation, restriction or condition on the right or ability of any Acquired Entity to use or distribute any Acquired Entity Software or Acquired Entity Product.

(iv) Part 2.10(a)(iv) of the Disclosure Schedule sets forth a list of Computer Software or other technology that any Acquired Entity has contributed to an open source project or made available under an open source license.

(p) Privacy and Information Security.

(i) Privacy and Data Protection. Part 2.10(p)(i) of the Disclosure Schedule contains each Acquired Entity Privacy Policy in effect since the date that is four years prior to the Agreement Date. Each Acquired Entity Privacy Policy relating to User Data prominently states that (1) User Data may be transferred in a merger, acquisition, reorganization or sale of assets and (2) sensitive Personal Data is not collected automatically by any Acquired Entity Website or any Acquired Entity Software. Each Acquired Entity has all lawful bases, authorizations, rights, consents, data processing agreements and data transfer agreements that are required under applicable Data Protection Obligations to Process Personal Data in connection with the operation of the business of such Acquired Entity. Since the date that is four years prior to the Agreement Date, each Acquired Entity and the Acquired Entity Software has complied at all times with all applicable Data Protection Obligations.

(ii) Since the date that is four years prior to the Agreement Date, each Acquired Entity has implemented commercially reasonable physical, technical and organizational measures, including all necessary standards, policies, procedures and documentation, to ensure and to be able to demonstrate that the Processing of Personal Data by such Acquired Entity has been performed at all times in accordance with applicable Legal Requirements and Data Protection Obligations. Since the date that is four years prior to the Agreement Date, no Acquired Entity has received written notice from, and no Acquired Entity has been subject to any allegation, enquiries, investigations or claim for compensation by (including for unauthorized disclosure of such data), any Person or Governmental Body regarding non-compliance or alleged non-compliance by such Acquired Entity with any Legal Requirements, including any Data Protection Obligations, relating to the Processing of Personal Data or other data. Since the date that is four years prior to the Agreement Date, each Acquired Entity has complied with each request received from an individual in relation to such individual’s rights under applicable Data Protection Obligations in accordance with applicable Legal Requirements. Neither the execution, delivery or performance of this Agreement or any other agreement, instrument or document entered into in connection with this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, nor any Acquired Entity’s provision to Parent or Parent’s possession of Personal Data or any other data or information in the databases of any Acquired Entity or its Processing of such data consistent with Data Protection Obligations, will result in any violation of any Data Protection Obligation, so long as Parent Processes that data in a manner consistent with any relevant restrictions set forth in any applicable Data Protection Obligation.

(iii) Data Collection. Part 2.10(p)(iii) of the Disclosure Schedule contains an accurate and complete list of the categories of Personal Data and User Data collected by each Acquired Entity.

(iv) Data Processing Agreement. Each Acquired Entity that has instructed any Person for the Processing of Personal Data has entered into data processing agreements with such Person in compliance with applicable Data Protection Obligations.

(v) International Data Transfers. Since the date that is four years prior to the Agreement Date, each Acquired Entity has implemented all necessary measures to ensure that any transfer of Personal Data, including to a country outside the European Economic Area, has only taken place under the conditions specified in applicable Data Protection Obligations.

(vi) Restricted Transactions. Since April 8, 2025, the Acquired Entities have not engaged in any “restricted transactions” or “prohibited transactions” as defined by Executive Order 14117 and related regulations, including the Data Security Program at 28 C.F.R. Part 202.

(vii) Data Security. With respect to all Personal Data Processed by or for each Acquired Entity and all Acquired Entity IT Systems, since the date that is four years prior to the Agreement Date, each Acquired Entity has taken commercially reasonable measures (including implementing and monitoring compliance with adequate measures with respect to technical, administrative and physical security) designed to ensure that such Personal Data and Acquired Entity IT Systems are protected against loss or destruction and against unauthorized or unlawful access or Processing or other misuse in accordance with the Acquired Entity Privacy Policies and applicable Legal Requirements, including Data Protection Obligations. Since the date that is four years prior to the Agreement Date, no Acquired Entity has suffered or incurred a security breach or incident with respect to any Acquired Entity IT System or Acquired Entity Data, including any loss or unauthorized access, use or disclosure of Acquired Entity Data that would constitute a breach for which notification to individuals and/or Governmental Bodies is required under any Data Protection Obligation. Since the date that is four years prior to the Agreement Date, each Acquired Entity has performed a routine security risk assessment in accordance with applicable industry standards and addressed and remediated any material threats and deficiencies identified in such security risk assessments.

(viii) Product Security. Since the date that is four years prior to the Agreement Date, each Acquired Entity has taken commercially reasonable measures to secure all Acquired Entity IT Systems, Acquired Entity Software and Acquired Entity Products prior to selling, distributing, deploying or making it available and has made patches and updates to such Acquired Entity IT Systems, Acquired Entity Software and Acquired Entity Products in accordance with industry standards. Without limitation to the foregoing, since the date that is four years prior to the Agreement Date, each Acquired Entity has performed penetration tests and vulnerability scans of all Acquired Entity IT Systems, Acquired Entity Software and Acquired Entity Products and those tests and scans were conducted in all material respects in accordance with industry standards. Each material vulnerability identified by any such tests or scans has been remediated in all material respects. No Acquired Entity IT System, Acquired Entity Software or Acquired Entity Product contains any vulnerability that is assigned a CVSS score of 7.0 or higher in the National Institute of Standards and Technology’s National Vulnerability Database.

(ix) Ownership and Use of Data. (A) All Acquired Entity Data is owned or licensed by an Acquired Entity, free and clear of all Encumbrances, other than Permitted Encumbrances, and (B) Each Acquired Entity has all necessary rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute, make available and otherwise exploit the data contained in the Acquired Entity Data in the manner in which such Acquired Entity uses, reproduces, modifies, creates derivative works of, licenses, sublicenses, distributes, makes available and otherwise exploits the data, including in connection with the operation of the business of the Acquired Entities and in connection with the transactions contemplated by this Agreement.

(q) Information Technology. Since the date that is four years prior to the Agreement Date, all Acquired Entity IT Systems have been properly maintained by technically competent personnel, in accordance in all material respects with standards set by the manufacturers or otherwise in accordance in all material respects with standards prudent in the industry, to ensure proper operation, monitoring and use. The Acquired Entity IT Systems are in good working condition and do not contain any viruses, bugs or vulnerabilities identified in the United States National Vulnerability Database maintained by the Department of Homeland Security and the National Institute of Standards and Technology, faults or other devices or effects that could (A) enable or assist any person to access without authorization the Acquired Entity IT Systems, any electronic or other database containing (in whole or in part) Personal Data and User Data maintained by or for any Acquired Entity at any time or Acquired Entity Data, or (B) otherwise materially adversely affect the functionality of the Acquired Entity IT Systems. None of the Acquired Entities has experienced, since the date that is four years prior to the Agreement Date any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Acquired Entity IT Systems. Since the date that is four years prior to the Agreement Date, each Acquired Entity has taken commercially reasonable measures to provide for the back-up and recovery of the Acquired Entity Data (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of such Acquired Entity. None of the Acquired Entities is in breach of any Contract related to any Acquired Entity IT System or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a breach of any Acquired Entity Contract related to any Acquired Entity IT System.

(r) AI Technology Inventory. Part 2.10(r) of the Disclosure Schedule accurately identifies and describes all AI Technology that, since the date that is four years preceding the Agreement Date, (i) has been licensed, sold or offered for license or sale by any Acquired Entity, including as part of an Acquired Entity Product; (ii) is under development by or for any Acquired Entity; or (iii) is used internally by any Acquired Entity.

(s) High-Scrutiny Use Cases. No Acquired Entity has used any AI Technology for High Risk Activities or expressly authorized any Acquired Entity AI Technology to be used by any Person for any High Risk Activities. No Intellectual Property generated or created with or by any AI Technology is incorporated or embodied in any Acquired Entity Product or is claimed or otherwise made the subject of any Registered IP included in the Acquired Entity IP.

(t) Training Data. Part 2.10(t) of the Disclosure Schedule accurately identifies and describes all Training Data that is used in or material to (i) the development of Acquired Entity AI Technology or (ii) the ongoing operation or improvement of Acquired Entity AI Technology and identifies the sources of such Training Data. The Acquired Entities have complied in all material respects with all Contract terms applicable to any Training Data disclosed or required to be disclosed in Section 2.10(t) of the Disclosure Schedule, including to the extent applicable (A) the end user license agreement or other terms that govern the Acquired Entities’ use of any APIs used to collect Training Data and (B) the website terms or other terms that govern the Acquired Entities’ collection and use of each Scraped Dataset. No Training Data used by any Acquired Entity has ever contained Personal Data.

(u) Third Party Artificial Intelligence Technology. For each Third-Party AI Technology used in any Acquired Entity’s business, the Acquired Entities have complied in all material respects with all license terms applicable to such Third-Party AI Technology and own all right, title and interest in and to the outputs generated by use of the Third-Party AI Technology.

(v) Rights to Acquired Entity AI Technology. For each item of Acquired Entity AI Technology, whether incorporated into the Acquired Entity Product or Acquired Entity Software or otherwise, that has been: (i) developed, improved or customized pursuant to any specifications provided by a customer or partner of any Acquired Entity; (ii) developed, trained, fine-tuned, improved or customized using any Training Data provided by a customer, partner or other third party; or (iii) customized in any material respect for any customer or partner of any Acquired Entity, the Acquired Entities own all Intellectual Property Rights in and to the Acquired Entity AI Technology and any such developments, improvements and customizations, and there are no restrictions on the Acquired Entities’ exploitation or commercialization of such Acquired Entity AI Technology (including any such developments, improvements or customizations) or on the Acquired Entities’ ability to enforce their Intellectual Property Rights in such Acquired Entity AI Technology (including any such developments, improvements or customizations) arising from or as a consequence of any of the foregoing.

(w) AI Governance. The Acquired Entities maintain and adhere to policies and procedures, consistent with generally accepted industry standards, relating to the ethical, trustworthy and responsible use and deployment of AI Technologies at and by the Acquired Entities, including policies, protocols and procedures for identifying and mitigating illicit bias in Training Data or in the algorithms and models used in Acquired Entity AI Technology. The Acquired Entities, with reasonable regularity, audit their compliance with such policies and procedures, and there has been (i) no actual or alleged non-compliance with any such policies, protocols and procedures; (ii) no complaint, claim, investigation, proceeding or litigation alleging that Training Data used in the development, training, improvement or testing of any Acquired Entity AI Technology was biased, untrustworthy or manipulated in an unethical or unscientific way, and no report, finding or impact assessment of any internal or external auditor or other third party that makes any such allegation; and (iii) no request for information or testimony from regulators or legislators concerning any Acquired Entity Product or Acquired Entity AI Technologies.

2.11 Contracts.

(a) List of Contracts. Part  2.11(a) of the Disclosure Schedule completely and accurately identifies each of the following Contracts (excluding any such Contracts that are Acquired Entity Employee Plans) in effect as of the Agreement Date (categorized by the applicable section and subsection of this Section 2.11(a) to which it relates), and sets forth the names of the parties to such Contract, the date of such Contract and the date of each amendment to such Contract:

(i) each Acquired Entity Contract between any Acquired Entity and any Acquired Entity Service Provider pursuant to which: (A) benefits would vest or amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of any of the transactions contemplated by this Agreement (whether alone or upon the occurrence or existence of any additional or subsequent event or circumstance); (B) any Acquired Entity is or may become obligated to make any severance, termination, retention, gross-up or similar payment to any Acquired Entity Service Provider, other than severance, termination or similar payments that are required by applicable Legal Requirements; or (C) any Acquired Entity is or may become obligated to make any bonus or other incentive compensation payment (other than in respect of ordinary course salary or wages, and payments that will not and would not be reasonably expected to exceed $200,000 in any 12 month period) to any Acquired Entity Service Provider;

(ii) each Acquired Entity Contract that is a collective bargaining agreement, works council agreement or other Contract with any labor organization, union, association or other body representing any Acquired Entity Service Provider;

(iii) each Acquired Entity Contract which provides for indemnification of any Acquired Entity Service Provider;

(iv) each Acquired Entity Contract providing for the merger, consolidation, reorganization or any similar transaction involving or with respect to any Acquired Entity (other than any Acquired Entity Contract entered into with Parent or an Affiliate of Parent or in connection with this Agreement);

(v) each Acquired Entity Contract providing for the acquisition, transfer, development or shared ownership of any technology, Intellectual Property or Intellectual Property Right (including any joint development agreement, technical collaboration agreement, consortium agreement or similar agreement entered into by any Acquired Entity) (other than any Acquired Entity Contract entered into with Parent or an Affiliate of Parent or in connection with this Agreement);

(vi) each Acquired Entity Contract providing for the acquisition, sale or spin-off of any business unit or operation of any Acquired Entity (other than any Acquired Entity Contract entered into with Parent or an Affiliate of Parent or in connection with this Agreement);

(vii) each Acquired Entity Contract creating or providing for any partnership, joint venture, strategic alliance or any sharing of revenues, profits, losses, costs or liabilities or similar arrangement;

(viii) each Acquired Entity Contract imposing any restriction on any Acquired Entity: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; (C) to develop or distribute any Intellectual Property; (D) to make use of any Acquired Entity IP; or (E) to manufacture any products;

(ix) each Acquired Entity Contract: (A) granting exclusive rights to license, market, sell or deliver any of the Acquired Entity Products or Acquired Entity IP; (B) containing any “most favored nation” or “most favored customer” or similar provision in favor of the other party; or (C) otherwise contemplating an exclusive relationship between any Acquired Entity and any other Person;

(x) each Acquired Entity Contract creating or involving any agency relationship, reseller or distribution arrangement or franchise relationship;

(xi) each Acquired Entity Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement, in each case that provides for the incurrence, assumption or guarantee of any Indebtedness for Borrowed Money by any Acquired Entity or imposing an Encumbrance (other than a Permitted Encumbrance) on any of the assets of any Acquired Entity;

(xii) each Acquired Entity Contract providing for the purchase or sale of any material asset by or to, or the performance of any material services by or for, any Related Party;

(xiii) each Acquired Entity Contract providing for any liquidation or dissolution of any Acquired Entity;

(xiv) each Acquired Entity Contract with any Person that contemplates or involves the payment or delivery of cash or other consideration by any Acquired Entity in an amount or having an annual value in excess of $400,000 in the aggregate when taken together with all other Acquired Entity Contracts involving such Person or such Person’s Affiliates;

(xv) each Acquired Entity Contract with any Person that contemplates or involves the payment or delivery of cash or other consideration to any Acquired Entity in an amount or having an annual value in excess of $200,000 in the aggregate when taken together with all other Acquired Entity Contracts involving such Person or such Person’s Affiliates;

(xvi) each Acquired Entity Contract with a Major Customer or Major Supplier;

(xvii) each Acquired Entity Contract that may not be terminated by any Acquired Entity (without penalty, Liability or premium) within 30 days after the delivery of a termination notice by such Acquired Entity;

(xviii) each Government Contract or Acquired Entity Contract with a Governmental Body that (A) is not entered into substantially on the Company’s or the applicable Acquired Entity’s standard form agreement used generally for commercial customers and either (1) provides for funding by a Governmental Body or (2) contemplates the development, customization, configuration, implementation or delivery of a bespoke solution, product, or service for such Governmental Body;

(xix) each Acquired Entity Contract in settlement of any Legal Proceeding or other dispute;

(xx) each lease, lease guaranty, sublease, or other Acquired Entity Contract for the leasing, use or occupancy of any Leased Real Property; and

(xxi) any other Acquired Entity Contract that was entered into outside the ordinary course of business or is otherwise material to any Acquired Entity.

Contracts in the respective categories described in clauses “(i)” through “(xxiii)” above and all Contracts identified or required to be identified in (or expressly exempted from the disclosure requirements for) Parts 2.10(c), 2.10(d), 2.10(f), 2.10(k)(iii) and 2.15(f) of the Disclosure Schedule are collectively referred to in this Agreement as “Material Contracts.”

(b) Delivery of Contracts. The Company has made available to Parent accurate and complete copies of all written Material Contracts in effect as of the Agreement Date, including all amendments, terminations and modifications thereof. Part  2.11(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form.

(c) Enforceability; No Breach. All Material Contracts are in full force and effect. All Material Contracts are valid and enforceable by and against each of the parties thereto, in accordance with their terms, subject only to the Enforceability Exceptions. No Acquired Entity is, and, to the Knowledge of the Company, no other party, is in material default under or in material breach of any Acquired Entity Contract. No material payment or other obligation of any Acquired Entity is past due under any Acquired Entity Contract. No event has occurred, and no circumstance or condition exists, that, with notice, the passage of time or both, could reasonably be expected to: (i) constitute a material default under or result in a material violation or material breach of any of the provisions of any Acquired Entity Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Acquired Entity Contract; (iii) give any Person the right to accelerate the maturity or performance of any Acquired Entity Contract; or (iv) give any Person the right to cancel, terminate or modify any Acquired Entity Contract. No party to any Material Contract has exercised or purported or threatened to exercise any termination right with respect to any Material Contract. No Acquired Entity has received any written notice of a default or an alleged failure to perform with respect to any Acquired Entity Contract that has not been fully remedied and withdrawn. The consummation of the transactions contemplated by this Agreement will not affect the enforceability against any Person of any Material Contract.

2.12 Compliance with Legal Requirements.

(a) Compliance. Each Acquired Entity is, and since the date that is five years prior to the Agreement Date, has been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets, including Legal Requirements relating to privacy, data security, money laundering, banking (including banking secrecy), import/export, sanctions, and employment matters. No event has occurred since the date that is five years prior to the Agreement Date, and, no condition or circumstance exists, that could (with or without notice or lapse of time) constitute or result in a material violation by any Acquired Entity of, or a material failure on the part of any Acquired Entity to comply with, any Legal Requirement. Since the date that is five years prior to the Agreement Date, no Acquired Entity has received any written notice or other written communication from any Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b) Foreign Corrupt Practices and Anti-Bribery. Since the date that is five years prior to the Agreement Date, none of the Acquired Entities nor any officers, directors, managers, or employees of any Acquired Entity, nor, to the Knowledge of the Acquired Entities, any consultant or other Representative of any Acquired Entity and with respect to any matter relating to any Acquired Entity, has, directly or indirectly: (i) made, offered, promised or authorized any unlawful payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, for the purpose of (A) influencing any act or decision of such Person, (B) inducing such Person to do or omit to do any act in violation of a lawful duty, (C) obtaining or retaining business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature or (E) otherwise securing any improper advantage; (ii) established or maintained any unlawful fund of corporate monies or other properties; (iii) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (iv) otherwise violated (1) any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. (the “FCPA”), (2) the Legal Requirements implementing the principles set out in the Organization for Economic Cooperation and Development’s Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, (3) the United Kingdom Bribery Act 2010, or (4) any other applicable Legal Requirements or Orders of any Governmental Body or any jurisdiction relating to anti-corruption and/or anti-bribery matters, including the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the anti-terrorism provisions of the Criminal Code (Canada), the Foreign Extraterritorial Measure Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada).

2.13 Governmental Authorizations; No Subsidies.

(a) Governmental Authorizations. Part  2.13(a) of the Disclosure Schedule identifies each Governmental Authorization (including Environmental Permits) held by the Acquired Entities as of the Agreement Date, and the Company has made available to Parent accurate and complete copies of all Governmental Authorizations identified in Part  2.13(a) of the Disclosure Schedule. The Governmental Authorizations identified in Part  2.13(a) of the Disclosure Schedule are (and will remain) valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the respective Acquired Entity to conduct its business in the manner in which its business is currently being conducted. Each Acquired Entity has been since the date that is five years prior to the Agreement Date in compliance with the terms and requirements of such Governmental Authorizations in all material respects. No Acquired Entity has received, since the date that is five years prior to the Agreement Date, any written notice or other written communication from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; or (iii) any actual or possible failure to obtain or receive any Governmental Authorization. No suspension or cancellation of any such Governmental Authorization is currently pending or, to the Knowledge of the Company, has been threatened since the date that is five years prior to the Agreement Date.

(b) No Subsidies. None of the Acquired Entities possesses (or has possessed since the date that is five years prior to the Agreement Date) or has any rights to receive (or has had any rights to receive since the date that is five years prior to the Agreement Date) any grants, incentives or subsidies directly from any Governmental Body (excluding, for clarification purposes, statutory tax incentives).

2.14 Tax Matters.

(a) Tax Returns and Payments. Except as set out in Part 2.14(l) of the Disclosure Schedule, all income and other material Tax Returns filed, or required to have been filed, by or on behalf of any Acquired Entity (the “Acquired Entity Returns”) have been timely and properly filed with the appropriate Governmental Body and are complete and accurate in all material respects. No extension of time within which to file any Acquired Entity Return is currently in effect, other than automatically granted six-month extensions of the original due date obtained in the ordinary course of business. Except as set out in Part 2.14(l) of the Disclosure Schedule, all Taxes (whether or not shown on any Tax Return) for which any Acquired Entity may be liable have been timely and properly paid to the appropriate Governmental Body. The Company has made available to Parent accurate and complete copies of all income and other material Tax Returns filed by, on behalf of, or with respect to, each Acquired Entity. Except as set out in Part 2.14(l) of the Disclosure Schedule, there are no jurisdictions in which any Acquired Entity is required to file any income or other material Tax Return other than the jurisdictions in which such Acquired Entity has filed the required Tax Returns. No claim has ever been received by any Acquired Entity from a Governmental Body in a jurisdiction where such Acquired Entity does not file Tax Returns that such Acquired Entity is or may be subject to taxation by that jurisdiction. Except as set out in Part 2.14(l) of the Disclosure Schedule, each of the Company Financial Statements and the Unaudited Interim Balance Sheet properly and adequately accrues or reserves for all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP. Each Acquired Entity will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes for the period from the date of the Unaudited Interim Balance Sheet through the Closing Date, and the Company will disclose the dollar amount of such reserves to Parent prior to the Closing. No Acquired Entity has incurred any liability for Taxes since the Unaudited Interim Balance Sheet outside of the ordinary course of business.

(b) Audits; Claims. Except as set forth in Part 2.14(b) of the Disclosure Schedule, no Acquired Entity has received from any Governmental Body any: (i) written notice indicating an intent to open a Tax audit, examination, claim or other review that has not since been concluded in full; (ii) written request for information related to Tax matters that remains outstanding; or (iii) written notice of deficiency or proposed Tax adjustment that has not been settled or paid in full, and, to the Knowledge of the Company, no such review, request or notice of deficiency or adjustment in clauses “(i)”, “(ii)” or “(iii)” is threatened. No extension or waiver of the limitation period applicable to any Tax or any Tax Return has been granted by or requested from any Acquired Entity. No assessment, claim or Legal Proceeding is pending, proposed or threatened against any Acquired Entity in respect of any Tax. There are no liens for Taxes upon any of the assets of any Acquired Entity except statutory liens for current Taxes not yet due and payable (and for which there are adequate accruals on the books of the Acquired Entities, in accordance with GAAP). No power of attorney has been granted with respect to any matter related to Taxes of any Acquired Entity.

(c) 409A; 280G; 83(b) Elections. No Acquired Entity Employee Plan, no grant, award or benefit under any Acquired Entity Employee Plan, and no Contract with an Acquired Entity Service Provider is subject to Section 409A(a) or 409A(b) of the Code. No payment or benefit that could be made or provided by or on behalf of any Acquired Entity in connection with the Merger or any other transactions contemplated by this Agreement (either alone or in connection with any other event) could constitute an “excess parachute payment” within the meaning of Section 280G of the Code (or any similar provision of state, local, or foreign Legal Requirement). No Acquired Entity has any obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 or Section 409A of the Code. The Company has no reasonable basis to believe that any applicable Persons have not filed election statements under Section 83(b) of the Code with respect to any unvested shares of Company Capital Stock or other property issued by any Acquired Entity to any Acquired Entity Service Provider.

(d) Tax Sharing Agreements; Etc. No Acquired Entity is a party to, or bound by, any Tax allocation, Tax indemnity or Tax sharing agreement, and no Acquired Entity will have any liability pursuant to, or as a result of, any Tax allocation, Tax indemnity or Tax sharing agreement after the Closing Date. No Acquired Entity has any contractual obligation (other than obligations pursuant to any Contract entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes) to pay the amount of any Tax benefits or Tax refunds realized or received by any Acquired Entity (or an amount in reference to any such Tax benefits or Tax refunds realized or received) to any former shareholder(s) or other Person(s). No Acquired Entity has been a member of any Affiliated Group and, other than as described in Part 2.14(d) of the Disclosure Schedule, no Acquired Entity currently has or has had any direct or indirect ownership interest in any corporation, partnership, joint venture or other entity. No Acquired Entity has any liability for the Taxes of any other Person under United States Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, provincial or foreign Legal Requirement), as a transferee or successor, by Contract, or otherwise. The sale of the shares of Company Capital Stock pursuant to this Agreement is not subject to the rules of United States Treasury Regulations Section 1.1502-36. No Acquired Entity will be required to include any item of income or gain in, or exclude any item of deduction or loss or other Tax benefit from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting requested, initiated or required to be made on or prior to the Closing Date; (ii) closing agreement entered into on or prior to the Closing Date; (iii) intercompany transaction entered into on or prior to the Closing Date; (iv) installment sale or open transaction entered into on or prior to the Closing Date; (v) election under Section 108(i) of the Code made on or prior to the Closing Date; or (vi) prepaid amount received, advanced payment or deferred revenue received or any other amount economically realized on or prior to the Closing Date.

(e) Distributed Stock. No Acquired Entity has been a party to any transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any similar provision of state, local, provincial or foreign Legal Requirement).

(f) Tax Holidays. Part 2.14(f) of the Disclosure Schedule sets forth all Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements applicable to any Acquired Entity (which, for clarity, do not include statutory tax incentives). The Company has made available to Parent all documentation relating to such Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements. Each Acquired Entity is in compliance with the requirements for any such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement and none of the Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements will be jeopardized or altered by, or could be subject to clawback or recapture as a result of, (i) the transactions contemplated by this Agreement or (ii) a failure by any Acquired Entity to satisfy one or more requirements on which such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement is, or was, conditioned.

(g) Section 481 or Section 263A. No Acquired Entity is currently, or for any period for which a Tax Return has not been filed will be, required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code (or any similar provision under state, local, provincial or foreign Legal Requirement) as a result of transactions, events or accounting methods employed prior to the Closing.

(h) Tax Shelters. No Acquired Entity has consummated or participated in, or is currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the United States Treasury Regulations promulgated thereunder. No Acquired Entity has participated in, or is currently participating in, a “listed transaction” or a “reportable transaction” within the meaning of Section 6707A(c) of the Code or United States Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under any similar provision of state, local, provincial or foreign Legal Requirement. Each Acquired Entity has disclosed on its Tax Returns any Tax reporting position that could result in the imposition of penalties under Section 6662 of the Code (or any similar provision of state, local, provincial or foreign Legal Requirement). No Acquired Entity has undertaken, participated in or been contractually obligated to participate in any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act, any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act or any similar transaction under any applicable Legal Requirement.

(i) Section 897. No Acquired Entity is or has ever been a “United States real property holding corporation” within the meaning of Section 897 or Section 1445 of the Code, and each Acquired Entity has filed with the IRS all statements, if any, which are required under United States Treasury Regulations Section 1.897-2(h)(2).

(j) Foreign Tax. Except as set forth in Part 2.14(j) and Part 2.14(l) of the Disclosure Schedule, no Acquired Entity (i) is, or ever has, engaged in a trade or business in any country other than the country in which it is organized, (ii) has, or has had, a permanent establishment in any country other than the country in which it is organized, as defined in any applicable Tax treaty or convention between the country in which it is organized and such other country, (iii) has, or has had, an office or fixed place of business in a country other than the country in which it is organized or (iv) has otherwise become subject to Tax in a country other than the country in which it is organized.

(k) Tax Withholding; Tax Reporting. Each Acquired Entity has: (i) complied in all material respects with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding all required Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 1471-1474 of the Code and any similar provision of any state, local, provincial or foreign Legal Requirement) in connection with amounts paid or owing to any stockholder, director, creditor or other third party (including any other Acquired Entity)); (ii) within the time and in the manner prescribed by applicable Legal Requirements, withheld from employee wages or consulting compensation and paid over to the proper Governmental Bodies (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including the Federal Insurance Contribution Act, Medicare, the Federal Unemployment Tax Act and relevant state, local, provincial and foreign income and employment Tax withholding Legal Requirements; (iii) properly completed and timely filed all material withholding Tax Returns, all applicable IRS Form 1099s and all other required informational Tax Returns; and (iv) properly and timely collected, retained and, if required, submitted to the appropriate Governmental Body, all Tax exemption certificates or other proof of the exempt nature of such payments.

(l) Sales Taxes. Except as set out in Part 2.14(l) of the Disclosure Schedule, all Sales Taxes required to have been invoiced, collected, self-assessed, reported or paid by any Acquired Entity have been properly and timely invoiced, collected, self-assessed, reported or paid (as applicable), or all sales Tax exemption certificates or other proof of the exempt nature of sales of all products or services have been properly collected and maintained, and, if required, submitted to the appropriate Governmental Body. If any Acquired Entity is required under applicable Legal Requirements to be registered for Sales Tax in any jurisdiction, it is so registered in each such applicable jurisdiction and has complied, in all material respects, with all applicable statutory provisions, rules, regulations, orders and directions in respect thereof, maintains records that are full and accurate in all material respects, and has not been subject to any interest, forfeiture, surcharge or penalty, and has not been a member of a group, or consolidated with any other Person, for purposes of any Sales Tax.

(m) Indebtedness. None of the outstanding Indebtedness of any Acquired Entity constitutes indebtedness with respect to which any interest deductions may be disallowed under Section 163(i), Section 163(l) or Section 279 of the Code or under any other provision of applicable Legal Requirements. All outstanding Indebtedness of each Acquired Entity has been properly treated as indebtedness (and not as equity or any other type of instrument) for U.S. federal, state, local, provincial and foreign Tax purposes.

(n) Tax Classification; CFCs and PFICs. Part 2.14(n) of the Disclosure Schedule: (i) sets forth the United States federal income Tax classification of each Acquired Entity; (ii) specifies whether any Acquired Entity has ever made an election under United States Treasury Regulations Section 301.7701-3, and the effective date of any such election; (iii) specifies whether any Acquired Entity has ever made an election to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code (or any similar provision of state, local, provincial or foreign Legal Requirement); and (iv) sets forth, with respect to each Acquired Entity that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), the taxable year end of such controlled foreign corporation for United States federal income Tax purposes. No Acquired Entity that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) holds, or is treated as holding, assets that constitute United States property within the meaning of Section 956 of the Code. None of the Acquired Entities is, or has at any time during the relevant holding period been, a “passive foreign investment company” within the meaning of Section 1297 of the Code. No Acquired Entity has made an election under (1) Section 965(h) of the Code or (2) Section 965(n) of the Code.

(o) Tax Rulings; Etc. There are no Tax rulings, requests for rulings or technical advice, requests for changes in accounting methods, or closing agreements relating to Taxes for which any Acquired Entity may be liable that could affect any Acquired Entity’s Liability for Taxes for any taxable period ending after the Closing Date. No Acquired Entity has entered into any Contract or arrangement with any Governmental Body that requires it to take any action or to refrain from taking any action relating to Taxes. No Acquired Entity is a party to any Contract with any Governmental Body related to Taxes that would be terminated or adversely affected as a result of the transactions contemplated in this Agreement.

(p) Clawbacks and Recapture. There are no Tax credits, grants or similar amounts (including Canadian research and development investment Tax credits or expense pools) of any Acquired Entity that are or could be subject to clawback or recapture as a result of: (i) the transactions contemplated by this Agreement; or (ii) a failure by any Acquired Entity to satisfy one or more requirements on which the credit, grant or similar amount is or was conditioned.

(q) International Boycott. No Acquired Entity has participated in, or cooperated with, an international boycott, within the meaning of Section 999 of the Code. No Acquired Entity has had operations which are or may hereafter become reportable under Section 999 of the Code or could require the filing of IRS Form 5713.

(r) Transfer Pricing. All transactions and agreements entered into between the Acquired Entities have been made on arm’s length terms. Each Acquired Entity has properly and in a timely manner documented its transfer pricing methodologies in compliance with the Code and the United States Treasury Regulations thereunder, including Section 482 and United States Treasury Regulations Section 1.6662-6, Section 247 of the Tax Act and any similar provision of any state, local or foreign Legal Requirement, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology to the extent required by such Legal Requirements.

(s) Covid-19. No Acquired Entity has deferred payroll taxes or availed itself of any of the tax deferred credits or benefits pursuant to the CARES Act or otherwise taken advantage of any change in applicable Legal Requirements in connection with the Covid-19 outbreak that has the result of temporarily reducing (or temporarily delaying the due date of) otherwise applicable payment obligations of any Acquired Entity to any Governmental Body. Each Acquired Entity has (i) duly and timely completed and filed all CEWS Returns required under applicable Legal Requirements to be filed or kept on file by it, or that it elected to file, and all CEWS Returns are complete and accurate in all material respects, (ii) not claimed CEWS to which it was not entitled and (iii) not deferred any payroll Tax obligations as permitted under applicable Covid-19 related measures enacted, promulgated or offered as an administrative relief by any Governmental Body.

(t) Canadian Subsidiary. The Canadian Subsidiary has not received any refund of, or credit against, Taxes to which it is not entitled. Any research and development investment Tax credits and other Tax credits (“ITCs”) claimed by the Canadian Subsidiary were claimed in accordance with the Tax Act and all relevant provincial Tax Legal Requirements and the Canadian Subsidiary satisfied at all times the relevant criteria and conditions entitling it to such ITCs. Any refunds of ITCs received or receivable by the Canadian Subsidiary in any Tax year were claimed in accordance with the Tax Act and the relevant provincial Tax Legal Requirements and the Canadian Subsidiary satisfied at all times the relevant criteria and conditions entitling it to claim a refund of such ITCs. The Canadian Subsidiary has not made any “excessive eligible dividend designation” nor paid a capital dividend in excess of its “capital dividend account” at the time of payment (as such quoted terms are defined in the Tax Act). The Canadian Subsidiary has never paid a dividend subject to Tax pursuant to Part VI.1 of the Tax Act. There are no facts, circumstances or events that exist, or that have existed in the past, which have resulted in, or which could result in, the application of any of Sections 15, 78, 79, 79.1, Sections 80 to 80.04 or subsections 90(6)-(12) of the Tax Act to any Acquired Entity.

(u) Partnerships and Disregarded Entities. No Acquired Entity (i) is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is or should be treated as a partnership for United States federal income Tax purposes, or (ii) is or owns a single member limited liability company (or wholly owned foreign entity) that is treated as a disregarded entity for United States federal income Tax purposes.

(v) Escheatment and Unclaimed Property. There is no property or obligation of any Acquired Entity, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that is escheatable or reportable as unclaimed property to any Governmental Body under any applicable escheatment, unclaimed property or similar Legal Requirements.

(w) Jurisdictions. Part 2.14(w) of the Disclosure Schedule sets forth the following information with respect to each Acquired Entity: (i) such Acquired Entity’s United States federal income tax classification; (ii) a list, by type of Tax, of each state, local, provincial or foreign jurisdiction in which such Acquired Entity files, is required to file or has been required to file a Tax Return; (iii) a list, by jurisdiction, of all unfiled Tax Returns that are reasonably expected to be filed within 12 months after the Closing Date; and (iv) each state, local, provincial or foreign jurisdiction in which any employee or independent contractor of such Acquired Entity is regularly present.

2.15 Employment Matters; Benefit Plans.

(a) Employee List. Part 2.15(a) of the Disclosure Schedule contains a list of all current employees of the Acquired Entities as of the Agreement Date (showing without names or employee numbers where prohibited by applicable privacy legislation) and correctly reflects each employee’s: (i) start date; (ii) job title or position; (iii) rate of pay, whether hourly, salaried, piece rate, commission or calculated by some other measure; (iv) housing allowances, bonus, target variable compensation, deferred compensation, perquisites, allowances or commission arrangements; (v) employment status (including whether part-time or full-time, and indicating whether they are classified by such Acquired Entity as exempt or non-exempt for wage and hour purposes); (vi) visa status or work permit status; (vii) any written agreements with respect to increases or additions to their compensation or benefits; (viii) paid time off and/or their sick leave and vacation entitlement and balances; (ix) leave of absence status and, if applicable, expected return to work date; and (x) work location. There is no current employee who is not fully available to perform work because of long-term sickness, disability or other leave. There are no unwritten policies or customs that, by extension, could entitle any Acquired Entity Service Provider with material benefits in addition to those to which they are entitled pursuant to any Acquired Entity Employee Plan or applicable Legal Requirements (including unwritten customs concerning the payment of statutory severance pay when it is not legally required by Legal Requirements).

(b) Labor Matters. None of the Acquired Entities is and none of the Acquired Entities has been, bound by or a party to, any collective bargaining agreement or other Contract with a labor organization, works council, employee association or similar Entity representing any Acquired Entity Service Providers. None of the Acquired Entities has a duty to bargain with or recognize any labor union or labor organization or other Person purporting to act as the exclusive bargaining representative of any Acquired Entity Service Provider of the Acquired Entities with respect to wages, hours or other terms and conditions or to engage in effects bargaining or other bargaining relating to or in connection with, or to provide advance notice to any such employee representative of, the transactions contemplated by this Agreement. There are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Acquired Entity Service Providers in their capacities as such. During the four years prior to the Agreement Date, no Acquired Entity has received a request by any labor union or labor organization to negotiate or enter into any such collective bargaining agreement. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Legal Requirement, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. None of the Acquired Entities is engaged, or has ever been engaged during the four years prior to the Agreement Date, in any unfair labor practice. There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Acquired Entity before the United States National Labor Relations Board or any similar body in the United States or any other country in which any Acquired Entity Service Providers perform services. During the four years prior to the Agreement Date, no petition has been filed with the National Labor Relations Board or any similar type of agency requesting certification of a collective bargaining representative and, to the Knowledge of the Company, no other union organizing efforts are pending or threatened involving any Acquired Entity Service Providers. During the four years prior to the Agreement Date, none of the Acquired Entities has had any labor strike, slowdown, work stoppage, lockout, or job action or, to the Knowledge of the Company, threat thereof, or question concerning representation, by or with respect to any of the Acquired Entity Service Providers. To the Knowledge of the Company, there is no event, and no event has occurred during the four years prior to the Agreement date, that would or would reasonably be expected to give rise to or provide the basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or similar activity or dispute.

(c) At Will Employment. The employment of each current employee of the Acquired Entities working in the United States is terminable by each Acquired Entity at will, and without penalty of liability (other than such liabilities that arise as a matter of applicable Legal Requirement in connection with any employee’s termination), and the employment of each Acquired Entity Service Provider employed by the Acquired Entities working in Canada is terminable without any agreement to provide any additional notice or severance payment required to terminate such employment (other than as otherwise provided pursuant to applicable Legal Requirements). The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, employment Contracts and other material written documents relating to the employment or engagement of the Acquired Entity Service Providers in effect as of the Agreement Date.

(d) Employee Departures/Restrictions. To the Knowledge of the Company, no current Acquired Entity Service Provider: (i) provided notice to terminate or has otherwise indicated intent to terminate such Acquired Entity Service Providers’ employment with such Acquired Entity within the three months following the Agreement Date; (ii) has received an offer to join a business that is or may be competitive with such Acquired Entity’s business; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such Acquired Entity Service Provider of any of his or her duties or responsibilities as an Acquired Entity Service Provider; or (B) such Acquired Entity’s business or operations.

(e) Employee Claims. No Person has claimed, and to the Knowledge of the Company, no Person has reason to claim, that any Acquired Entity Service Provider or other Person affiliated or associated with any Acquired Entity: (i) during the four years prior to the Agreement Date, is or has been in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, nonsolicitation agreement or any other restrictive covenant with such Person or has interfered in the employment relationship between such Person and any of its present or former employees; or (ii) has disclosed or utilized any Trade Secret or proprietary information or documentation of such Person. To the Knowledge of the Company, no Acquired Entity Service Provider has used or proposed to use any Trade Secret, information or documentation confidential or proprietary to any former employer or other Person for whom such individual performed services or violated any confidential relationship with any Person in connection with the development, manufacture or sale of any product or proposed product, or the development or sale of any service or proposed service, of an Acquired Entity. Each current Acquired Entity Service Provider is legally authorized to work in all locations where he or she performs services for an Acquired Entity and, to the Knowledge of the Company, all such Acquired Entity Service Providers are so authorized.

(f) Acquired Entity Employee Plans. Part 2.15(f) of the Disclosure Schedule contains an accurate and complete list of each material Acquired Entity Employee Plan and PEO Plan, separated by jurisdiction. None of the Acquired Entities intends or has committed, to establish or enter into any new Acquired Entity Employee Plan or PEO Plan, or to materially modify or terminate any Acquired Entity Employee Plan or PEO Plan (except to conform any such Acquired Entity Employee Plan or PEO Plan to the requirements of any applicable Legal Requirements). The Acquired Entities have, at all relevant times, complied with their obligations to make available to eligible Acquired Entity Service Providers a qualifying retirement plan or arrangement pursuant to the Voluntary Retirement Savings Plan Act (Quebec).

(g) Delivery of Documents. As applicable with respect to each Acquired Entity Employee Plan, the Company has made available to Parent accurate and complete copies of: (i) all documents setting forth the terms of each Acquired Entity Employee Plan, including all amendments thereto and all related trust documents or, with respect to any unwritten Acquired Entity Employee Plan, a written summary thereof; (ii) the most recent (A) summary plan description together with the summaries of material modifications thereto, if any, and (B) member booklets and brochures (in English and French, where prepared in both languages); (iii) all material written Contracts, including administrative service agreements, funding agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three complete plan years or any other annual reports required to be filed with any Governmental Body pursuant to applicable Legal Requirements; (v) the most recent determination, advisory or opinion letter from the IRS relating to the Tax-qualified status of the Acquired Entity Employee Plan; (vi) all material, non-routine written materials relating to any amendments, terminations, establishments, acceleration of payments or vesting schedules provided to any Acquired Entity Service Provider relating to any Acquired Entity Employee Plans within the last six years; (vii) all, non-routine correspondence to or from any Governmental Body relating to any Acquired Entity Employee Plan; (viii) nondiscrimination and coverage testing results for the three most recent plan years; (ix) all written agreements and Contracts relating to each Acquired Entity Employee Plan, including administrative service agreements, trust agreements, loan policies and insurance Contracts; and (x) the most recent financial statements, asset statements and actuarial valuation reports.

(h) Absence of Certain Retiree Liabilities. No Acquired Entity has any obligation or liability to provide (or has represented, promised or contracted to provide) under any Acquired Entity Employee Plan or PEO Plan or otherwise, any life insurance, health benefits (including retiree employee welfare benefits) or other employee welfare benefits to any Person for any reason after such Person terminates employment or services, except as may be required by applicable Legal Requirements, or, if required pursuant to a PEO Plan, through the end of the month in which such Person terminates employment or services, and at the sole expense of the participant or the participant’s dependent or beneficiary.

(i) Absence of Certain Plans and Related Liabilities. Other than as set forth on Part 2.15(i) of the Disclosure Schedule, no Acquired Entity, nor any ERISA Affiliate, has within the six years prior to the Agreement Date, maintained, been a participating employer, contributed to, or has had any liability (contingent or otherwise) with respect to: (i) any multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) any other employee benefit plan, fund, program, Contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (iv) any multiple employer welfare arrangement as defined under Section 3(40)(A) of ERISA; (v) any self-insured plan (including any such plan pursuant to which a stop loss policy or Contract applies); (vi) any plan maintained or sponsored by a professional employer organization; (vii) any “registered pension plan” as such term is defined in subsection 248(1) of the Tax Act; (viii) a “multi-employer plan” as such term is defined in subsection 147.1(1) of the Tax Act; (ix) a “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Tax Act; (x) an “employee life and health trust” as such term is defined in subsection 248(1) of the Tax Act; (xi) a “deferred profit sharing plan” as such term is defined under subsection 147(1) of the Tax Act; or (xii) a “health and welfare trust” as such term is defined under the Canada Revenue Agency Income Tax Folio S2-F1-C1. No Acquired Entity Employee Plan is intended to be or has ever been found or alleged by a Governmental Body to be a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act. No Acquired Entity Employee Plan provides, or is obligated to provide, welfare benefits to any person who is not a current or former employee of an Acquired Entity (or dependent thereof). No Acquired Entity has terminated an employee benefit plan for which any Acquired Entity could have any material existing or continuing liability or obligation (contingent or otherwise) relating thereto.

(j) No Defaults. Each Acquired Entity has performed all obligations required to be performed by it under each Acquired Entity Employee Plan and PEO Plan and is not in default or violation of, and none of the Acquired Entities has Knowledge of any default or violation by any other party to, the terms of any Acquired Entity Employee Plan or PEO Plan. Each of the Acquired Entity Employee Plans (and each related trust, insurance contract or fund), and to the Knowledge of the Company with respect to any PEO Plan (and each related trust, insurance contract or fund), has been operated, invested, funded, administered and, where so required, registered, in accordance in all material respects with its terms and all applicable Legal Requirements, including the applicable requirements under the Code, ERISA, and the ACA. All required contributions and remittances to, and payments and benefits from or in connection with, any Acquired Entity Employee Plan and PEO Plan, have been timely made in accordance with the terms of such Acquired Entity Employee Plan and PEO Plan, applicable Contracts and applicable Legal Requirements, and all contributions for any period ending on or before the Closing Date which are not yet due are reflected as an accrued Liability on the Unaudited Interim Balance Sheet. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA or applicable Department of Labor rulings or guidance, has occurred in connection with which any Acquired Entity could have any liability (including on account of an indemnification obligation). No Acquired Entity has any liability (including liability on account of an indemnification obligation or an ERISA Affiliate) with respect to or under Section 502(i) of ERISA or Chapter 43 of the Code or on account of a violation of Part 6 of Subtitle B of Title I of ERISA, and nothing has occurred that could reasonably be expected to subject any Acquired Entity to such material liability. Each Acquired Entity Employee Plan can be unilaterally, or with respect to each PEO Plan such Acquired Entity’s participation in each PEO Plan can be unilaterally, amended, terminated or otherwise discontinued by each Acquired Entity after the Agreement Date, without material Liability to any Acquired Entity or Parent.

(k) Each Acquired Entity Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, and to the Knowledge of the Company with respect to each PEO Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter, or may rely on an opinion letter issued with respect to a pre-approved plan, with respect to such qualification and the Tax-exempt status of its related trust, and to the Knowledge of the Company, no circumstances exist which could result in loss of such qualification under Section 401(a) of the Code. None of the Acquired Entities has any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise: (i) on account of any violation of the health care requirements of Part 6 or 7 of Title I of ERISA or Section 4980B or 4980D of the Code; or (ii) under Section 502(i) or 502(l) of ERISA or Section 4975 of the Code. No Acquired Entity has any liability (including liability on account of an indemnification obligation or an ERISA Affiliate) with respect to or under Section 502(i) of ERISA or Chapter 43 of the Code or on account of a violation of Part 6 of Subtitle B of Title I of ERISA, and nothing has occurred that could reasonably be expected to subject any Acquired Entity to such liability.

(l) No Conflict; Acceleration, Etc. Except as required pursuant to this Agreement, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events, contingent or otherwise): (i) constitute an event under any Acquired Entity Employee Plan, trust or loan that will or may result in any distribution or obligation to fund benefits (through a grantor trust or otherwise); (ii) result in any payment or benefit becoming due or payable, or required to be provided, to any Acquired Entity Service Provider; (iii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any Acquired Entity Service Provider; (iv) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, other than as required pursuant to Section 411(d)(3) of the Code; (v) increase the amount of compensation due to any Acquired Entity Service Provider; or (vi) result in the forgiveness in whole or in part of any outstanding loans made by the Acquired Entities to any Acquired Entity Service Provider.

(m) Compliance. Each Acquired Entity: (i) is, and at all times within the four years prior to the Agreement Date, in compliance in all material respects with all applicable Legal Requirements and Orders respecting employment, hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements and Orders relating to discrimination, wages and hours, overtime, reimbursements, labor relations, leaves of absence including sick leave laws, annual leave and vacation laws, work breaks, classification of employees (including exempt, salaried and independent contractor status), occupational health and safety, privacy, French language, harassment (including psychological and sexual harassment), discrimination, retaliation, disability rights and benefits, reasonable accommodation, equal employment, pay equity, fair employment practices, pay transparency, immigration, wrongful discharge or violation of the personal rights of Acquired Entity Service Providers or other service providers, including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (collectively “WARN Act”); (ii) has not effectuated a “plant closing,” “termination,” “relocation,” “collective dismissal” or “mass layoff” as those terms are used in the WARN Act, the Act Respecting Labour Standards (Québec), and similar laws during the four years prior to the Agreement Date nor has or will any Acquired Entity become subject to any obligation under applicable Legal Requirements to notify or consult with, prior to or after the Effective Time, any Acquired Entity Service Provider, Governmental Body or other Person with respect to the impact of the transactions contemplated by this Agreement on the employment of any of the Acquired Entity Service Provider or the compensation or benefits provided to any of the Acquired Entity Service Providers; (iii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments or compensation to any Acquired Entity Service Provider; (iv) is not delinquent in payments to any Acquired Entity Service Provider for any wages, overtime, vacation, salaries, commissions, bonuses, fees or other compensation for any services performed, directly or indirectly, for any Acquired Entity as of the Agreement Date or amounts required to be reimbursed to such Acquired Entity Service Provider which delinquencies would result in material Liability for any arrears of wages, salaries, overtime pay, premium pay, commissions, bonuses, benefits, severance pay or other amounts due to any Acquired Entity Service Provider, including pursuant to any Contract, policy, practice, or applicable Legal Requirement, or any Taxes or any penalty for failure to comply with any of the foregoing; and (v) within the four years prior to the Agreement Date, has never had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations for any Acquired Entity Service Provider (other than routine payments to be made in the ordinary course of business consistent with past practice); and (vi) to the Knowledge of the Company, none of the Acquired Entity’s policies or practices with respect to Acquired Entity Service Providers is currently being or has been during the four years prior to the Agreement Date audited or investigated by any Governmental Body and none of the Acquired Entities are party to, or are otherwise bound by, any consent decree with, or any material citation or other Order by, any Governmental Body relating to any employee or employment practice.

(n) Labor Relations and Claims. Since the date that is six years prior to the Agreement Date, there have not been any, and there is no Legal Proceeding, claim, complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened relating to any employee, employment Contract or any other employment or labor matter including those related to compensation, wages and hours, misclassification, leave of absence, office or plant closing notification, employment statute or regulation (including human rights and pay equity), records and files, French language, privacy right, labor dispute, workers’ compensation policy or long term disability policy, occupational health and safety, retaliation, immigration, harassment (including sexual or psychological harassment) or discrimination matter involving any Acquired Entity Service Provider. Each Acquired Entity is not, and has not been during the six years prior to the Agreement Date, subject to any Order or private settlement contract in respect of any labor or employment matters (other than release agreements entered into with involuntarily terminated employees in the ordinary course of business). Each Acquired Entity is, and at all times during the six years prior to the Agreement Date has been, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986. Except as set forth in Part 2.15(n) of the Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened claims or Legal Proceedings against the Acquired Entities under any workers’ compensation policy or long-term disability policy.

(o) No Service Provider Misconduct. No allegation, complaint, charge or claim of sexual harassment, sexual assault, sexual misconduct, gender discrimination, racial or ethnic discrimination, harassment on the basis of gender or race, psychological harassment, or workplace violence or similar behavior (a “Misconduct Allegation”) has been made against any Acquired Entity Service Provider during the term of his or her employment or engagement with an Acquired Entity in such person’s capacity as such, and, to the Knowledge of the Company, in any other capacity. To the Knowledge of the Company, no Acquired Entity Service Provider has violated any of the Acquired Entities’ codes of conduct or any anti-harassment or discrimination policies during the four years prior to the Agreement Date. No Acquired Entity has entered into any settlement agreement tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing relating to a Misconduct Allegation against any Acquired Entity or any Acquired Entity Service Provider. There are no and, since the date that is six years prior to the Agreement Date, have not been any Legal Proceedings pending or, to the Knowledge of the Company, threatened, against any Acquired Entity, in each case, involving Misconduct Allegations by any Acquired Entity Service Provider. The Acquired Entities have investigated all Misconduct Allegations of, or against, any Acquired Entity Service Provider, if any, during the four years prior to the Agreement Date. With respect to each such allegation with potential merit, if any, each Acquired Entity has taken such corrective action as it determined was reasonably necessary to prevent further discrimination, harassment or other improper action, and no Acquired Entity reasonably expects to incur any material liability with respect to any such allegation.

(p) Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or Legal Proceedings against any of the Acquired Entity Employee Plans, the assets of any of the Acquired Entity Employee Plans, or the Acquired Entity Employee Plan administrator or any fiduciary of the Acquired Entity Employee Plans with respect to the operation of such Acquired Entity Employee Plans, and to the Knowledge of the Company, there are no pending, threatened or reasonably anticipated claims or Legal Proceedings against any PEO Plan or the assets, administrators, or fiduciaries thereof, in each case, other than routine benefit claims,.

(q) Independent Contractors. Part 2.15(q) of the Disclosure Schedule sets forth, with respect to each natural Person who is or was classified as an independent contractor of any Acquired Entity since May 1, 2022:

(i) the name of such independent contractor and the date as of which such independent contractor was originally engaged by each Acquired Entity;

(ii) the Acquired Entity that has engaged such independent contractor;

(iii) a description of the services provided by such independent contractor;

(iv) a list of all Contracts entered into with respect to assignment and confidentiality of Intellectual Property or Intellectual Property Rights by such independent contractor;

(v) active or inactive status;

(vi) rate of all compensation and benefits, bonus or any other compensation payable to such independent contractor;

(vii) if applicable, the aggregate dollar amount of the compensation (including all payments or benefits of any type) received by such independent contractor from each Acquired Entity with respect to services performed in each of the fiscal years ending December 31, 2023, December 31, 2024 and December 31, 2025, and an estimate of the amount of such compensation projected to be paid in the fiscal year ending December 31, 2026; and

(viii) the notice for termination, if any.

Accurate and complete copies of all Contracts identified or required to be identified in Part 2.15(q)(iv) of the Disclosure Schedule with respect to currently engaged independent contractors have been made available to Parent. The engagement of each current individual independent contractor is subject to termination for any reason upon not more than 30 days’ prior written notice.

(r) No Misclassification. Every current employee of the Acquired Entities is properly characterized as exempt or non-exempt (or as hourly or salaried, in Québec) for all applicable purposes including for Taxes and Tax reporting, the Fair Labor Standards Act, applicable Legal Requirements of all jurisdictions in which the Acquired Entities maintain employment relationships, governing the payment of wages (including overtime), unemployment insurance and worker’s compensation obligations, and for purposes of all Acquired Entity’s plans and perquisites. Except as would not result in material Liability for the Acquired Entities, no current or former independent contractor of any Acquired Entity is or has been a misclassified employee pursuant to any applicable Legal Requirement, and since the date that is four years prior to the Agreement Date, the Acquired Entities have not received any written or, to the Knowledge of the Company, oral notice from any Person disputing the classification of their employment or engagement. No Acquired Entity has received any written or, to the Knowledge of the Company, oral, notice from any Governmental Body within the four years prior to the Agreement Date disputing the classification of an independent contractor.

2.16 Environmental Matters.

(a) Each Acquired Entity is, and at all times since the date that is six years prior to the Agreement Date has been, in compliance in all material respects with all applicable Environmental Laws.

(b) Since the date that is six years prior to the Agreement Date, no Acquired Entity has received any written information request from a Governmental Body pursuant to an Environmental Law, and no Legal Proceeding, complaint, demand or notice by any Person has been made, given, filed or commenced (or, to the Knowledge of the Company, has been threatened) by any Person against any Acquired Entity alleging any failure to comply with or Liability under any Environmental Law with respect to Hazardous Materials.

(c) Since the date that is ten years prior to the Agreement Date, there has been no Release of any Hazardous Materials at any property currently or formerly owned, leased or operated by any Acquired Entity, and no Acquired Entity has arranged, by Contract or otherwise, for the transportation, disposal or treatment of Hazardous Materials to or at any location, except in each case as would not reasonably be expected to result in material Liability to an Acquired Entity.

(d) The Company has made available to Parent accurate and complete copies of all audits, reports, site assessments and material documents, in each case in its possession or control as of the Agreement Date, if any, relating to any Acquired Entity’s compliance with Environmental Laws or to the environmental condition of any real property currently or formerly owned, leased or operated by any Acquired Entity.

2.17 Insurance. Part 2.17 of the Disclosure Schedule identifies each insurance policy (by policy number, insurer, annual premium, expiration date and limit of liability) maintained by each Acquired Entity as of the Agreement Date and identifies any material claims made thereunder as of the Agreement Date. The Company has made available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect. Since the date that is six years prior to the Agreement Date, no Acquired Entity has received any written (or, to the Knowledge of the Company, other) notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy other than any customary reservation of rights; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy (other than in connection with ordinary course renewals). There are no self-insurance arrangements affecting any Acquired Entity.

2.18 Transactions with Related Parties. No Related Party: (a) has or has had since the date that is six years prior to the Agreement Date any interest in any asset used in the business of any Acquired Entity; or (b) is or has been since the date that is six years prior to the Agreement Date indebted to any Acquired Entity (other than for ordinary travel advances or other out-of-pocket expenses of a routine nature incurred by such Related Party in the course of performing such Related Party’s duties for the applicable Acquired Entity), and no Acquired Entity is indebted (or has committed to make any loan or extend or guarantee credit) to any Related Party. To the Knowledge of the Company, no Related Party has any direct or indirect ownership interest in or material relationship with (i) any Person with which any Acquired Entity has a business relationship or (ii) any Person that competes with any Acquired Entity (other than the ownership of less than 5% of the outstanding equity securities of publicly traded companies that may compete with any Acquired Entity). To the Knowledge of the Company, no Related Party is or has been since the date that is six years prior to the Agreement Date, directly or indirectly, a party to or otherwise interested in any Acquired Entity Contract (excluding any Acquired Entity Employee Plans).

2.19 Legal Proceedings; Orders.

(a) Legal Proceedings. There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any Acquired Entity or any of the rights or other assets owned, licensed or used by any Acquired Entity or any Person whose liability any Acquired Entity has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or seeks to prevent, delay or make illegal the transactions contemplated by this Agreement; or (iii) that relates to the ownership or alleged ownership of any securities of any Acquired Entity or any right to acquire the securities of any Acquired Entity, or right to receive consideration as a result of this Agreement. No event has occurred, and to the Knowledge of the Company, no claim, dispute or other condition or circumstance (including any inquiry by any Governmental Body) exists, that will or could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding. Since the date that is six years prior to the Agreement Date, no Legal Proceeding has been commenced by, and no Legal Proceeding has been pending against, any Acquired Entity.

(b) Orders. There is no Order to which any Acquired Entity, or any of the assets owned or used by any Acquired Entity, is subject. To the Knowledge of the Company, no Acquired Entity Service Provider is subject to any Order that prohibits such Acquired Entity Service Provider from engaging in or continuing any conduct, activity or practice relating to an Acquired Entity’s business.

2.20 Authority; Etc.

(a) Authority; Binding Nature. The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party and to consummate the transactions contemplated by this Agreement. Except for the adoption of this Agreement by the Required Merger Stockholder Vote in accordance with Section 5.2(a), the execution, delivery and performance by the Company of this Agreement and each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party, and the consummation of the transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company and its board of directors (or similar body), and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance by the Company of this Agreement or any other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party or to consummate any of the transactions contemplated by this Agreement. This Agreement has been, and each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party has been or will be, duly executed and delivered by the Company and, assuming due execution and delivery by the other parties hereto and thereto, constitutes or will constitute when executed the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (subclauses “(i)” and “(ii)”, together, the “Enforceability Exceptions”).

(b) Board Approval. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; (ii) unanimously approved this Agreement; (iii) unanimously recommended the adoption of this Agreement by the holders of Company Capital Stock and directed the officers of the Company to submit this Agreement and the Merger for consideration by the Company’s stockholders; and (iv) to the extent necessary under applicable Legal Requirements, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement.

(c) Vote Required. The affirmative vote or written consent of (i) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis) and (ii) the holders of a majority of the outstanding shares of Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis) is the only vote or consent necessary (under the Company’s Charter Documents, the DGCL or otherwise) to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement (such vote being referred to as the “Required Merger Stockholder Vote”). The Major Stockholders collectively hold sufficient Company Capital Stock to provide the Required Merger Stockholder Vote.

(d) No Takeover Statute. No state or foreign takeover statute or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

2.21 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by the Company and the other agreements, documents or instruments referred to in this Agreement to which the Company is or will be party to do not, and the consummation of the Merger and the performance of this Agreement and the other agreements, documents or instruments referred to in this Agreement by the Company will not:

(i) assuming the adoption of this Agreement by the Required Merger Stockholder Vote, conflict with or violate any of the Charter Documents of any Acquired Entity or any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any Acquired Entity;

(ii) assuming all filings with and Consents of any Governmental Body identified on Schedule 7.3(a) have been made or obtained, and assuming the filing of the Certificate of Merger in accordance with Section 1.3(b), conflict with or violate any applicable Legal Requirement to which any Acquired Entity or any of the assets owned or used by any Acquired Entity, is subject;

(iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of any Acquired Entity or alter the rights or obligations of any Person under, or give to any Person any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the assets of any Acquired Entity pursuant to, any Material Contract; or

(iv) contravene or conflict with in any respect or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Acquired Entity or that otherwise relates to any Acquired Entity’s business or to any of the assets owned or used by any Acquired Entity.

(b) Consents. Except as set forth in Part 2.21(b) of the Disclosure Schedule and any filings with and Consents of any Governmental Body identified on Schedule 7.3(a), no Acquired Entity is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person or any Governmental Body in connection with the execution, delivery or performance of this Agreement by the Company or any other agreements, documents or instruments referred to in this Agreement to which the Company is or will be party to or the consummation of the Merger or any of the other transactions contemplated by this Agreement.

2.22 Major Customers and Suppliers.

(a) Part 2.22(a) of the Disclosure Schedule sets forth an accurate and complete list of (i) each supplier of goods or services that is a sole source supplier of any component of, or service used in the manufacture of, any Acquired Entity Product and (ii) the 20 largest suppliers (consolidating into a single supplier all affiliated suppliers and divisions of suppliers to the extent such affiliation is within the Knowledge of the Company) of the Acquired Entities taken as a whole (measured by the dollar value of payments made by or on behalf of the Acquired Entities to such supplier) for the 12-month period ending on the Unaudited Interim Balance Sheet Date (collectively the suppliers referred to in “(i)” and “(ii),” the “Major Suppliers”), together with the dollar amount paid to each Major Supplier during the 12-month period ending on the Unaudited Interim Balance Sheet Date. Part 2.22(a) of the Disclosure Schedule also sets forth an accurate and complete list of the 20 largest customers (consolidating into a single customer all affiliated customers and divisions of customers to the extent such affiliation is within the Knowledge of the Company) of the Acquired Entities, taken as a whole (measured by the dollar value of collections and accounts receivable for the Acquired Entities by such customer) for the 12-month period ending on the Unaudited Interim Balance Sheet Date (the “Major Customers”), together with the dollar amount of such collections and accounts receivable generated by each Major Customer for the 12-month period ending on the Unaudited Interim Balance Sheet Date.

(b) Since January 1, 2026, no Major Supplier or Major Customer has terminated its relationship with any Acquired Entity or materially reduced or materially changed the pricing or any other material term of its business relationship with any Acquired Entity. No Acquired Entity is engaged in any material dispute with any Major Supplier or Major Customer and, to the Knowledge of the Company, no Major Supplier or Major Customer has expressed an intention to terminate, limit or reduce its business relationship with any Acquired Entity or materially reduce or materially change the pricing or any other material term of its business relationship with any Acquired Entity. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not have, and could not reasonably be expected to have, an adverse effect on the business relationship of any Acquired Entity with any Major Supplier or Major Customer.

2.23 Trade Control Laws. Except as set forth in Part 2.23 of the Disclosure Schedule, the Acquired Entities are and, since April 24, 2019, have been in material compliance with all Trade Control Laws. Since April 24, 2019, none of the Acquired Entities nor any of their directors, officers, or employees nor, to the Knowledge of the Acquired Entities, any of their agents or other Representatives, in each case when acting on behalf of the Company, has violated or made a disclosure (voluntary or otherwise) regarding any violation by the Acquired Entities of Trade Control Laws, except as set forth in Part 2.23 of the Disclosure Schedule. Since April 24, 2019, the Acquired Entities have not exported, reexported or transferred any Acquired Entity Product or Acquired Entity Software, or related technology or source code, outside of the United States or to foreign persons in the United States without proper authorization under Trade Control Laws. The Acquired Entities are in material compliance with the terms of all applicable export licenses or other authorizations. There are no pending or, to the Knowledge of the Acquired Entities, threatened claims or investigations against the Acquired Entities with respect to Trade Control Laws. Except as set forth in Part 2.23 of the Disclosure Schedule, since April 24, 2019, the Acquired Entities have not, directly or indirectly, (a) provided goods, software, technology or services to any Person located in or ordinarily resident in a country or territory subject to comprehensive economic sanctions (which for the purposes of this agreement includes Cuba, Iran, North Korea, Syria (prior to July 1, 2025), the Crimea region or, since February 21, 2022, the so-called Donetsk People’s Republic or the Luhansk People’s Republic regions of Eastern Ukraine) (collectively, “Sanctioned Jurisdictions”), unless authorized under Trade Control Laws; (b) provided goods, software, technology or services to the Government of Venezuela or the government of any Sanctioned Jurisdiction, or any entity 50% or greater owned or, where relevant under Trade Control Laws, controlled by the Government of Venezuela or by the government of any Sanctioned Jurisdiction, unless authorized under Trade Control Laws; (c) since February 24, 2022, exported, reexported, transferred or released any item, including software or technology, to Russia or Belarus, or to any Person located in or ordinarily resident in Russia or Belarus, in violation of applicable Trade Control Laws; or (d) provided goods, software, technology or software to any Person listed on any of the United States government lists of prohibited or restricted persons, including the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evader List, the Sectoral Sanctions Identification List and the Non-SDN Menu-Based Sanctions List administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) and the Denied Persons, Entity List and Unverified List administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) (collectively, “Restricted Party Lists”), or any Person owned 50% or more in the aggregate or, where relevant under applicable Trade Control Laws, controlled, directly or indirectly, by any Person on any Restricted Party List, unless, for purposes of clauses “(a)” – “(d),” authorized under Trade Control Laws. No director, officer, or employee of the Acquired Entities is listed on any Restricted Party List or is owned 50% or more directly or indirectly, individually or in the aggregate, controlled, or acting on behalf of, a Person on any Restricted Party List. Except as set forth in Part 2.23 of the Disclosure Schedule, there are no actions, conditions or circumstances pertaining to the Acquired Entities that would reasonably be expected to give rise to any future claims or investigations under Trade Control Laws. None of the Acquired Entities is a “covered foreign person” within the meaning of 31 C.F.R. § 850.209.

2.24 Government Contracts and Grants.

(a) Part 2.24(a)(i) of the Disclosure Schedule identifies as of the Agreement Date, with respect to the top 25 Government Contracts and Grants (measured by the dollar value of collections and accounts receivable for the Acquired Entities under such Government Contract or Grant) for the 12-month period ending on the Unaudited Interim Balance Sheet Date: (i) each such Government Contract or Grant; (ii) all parties to such Government Contract or Grant; (iii) the set-aside status of such Government Contract or Grant (including any Government Contract or Grant awarded based on any Acquired Entity, individually or as a member of a joint venture, representing itself as a small business concern, a small disadvantaged business, a service-disabled, veteran-owned small business concern, a veteran-owned small business concern, a woman-owned business concern, a “protégé” under a mentor-protégé agreement or program or qualification under any other preferential status (including participation in preferential status programs such as the Historically Underutilized Business Zone program and participation under Section 8(a) of the Small Business Act) or other “set aside” status (collectively, “Preferred Bidder Status”)); (iv) the agreement number of such Government Agreement or Grant; (v) the award date of such Government Agreement or Grant; (vi) the period of performance (including unexercised option periods) and (vii) the applicable total value or total estimated value (inclusive of option periods) of such Government Agreement or Grant, for which (A) performance has not been completed or the ordering period has not expired and (B) final payment has not been received. Part 2.24(a)(ii) of the Disclosure Schedule lists and identifies as Government Bids, each outstanding quotation, bid, proposal or application for a Government Contract or Grant involving any Acquired Entity’s business that has not been accepted or rejected for a contract award as of the Agreement Date, and which would, if entered into, constitute a Government Contract or Grant. Part 2.24(a)(iii) of the Disclosure Schedule lists each such Government Contract or Grant as of the Agreement Date under which any Acquired Entity is currently experiencing, or is likely to experience, in any material respect, cost, schedule, technical or quality problems. All of the Government Contracts and Grants were legally awarded, and as of the Agreement Date, are in full force and effect, and are binding on the other parties thereto in accordance with their terms.

(b) Since the date that is five years prior to the date of the Agreement, the Acquired Entities have complied with all material terms and conditions, including all clauses, provisions, specifications, quality assurance, testing and inspection requirements of all Government Contracts, Grants and Government Bids (including those that expired after January 1, 2020) including under any of the following to the extent they apply to an Acquired Entity as a result of a Government Contract, Grant or Government Bid, in each case, where and as applicable and pertaining to each such Government Contract, Grant and Government Bid whether incorporated expressly, by reference or by operation of law: (i) the Federal Acquisition Regulation (“FAR”) and agency supplements; (ii) Cost Accounting Standards (“CAS”) (48 C.F.R. Parts 30 and 9904); (iii) Service Contract Labor Standards, including requirements for paying applicable wage rate and fringe benefit rates (48 C.F.R. Subpart 22.10); (iv) the Truth in Negotiations Act (41 U.S.C. Chapter 35, Truthful Cost or Pricing Data); (v) the Anti-Kickback Act (41 U.S.C. Chapter 87, Kickbacks); (vi) the Procurement Integrity Act; (vii) commercial sales practices disclosure or the Price Reductions Clause requirements under a Federal Supply Schedule contract or labor category qualification and billing requirements; (viii) the Privacy Act; (ix) the Contract Disputes Act of 1978; (x) the Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards (2 C.F.R. Part 200) and agency supplements; (xi) the Davis-Bacon Act of 1931; (xii) the Foreign Corrupt Practices Act; and (xiii) the Federal Funding and Accountability and Transparency Act. Since the date that is five years prior to the date of the Agreement, the Acquired Entities have complied with all applicable and material representations, certifications and disclosure requirements under all Government Contracts, Grants and Government Bids, including all obligations to update such representations, certifications, and disclosures, and all such material representations, certifications and disclosures were accurate and complete as of the date of submission.

(c) Since the date that is five years prior to the date of the Agreement, none of the Acquired Entities, and to the Knowledge of the Company, none of their subcontractors, joint venture partners, teaming partners, consultants, agents or Representatives have violated or been alleged to have violated any material applicable Legal Requirement, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification, in connection with any Government Contract, Grant or Government Bid.

(d) None of the Acquired Entities or any of their principals or affiliates (as the terms “principal” and “affiliate” are defined in FAR 2.101, and 2 C.F.R. pts. 180 and 3485) has been debarred, suspended, proposed for debarment or declared ineligible for the award of contracts by any Governmental Body under Executive Order 12549 (3 C.F.R., 1986 Comp., p. 189), FAR Subpart 9.4 or otherwise, and no Acquired Entity is engaging in any activity that is a cause under 2 C.F.R. § 180.700 or § 180.800, as adopted at 2 C.F.R. § 3485.12, for debarment or suspension under Executive Order 12549 (3 C.F.R., Comp., p. 189) or FAR Subpart 9.4.

(e) The Acquired Entities have not undergone, and are not undergoing, any audit, review, inspection, investigation, survey or examination of records with respect to any Government Contract or Grant. There has never been any audit, review, inspection, investigation, survey or examination of the Acquired Entities that resulted in or is expected to result in any adverse finding with respect to (i) any alleged irregularity, misstatement or omission arising out of or relating to any Government Contract or Grant or (ii) continued eligibility to receive and perform any Government Contract or Grant. No cost incurred by the Acquired Entities pertaining to any Government Contract or Grant has been disallowed by any Governmental Body or, to the Knowledge of the Company, is the subject of an investigation, and there is no basis upon which any such incurred cost would reasonably be expected to be disallowed in the future by any Governmental Body. The Acquired Entities have not made, and have never been required to make, any disclosure to any Governmental Body with respect to any alleged or otherwise unresolved irregularity, overpayment, misstatement or omission arising out of or relating to any Government Contract or Grant.

(f) No Government Contract or Grant has been canceled, terminated for convenience, terminated for default, suspended or subject to a stop work order or show cause notice since January 1, 2020. The Acquired Entities do not expect as of the Agreement Date, and have not received any notice in writing, or any other communication, terminating or indicating an intent to cancel, suspend, stop work or terminate any Government Contract or Grant.

(g) To the extent applicable and required, the Acquired Entities have cost accounting systems, estimating systems, purchasing systems, billing systems and material management systems that are in compliance in all material respects with Government Contract or Grant requirements. No Governmental Body, prime contractor, grantee, recipient, subcontractor, subawardee or subrecipient under any Government Contract or Grant has disallowed or has raised any basis to disallow any costs claimed by any Acquired Entity and, to the Knowledge of the Company, there is no fact or occurrence that would reasonably be expected to be a basis for disallowing any such costs. There has been no material claim of defective pricing, mischarging or improper payments or reimbursements on the part of the Acquired Entities. The Acquired Entities’ indirect rates, time-keeping and labor charging, wage classifications and the associated entries reflected in the Acquired Entities’ financial statements with respect to the Government Contracts, Grants and Government Bids are in material compliance with all applicable Legal Requirements and Government Contract and Grant provisions, including applicable cost principles and applicable cost accounting standards. The Acquired Entities have not received any written notice or any other communication of an unresolved significant weakness or deficiency with respect to the cost accounting system of any Acquired Entity.

(h) To the Knowledge of the Company, there are no outstanding claims or disputes by or against any of the Acquired Entities relating to any Government Contract or Grant, and to the Knowledge of the Company, there are no facts or allegations that would reasonably be expected to give rise to such a claim or dispute in the future. The Acquired Entities have not initiated or received written notice of disputes between any Acquired Entity and a Governmental Body, prime contractor, grantee, recipient, subcontractor, subawardee, subrecipient or vendor arising under any Government Contract or Grant. The Acquired Entities have not been, and are not currently under, any administrative, civil or criminal investigation, litigation or indictment involving alleged irregularities, misstatements, omissions, violations of Legal Requirements, false statements, false claims or other misconduct relating to any Government Contract or Grant and, to the Knowledge of the Company, there is no reasonable basis for any such proceeding. No Governmental Body or any prime contractor, grantee, recipient, subcontractor, subawardee or subrecipient under a Government Contract or Grant has withheld or set off, or, to the Knowledge of the Company, attempted to withhold or set off, material amounts of money otherwise acknowledged to be due to any Acquired Entity under any such Government Contract or Grant, and to the Knowledge of the Company, no facts or allegations exist that could give rise to any such request for equitable adjustment, claim or dispute in the future.

(i) Since the date that is five years prior to the Agreement Date, there have been no written requests for equitable adjustment, claims or disputes relating to any Government Contract or Grant that have been asserted in writing by any of the Acquired Entities or by any Governmental Body against any Acquired Entity.

(j) Since the date that is five years prior to the Agreement Date, the Acquired Entities have complied with all applicable federal non-discrimination Legal Requirements to which the Acquired Entities are subject, including Title VI of the Civil Rights Act of 1964, Title IX of the Education Amendments of 1972, Section 504 of the Rehabilitation Act of 1973 and the Age Discrimination Act of 1975.

(k) There are no outstanding claims or disputes by or against any of the Acquired Entities with respect to any Government Contract or Grant, and to the Knowledge of the Company, there are no facts or allegations that would reasonably be expected to give rise to such a claim or dispute in the future. As of the Agreement Date, the Acquired Entities have not initiated or received written notice of disputes between any Acquired Entity and a Governmental Body.

(l) Since the date that is five years prior to the Agreement Date: (i) the Acquired Entities have complied with and are in compliance in all material respects with all applicable requirements regarding the safeguarding of information under the Government Contracts and Grants, including all cybersecurity requirements, such as FAR 52.204-21, 2 C.F.R. 200.208, 2 C.F.R. 200.303, Defense Federal Acquisition Regulation Supplement (“DFARS”) 252.204-7008, DFARS 252.204-7012, DFARS 252.204-7019, DFARS 252.204-7020, DFARS 252.204-7021, and DFARS 252.204-7025; and (ii) the Acquired Entities have not experienced any cyber incident that would require reporting to any Governmental Body.

(m) Since the date that is five years prior to the Agreement Date, the Acquired Entities have complied with supply chain restrictions required by the Government Contracts and Grants, including (as applicable) the prohibitions on the sale and use of covered telecommunications equipment and services set out in FAR 52.204-24, FAR 52.204-25, FAR 52.204-26, 2 C.F.R. 200.216 and DFARS 252.204-7018. Since August 14, 2019, no Acquired Entity has provided to a Governmental Body in the performance of a Government Contract or Grant any (i) covered telecommunications equipment or services or (ii) equipment, system or service that uses covered telecommunications equipment or services as a substantial or essential component of any system, or as critical technology as part of any system. To the extent FAR 52.204-25(b)(2) applies, since August 14, 2020, the Acquired Entities have not used any equipment, system or service that uses covered telecommunications equipment or services. For purposes of this Section 2.24(m), the term “covered telecommunications equipment or services” shall have the meaning prescribed in FAR clause 52.204-25.

(n) The Acquired Entities do not control facilities classified for U.S. government security purposes at a “Secret” or “Top Secret” level, do not hold a facility security clearance at any level and do not employ individuals holding U.S. government security clearances at any level.

(o) None of the Acquired Entity IP (i) was conceived or first actually reduced to practice in performance of a Government Contract or Grant or (ii) with respect to “technical data” and “computer software” (as these terms are defined in FAR Parts 27 and 52, DFARS Parts 227 and 252 and/or Department of Energy Acquisition Regulation (“DEAR”) Part 927 and 952), was funded partially or exclusively at the expense of a Governmental Body, and any Governmental Body of the U.S. has only “Limited” and “Restricted” rights in such “technical data” and “computer software,” respectively. The Acquired Entities do not use any Acquired Entity IP developed under any Government Contract or Grant for purposes outside of the scope of such Government Contract or Grant without having obtained the necessary and appropriate prior permission of the relevant Governmental Body or other authorized party. The Acquired Entities have taken all steps required under any Government Contract, Grant and applicable Legal Requirement to claim, assert, protect, maintain and support its rights in the Acquired Entity IP and technical data and inventions so that no more than the minimum rights or licenses required to be provided by the Acquired Entities under the circumstances of the applicable Government Contract or Grant, and in accordance with the applicable FAR, DFARS and DEAR clauses have been provided to the receiving party and/or the Governmental Body. Without limiting the foregoing, the Acquired Entities have timely disclosed, reported, elected title to and filed for all subject inventions with respect to Acquired Entity IP, timely listed all technical data constituting Acquired Entity IP in any required assertions table and included the proper and required restrictive legends on all copies of Acquired Entity IP and technical data delivered, first produced or partially or wholly funded under any Government Contract or Grant. All such markings and rights were, have been and are properly asserted and justified under the Government Contracts in accordance with the requirements under FAR Parts 27 and 52, DFARS Parts 227 and 252, DEAR Part 927 and 952, 37 C.F.R. Part 401 and/or the National Institutes of Health Grant Policy, and no Governmental Body, prime contractor or higher-tier subcontractor has challenged nor, to the Knowledge of the Company, has any reasonable basis for challenging, the markings and rights asserted by the Acquired Entities, as applicable.

(p) No Governmental Body has assigned the Acquired Entities a written rating below “Satisfactory” in connection with any contractor performance assessment report, past performance questionnaire or similar evaluation of past performance in relation to a Government Contract or Grant.

(q) Since the date that is five years prior to the Agreement Date: (i) the Acquired Entities have not made or been required to make any voluntary or mandatory disclosure to any Governmental Body with respect to evidence or existence of any alleged, suspected, or possible breach, violation, irregularity, mischarging, misstatement, or other act or omission; (ii) there have been no facts and circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13 by any Acquired Entity; (iii) the Acquired Entities have not been nor are they now a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to Government Contracts, Government Grants or Government Bids; (iv) the Acquired Entities have not made any payment, directly or indirectly, to any Person in violation of applicable U.S. Government procurement Legal Requirements, including Legal Requirements relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments; and (v) the Acquired Entities have not received any written notice from a Governmental Body regarding any alleged violation or potential violation by the Acquired Entities or one of their subcontractors of the Civil False Claims Act, Procurement Integrity Act, Anti-Kickback Act, Truth in Negotiations Act, Buy American Act, Trade Agreements Act, Service Contract Labor Standards, Government Contract or Grant specifications or labor category qualification and billing contract requirements.

(r) There are no Government Contracts, Grants or Government Bids (or mitigation plans thereunder) held by the Acquired Entities that include one or more terms or provisions that restrict an Acquired Entity’s ability to bid on or perform work on future Contracts or programs or for specific periods of time based upon “organizational conflicts of interest” (“OCI”) as defined in FAR Subpart 9.5 or other applicable Legal Requirement, regulation or contract term. To the Knowledge of the Company, no OCI with respect to the Acquired Entities will arise as a consequence of the consummation of the Merger. The Acquired Entities are not performing any systems engineering, technical assistance, requirement definition, statement of work preparation, testing, evaluation, assessment or similar work. Since the date that is five years prior to the Agreement Date, the Acquired Entities have complied with all of their OCI mitigation plans and have not received any notice of any failure to comply with such plans or the existence of any prohibited OCI in connection with any Government Contract, Grant or Government Bid. The Acquired Entities have made available to Parent accurate and complete copies of all such OCI mitigation plans.

2.25 Brokers. Except as set forth in Part 2.25 of the Disclosure Schedule, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Entity. The Merger Consideration Spreadsheet will identify each Person that is or may become entitled to receive any fee or other amount from any Acquired Entity for professional services performed in connection with the Merger or any of the other transactions contemplated by this Agreement.

2.26 Accuracy of Disclosures. The disclosures set forth in Part 2.26 of the Disclosure Schedule are accurate.

3. Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

3.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.2 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and each other Transaction Document to which Parent or Merger Sub is or will be a party and to consummate the transactions contemplated hereby or thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and each such other Transaction Document have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement and each other Transaction Document to which Parent or Merger Sub is or will be a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.3 Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement and each other agreement, document or instrument referred to in or contemplated by this Agreement to which Parent or Merger Sub is or will be a party do not, and the consummation of the Merger and the transactions contemplated hereby and thereby will not, (a) conflict with or violate Parent’s or Merger Sub’s Charter Documents or (b) assuming the making of all required filings or notifications under each applicable antitrust or competition-related Legal Requirement, and assuming the receipt of all clearances, approvals, authorizations or waiting period expirations or terminations under each applicable antitrust or competition-related Legal Requirement, conflict with or violate any laws applicable to Parent or Merger Sub, except, in each case, as would not have a material adverse effect on Parent or Merger Sub’s ability to consummate the Merger and the transactions contemplated hereby and perform their respective obligations under this Agreement. No authorization of, registration, declaration or filing with, or notification to, any Governmental Body is required in connection with any of the execution, delivery or performance of this Agreement by Parent or Merger Sub or any other Transaction Document to which Parent or Merger Sub is or will be a party, or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated hereby or thereby, except for (i) the requirements under the HSR Act, (ii) the filing of the Certificate of Merger, (iii) the notices, filings and consents set forth on Schedule 7.3(a), (iv) the declarations, filings or notices required under applicable securities laws and the rules and regulations promulgated thereunder, (v) the requirements under the Investment Canada Act and (vi) such other authorizations, registrations, declarations, filings or notification that, if not obtained or made, would not have a material adverse effect on Parent or Merger Sub’s ability to consummate the Merger and the other transactions contemplated hereby and perform their respective obligations under this Agreement.

3.4 Sufficient Funds. At the Closing, Parent will have sufficient funds to consummate the transactions contemplated by this Agreement and to make all payments and wire all amounts required to be paid or wired by Parent in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, payment of the Merger Consideration and any brokerage, finder’s or other similar fee or commission due to be paid in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub).

3.5 CFIUS. Neither Parent nor Merger Sub is a “foreign person” as defined in 31 C.F.R. § 800.224. The consummation of the Merger will not result in foreign “control” (as defined in 31 C.F.R. § 800.208) of any Acquired Entity, and does not constitute direct or indirect investment in any Acquired Entity by any foreign person that affords the foreign person with any of the access, rights, or involvement contemplated under 31 C.F.R. § 800.211(b).

4. Certain Covenants of the Company

4.1 Access and Investigation. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement pursuant to Section 9 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives and each of the other Acquired Entities and their respective Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours, upon reasonable advance notice, and in a manner that does not unreasonably interfere with the normal operations of the Acquired Entities, to the Acquired Entities’ Representatives, personnel and assets and to all books, records, work papers and other documents and information relating to the Acquired Entities, in each case, as reasonably requested by Parent and subject to the terms of the Confidentiality Agreement; and (b) promptly upon request, provide Parent and Parent’s Representatives with copies (which may include electronic copies provided by email or through the Virtual Data Room) of such existing books, records, work papers and other documents and information relating to the Acquired Entities, and with such additional financial, operating and other data and information regarding the Acquired Entities as Parent or Parent’s Representatives may reasonably request. Notwithstanding anything to the contrary in this Section 4.1, no such access or copies will be required to be provided to Parent or its Representatives to the extent that it would: (i) require any Acquired Entity to disclose information subject to attorney-client privilege solely to the extent that the disclosure of such information would, in the reasonable good faith judgment of the Company’s outside counsel, violate such attorney-client privilege; and (ii) result in a violation of applicable Legal Requirements (including any applicable antitrust or competition laws or regulations). During the Pre-Closing Period, and only with the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, Parent and its Representatives may make inquiries of Persons having business relationships with any of the Acquired Entities (including suppliers, licensors and customers), and to the extent that the Company provides its prior written consent, the Acquired Entities shall use commercially reasonable efforts to help facilitate (and shall cooperate fully with Parent in connection with) such inquiries, and the Acquired Entities shall be permitted to attend any meetings between such Persons and Parent, in each case in compliance with all applicable Legal Requirements (including any applicable antitrust or competition laws or regulations).

4.2 Conduct of the Business of the Acquired Entities. During the Pre-Closing Period, the Company shall ensure that:

(a) each of the Acquired Entities shall conduct its business and operations in the ordinary course;

(b) each of the Acquired Entities shall use commercially reasonable efforts to (i) preserve intact its current business organization, (ii) keep available the services of its current officers and Key Employees and (iii) maintain its relations and goodwill with all suppliers, customers, landlords, creditors, current officers and Key Employees and other Persons having material business relationships with the Acquired Entities (other than terminations (whether voluntary or involuntary) of employees (that are not Key Employees) that did not receive a Non-Key Employee Offer with Matching Criteria);

(c) each of the Acquired Entities shall timely prepare and file, or cause to be timely prepared and filed, any Tax Return that is required to be filed on or prior to the Closing Date and shall timely pay all Taxes due with respect to such Tax Return and all previously filed Tax Returns within the time and in the manner required by applicable Legal Requirements;

(d) none of the Acquired Entities shall cancel or fail to renew any of its insurance policies identified or required to be identified in Part 2.17 of the Disclosure Schedule;

(e) none of the Acquired Entities shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities (other than any distributions of cash or cash equivalents), or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than forfeitures of unvested Company Options upon termination of service with any employee pursuant to award agreements in effect on the date hereof);

(f) none of the Acquired Entities shall sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option, warrant or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to issue Company Capital Stock: (A) upon the exercise of Company Options that are outstanding as of the Agreement Date and in accordance with their respective terms as in effect on the Agreement Date; and (B) upon the conversion of Company Preferred Stock that are outstanding as of the Agreement Date and in accordance with their respective terms as in effect on the Agreement Date);

(g) none of the Acquired Entities shall approve or consent to the transfer of any Company Option held by a Key Executive as of the Agreement Date;

(h) except as required pursuant to the terms of an Acquired Entity Employee Plan, none of the Acquired Entities shall: (i) establish, adopt, materially amend, permit the acceleration of vesting or exercisability of rights under, permit the acceleration of funding obligation, funding contribution or payment of any compensation or benefits under or terminate (except as may be permitted under prong “(vi)” of this Section 4.2(h)) any Acquired Entity Employee Plan (or any plan or arrangement that would be an Acquired Entity Employee Plan if in effect as of the date hereof); (ii) pay any bonus or make any profit-sharing payment, cash incentive payment or similar payment to any Acquired Entity Service Provider with an annual base compensation in excess of $200,000, other than (A) referral bonuses not in excess of $7,000 individually, (B) bonuses that do not exceed $20,000 individually or (C) as required by any employment Contract or Acquired Entity Employee Plan, in the case of clauses “(A)” through “(B)” considered together, not to exceed $300,000 in the aggregate; (iii) increase or otherwise change the amount of the wages, salary, bonus targets, commissions, fringe benefits or other compensation or benefits (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any Acquired Entity Service Provider; (iv) promote or change the title of any of its current Acquired Entity Service Providers (retroactively or otherwise) to the level of director or more senior positions; (v) hire, engage or make an offer to hire or engage any new employee, consultant or independent contractor with total annual compensation in excess of $250,000; (vi) except as expressly required by the terms of this Agreement, terminate or provide notice of termination (other than for cause) to any Acquired Entity Service Provider who occupies a c-suite, senior vice president, vice president or senior director-level position; or (vii) grant any new right to, or increase any existing right to, severance, termination pay, retention pay or change of control pay to any Acquired Entity Service Provider;

(i) none of the Acquired Entities shall amend or permit the adoption of any amendment to such Acquired Entity’s Charter Documents, or effect or permit such Acquired Entity to become a party to any Acquisition Transaction (other than the transactions contemplated by this Agreement), recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(j) none of the Acquired Entities shall form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(k) none of the Acquired Entities shall make any capital expenditure, other (i) than capital expenditures that do not exceed $10,000 individually or $200,000 in the aggregate and (ii) Tenant Improvements that do not exceed $500,000 in the aggregate and that are undertaken following reasonable consultation with Parent;

(l) none of the Acquired Entities shall: (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract other than Contracts entered into on an Acquired Entity’s standard form of Contract made available to Parent; or (ii) materially amend or prematurely terminate, or waive any material right or remedy under, any such Material Contract; provided, however, that, this Section 4.2(l) shall not require the Acquired Entities to seek or obtain Parent’s consent in order to (A) set or change the prices at which the Acquired Entities sells products or provides services to current customers, (B) renew Material Contracts to which an Acquired Entity is a party as of the Agreement Date on substantially similar terms, or (C) in connection with any Government Contract, agree to any customary compliance or other similar provisions amending or supplementing an Acquired Entity’s standard form of Contract;

(m) none of the Acquired Entities shall: (i) acquire, lease or license any right or other asset for an aggregate value in excess of $50,000 individually or $400,000 in the aggregate (except for renewals of Inbound License Agreements); (ii) sell or otherwise dispose of, or lease or license (or grant any other right with respect to), any right or other asset to any other Person with an aggregate value in excess of $50,000 individually or $400,000 in the aggregate; or (iii) waive or relinquish any material right, except in the case of each of clauses “(i)” and “(ii),” in the ordinary course of business consistent with past practices;

(n) none of the Acquired Entities shall: (i) lend money to any Person (except that an Acquired Entity may make routine travel and business expense advances and provide reasonable relocation bonuses to current employees of an Acquired Entity in connection with a relocation requested or required by an Acquired Entity in connection with a good faith business purpose, in each case in the ordinary course of business consistent with past practices); (ii) incur or guarantee any Indebtedness for Borrowed Money; or (iii) mortgage or pledge any of its assets, or intentionally subject any of its assets to any Encumbrance (other than a Permitted Encumbrance);

(o) none of the Acquired Entities shall: (i) change any of its practices or procedures with respect to the collection of accounts receivable (including changing any applicable billing or invoicing practices with respect to customers of any Acquired Entity) or the payment of accounts payable; (ii) offer to discount the amount of any account receivable; (iii) extend any incentive (whether to an account debtor, an account creditor or any employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof; or (iv) take or omit to take any other action with the intent or effect of accelerating the collection of receivables or delaying the payment of payables, including by providing discounts or incentives to customers outside the ordinary course of business;

(p) none of the Acquired Entities shall make or change any income or other Tax election, adopt or change any accounting or reporting method, policy or practice in respect of Taxes, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement in respect of Taxes, settle or comprise any claim, notice, audit, assessment, controversy or other Legal Proceeding in respect of Taxes, amend or otherwise revise any previously filed Tax Return, surrender or forgo the right to any amount of refund or rebate of a previously paid Tax, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(q) none of the Acquired Entities shall commence any Legal Proceeding;

(r) none of the Acquired Entities shall settle any Legal Proceeding in excess of $100,000;

(s) none of the Acquired Entities shall contribute any Acquired Entity IP to any project as Open Source Code;

(t) none of the Acquired Entities shall abandon, transfer, or otherwise dispose of any Acquired Entity IP it owns or purports to own or that is incorporated or embodied in or pertains to any Acquired Entity Product;

(u) none of the Acquired Entities shall make any charitable contributions in excess of $5,000 individually or $25,000 in the aggregate;

(v) none of the Acquired Entities shall: (i) acquire, lease, license, sell or otherwise dispose of any real property; or (ii) enter into, modify (other than ordinary course renewals) or terminate, or waive or relinquish any material right under, any lease, lease guaranty, sublease, license, sublicense or other Acquired Entity Contract for the leasing, use or occupancy of any Leased Real Property;

(w) none of the Acquired Entities shall file an IRS Form 1120 (U.S. Corporation Income Tax Return) more than five Business Days prior to the statutory deadline for such filing (after taking into account any extensions thereof); and

(x) none of the Acquired Entities shall agree or commit to take any of the actions described in clauses “(d)” through “(w)” above.

Notwithstanding the foregoing, an Acquired Entity may take any action described in: (i) clauses “(d)” through “(x)” above if (A) Parent gives its prior written consent to the taking of such action by the Acquired Entity in response to an email request for such consent that is addressed to the representatives of Parent set forth in Schedule 4.2 hereto, (B) such action is expressly required to be taken by this Agreement (disregarding for this purpose Sections 4.2(a), 4.2(b) and 4.2(c) of this Agreement) or any other Transaction Document or (C) such action is required by applicable Legal Requirement or Order; and (ii) Part 4.2 of the Disclosure Schedule.

4.3 Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (a) (i) after becoming aware of any event, condition, fact or circumstance that occurred or existed on or prior to the Agreement Date that renders a representation or warranty made by the Company in Section 2 of this Agreement to be inaccurate or untrue such that the condition set forth in Section 7.1 would not be satisfied if the Closing were to occur at the time of so becoming aware or (ii) any event, condition, fact or circumstance that occurs, arises or exists after the Agreement Date that would render a representation or warranty made by the Company in Section 2 of this Agreement to be inaccurate or untrue such that the condition set forth in Section 7.1 would not be satisfied if the Closing were to occur at the time such event, condition, fact or circumstance occurred, arose or existed, (b) after becoming aware of the commencement of any Legal Proceeding that challenges or that, if adversely determined, would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with the Merger; and (c) after becoming aware of any breach of any covenant or obligation of the Company under this Agreement such that the condition set forth in Section 7.2 would not be satisfied if the Closing were to occur at the time of such breach. No such notification shall be deemed to supplement or amend the Disclosure Schedule, or otherwise be taken into account, for the purpose of: (A) determining the accuracy of any of the representations and warranties made by the Company in this Agreement; or (B) determining whether any of the conditions set forth in Section 7 has been satisfied.

4.4 No Negotiation. During the Pre-Closing Period, the Company shall not, and shall ensure that no Acquired Entity and no Representative of any Acquired Entity shall: (a) solicit, or knowingly encourage or facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) knowingly entertain, consider or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. Promptly (and in any event within two Business Days) after the Agreement Date, the Company shall request each Person that has entered into a confidentiality or similar agreement with the Company or any of its Affiliates during the 12 months preceding the Agreement Date in connection with such Person’s consideration of a possible Acquisition Transaction to return or destroy all confidential information previously furnished to such Person by or on behalf of the Company. The Company shall promptly (and in any event within 24 hours of receipt thereof) provide Parent notice in writing of any inquiry, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by any Acquired Entity or any of their respective Affiliates or Representatives during the Pre-Closing Period (which notice will describe the material terms and conditions (which shall include all economic and financial terms) of such inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction).

4.5 Termination of Certain Benefit Plans. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate (or, if the Company or another Acquired Entity is not the sponsor, terminate participation in): (a) effective no later than the day immediately preceding the Closing Date, each Acquired Entity Employee Plan and PEO Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each, a “401(k) Plan”); and (b) effective as of the Closing Date, any other Acquired Entity Employee Plan and PEO Plan requested by Parent at least three Business Days prior to the Closing Date, unless, in the case of clause “(a)”, Parent, in its sole and absolute discretion, agrees to continue any such 401(k) Plans by providing the Company with written notice of such election (an “Election Notice”) at least three Business Days prior to the Closing Date. The Company shall deliver to Parent, prior to the Closing Date, evidence reasonably satisfactory to Parent that the Company’s board of directors has validly adopted resolutions to terminate (or terminate participation in, as applicable): (i) each 401(k) Plan, unless Parent provides an Election Notice to the Company; and (ii) any other Acquired Entity Employee Plan with respect to which Parent timely makes a termination request pursuant to this Section, as applicable (the form and substance of such resolutions shall be subject to review, reasonable comment and approval from Parent, which such approval shall not be unreasonably withheld, conditioned or delayed, drafts of which shall be delivered to Parent at least five days before their adoption by the Company), effective, in the case of each 401(k) Plan, no later than the date immediately preceding the Closing Date, and, in the case of any other Acquired Entity Employee Plan requested by Parent at least five Business Days prior to the Closing Date, effective as of the Closing Date, provided, that such terminations may be made contingent upon the Closing.

4.6 Employees.

(a) Effective no later than immediately prior to the Closing (or at such other time designated by Parent), the Company shall: (i) terminate or cause to be terminated the employment of each employee of any Acquired Entity identified on Schedule 4.6(a) (collectively, the “Designated Individuals”); (ii) pay all accrued wages and/or compensation for such Designated Individual in accordance with applicable Legal Requirements; (iii) offer such Designated Individual a cash payment in an amount to be determined in good faith by Parent in consultation with the Company (a “Release Payment”), the receipt of which will be conditioned upon such Designated Individual’s timely execution (and non-revocation of, if applicable) a separation agreement (which separation agreement shall be in form and substance reasonably satisfactory to Parent and contain a full release by the Designated Individual of all rights and claims he or she may have against any of the Acquired Entities or Parent or any of its Affiliates) (such condition, the “Release Condition”). The costs of all Release Payments owed to Designated Individuals shall be borne by Parent.

(b) If any employee of any Acquired Entity has received a Non-Key Employee Offer Package and has not accepted the offer of employment contained in such Non-Key Employee Offer Package delivered to him or her by Parent or an Affiliate of Parent by 10:00 a.m. (Pacific time) on the date that is the fifth Business Day prior to the Closing Date (any employee who has not accepted such offer of employment by such time, a “Specified Individual”), then (unless otherwise directed by Parent) effective no later than immediately prior to the Closing (or at such other time designated by Parent), the Company shall: (i) terminate or cause to be terminated the employment of such Specified Individual in accordance with applicable Legal Requirements; (ii) pay all accrued wages and/or compensation for such Specified Individual in accordance with applicable Legal Requirements; and (iii) offer such Specified Individual a Release Payment, subject to the Release Condition; provided, however, that, for the avoidance of doubt, if the Non-Key Employee Offer Package for such Specified Individual provides for an annual base salary or hourly wage rate (as applicable) and target annual bonus opportunities (excluding any equity compensation or long-term incentives) that are no less favorable to the annual base salary or wage rate (as applicable) and target annual bonus opportunities (excluding any equity compensation or long-term incentives) that such Specified Individual received as of Agreement Date, then the Company shall determine a reasonable amount for the Release Payment and bear the cost of such Release Payment as an Unpaid Company Transaction Expense.

(c) Parent shall be responsible for (i) any termination, severance costs or other costs payable (other than accrued wages), (ii) any Equity Release Payment (that is not a Company Equity Release Payment) and (iii) any amounts attributable to the portion of any Company Options that are subject to “double-trigger” vesting acceleration and that accelerate prior to or at the Effective Time as a result of termination of the holder of such Company Options under Section 4.6(a) or Section 4.6(b), with such amounts determined as if such portion of the Company Options so accelerated (the “Accelerated Options”) were Outstanding Vested Options under Section 1.6(a)(i)(A) as of the Effective Time (disregarding for purposes hereof Sections 1.6(a)(i)(B)-(D) and Sections 1.6(a)(ii)-(v)) (any such amounts, the “Option Acceleration Payments”), in each case of clauses “(i)” through “(iii)”, in connection with the termination of employment of any Designated Individual or any other employee of any Acquired Entity who does not receive a Non-Key Employee Offer Package that provides for an annual base salary or hourly wage rate (as applicable) and target annual bonus opportunities (excluding any equity compensation or long-term incentives) that are no less favorable to the annual base salary or wage rate (as applicable) and target annual bonus opportunities (excluding any equity compensation or long-term incentives) that such Acquired Entity Service Provider received as of the date hereof (such a Non-Key Employee Offer Package, a “Qualifying Offer”).

(d) For a period of not less than twelve months after the Closing Date (or termination of employment with Parent or any of its Affiliates (including any Acquired Entity following the Closing), if earlier), Parent shall, or shall cause its Affiliates to, provide each employee of any Acquired Entity who accepts Parent’s Non-Key Employee Offer Package or Key Employee Offer Package (as applicable) and remains employed with Parent or an Affiliate of Parent as of immediately following the Closing (each, a “Continuing Employee”) with (i) (A) base salary or base hourly rate, as applicable, and (B) target annual bonus opportunities (excluding any equity compensation or long-term incentives), in an amount, when considering “(A)” and “(B)” together in the aggregate, that is no less favorable to the level that was provided to each such Continuing Employee on the Agreement Date; and (ii) employee benefits (including defined contribution retirement, health and welfare, vacation and sick or other paid leave and remote working options) that are no less favorable in the aggregate to those provided to similarly-situated employees of Parent or its Affiliates (the criteria set forth in “(i)” and “(ii),” “Matching Criteria”).

(e) Solely for purposes of eligibility to participate under any benefit plans and arrangements of Parent and its Affiliates (but excluding for this purpose any arrangements providing severance, short-term incentives, equity or equity based compensation, non-qualified deferred compensation or retiree benefits) (collectively, the “New Plans”) made available to any Continuing Employee, Parent shall use commercially reasonable efforts, or shall cause its applicable Affiliate to use commercially reasonable efforts, subject to the terms of the New Plans: (i) to credit each Continuing Employee with his or her years of service with any Acquired Entity before the Closing Date, except where such credit would result in a duplication of benefits; (ii) to waive or caused to be waived any waiting periods, pre-existing condition, actively at work, or similar conditions, limitations or requirements for the Continuing Employees (or their dependents) under any New Plans to the extent such conditions, limitations, or requirements were satisfied, waived, or inapplicable to the Continuing Employees (or their covered dependents) under the applicable Acquired Entity Employee Plan or PEO Plan; and (iii) for purposes of each New Plan providing medical, dental, prescription drug or vision benefits to any Continuing Employee, to cause any eligible expenses incurred and paid by such Continuing Employee and his or her covered dependents under an Acquired Entity Employee Plan or PEO Plan during the portion of the benefit plan year prior to the Closing Date to be taken into account under such New Plan for purposes of satisfying all deductible and co-payments applicable to such employee and his or her covered dependents for the applicable benefit plan year of the New Plan as if such amounts had been paid in accordance with such New Plan.

(f) In connection with the Closing and on or before the date that is 45 days following the Closing Date (except as otherwise provided in the proviso to this sentence), Parent shall, subject to Parent’s compliance with applicable tax, securities and other applicable Legal Requirements, grant awards (each such award, a “New Hire Award”) of Parent restricted stock units (“Parent RSUs”) having an aggregate grant date value of $150,000,000 (the “New Hire Award Pool”) (based on grant date fair market value of the Parent common stock underlying the Parent RSUs) to the Continuing Employees in the amounts determined by Parent after consultation with the chief executive officer of the Company; provided, however, that New Hire Awards (other than Replacement RSUs) granted to Continuing Employees that are not Key Employees shall be granted within 60 days following the Closing Date. Each New Hire Award shall (A) be granted under and subject to the terms of the Parent equity plan and award agreements, and (B) have the vesting schedule set forth in a Non-Key Employee Offer Package with the applicable Continuing Employee. Notwithstanding the foregoing, any Continuing Employee who held Outstanding Unvested Options that are cancelled as of the Effective Time shall receive Parent RSUs under New Hire Awards from the New Hire Award Pool with (I) an aggregate grant date value at least equal to the (x) difference between the amount that would otherwise be payable on a per share basis with respect to each Outstanding Vested Option pursuant to Section 1.6(a) and the exercise price of each such Outstanding Unvested Option held by such Continuing Employee, multiplied by (y) the total number of shares of Company Capital Stock subject to such Outstanding Unvested Option, and (II) vesting terms that preserve the original vesting terms applicable to the Outstanding Unvested Options (which shall account for any vesting that otherwise would have occurred with respect to Outstanding Unvested Options during the time between the date of this Agreement and the date when the Parent RSUs are issued under this Section 4.6(f)) (such Parent RSUs described in this sentence, “Replacement RSUs”); provided, however, that Parent may, and may cause its Affiliates to, in its sole discretion, change the vesting schedule of any Parent RSU granted to a Continuing Employee that is a former holder of Outstanding Unvested Options if preserving the original vesting schedule would result in, after taking into account any applicable withholding to which such Parent RSUs are or may be subject, the issuance on any occasion of less than one whole Parent RSU. Parent shall provide an effective registration statement on Form S-8 for the New Hire Awards promptly following the Closing.

(g) With respect to any Continuing Employee who (i) is selected to receive a New Hire Award and (ii) whose employment with Parent or any of its Affiliates (including the Acquired Entities following the Closing) is terminated (whether voluntarily or involuntary) following the Closing Date but prior to the grant date of such New Hire Award pursuant to Section 4.6(f), Parent shall, or shall cause its Affiliates to, provide to such former Continuing Employee a cash payment equal to the fair market value of the Parent RSUs (including any Replacement RSUs) under such New Hire Award that would have vested between the Closing Date and the date of such former Continuing Employees’ termination of employment, if the Parent RSUs (including any Replacement RSUs) under such New Hire Award had been granted on the Closing Date. Such cash payment shall be paid no later than the first regular payroll date of Parent or its Affiliates that is more than 10 Business Days following the date of such former Continuing Employee’s termination of employment. With respect to any Acquired Entity Service Provider (A) who is selected to receive a New Hire Award, (B) whose Non-Key Employee Offer Package or Key Employee Offer Package (as applicable) did not satisfy the Matching Criteria and (C) whose service relation with the Acquired Entities is terminated (whether voluntarily or involuntary) prior to the Closing for any reason, such former Acquired Entity Service Provider’s New Hire Award shall be returned to the New Hire Award Pool and reallocated to other Acquired Entity Service Providers eligible to participate in the New Hire Award Pool, in the amounts selected by Parent after consultation with the chief executive officer of the Company.

(h) Nothing in this Section 4.6 shall (i) confer any rights upon any Person, including any Acquired Entity Service Provider, other than the parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Acquired Entity Service Provider or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from any Acquired Entity or Parent, or any of their Affiliates, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Acquired Entity Employee Plan or any New Plan or (iv) alter or limit the ability of any Acquired Entity or Parent, or any of their Affiliates, to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time.

4.7 Termination/Amendment of Agreements and Release of Encumbrances. The Company shall use commercially reasonable efforts to: (a) cause the agreements identified in Schedule 4.7(a) to be terminated effective as of the Effective Time; (b) cause the agreements identified in Schedule 4.7(b) to be amended effective as of the Effective Time in the manner set forth on Schedule 4.7(b); and (c) effect the termination and release of the Encumbrances set forth on Schedule 4.7(c) with respect to the assets and properties of the Acquired Entities set forth on Schedule 4.7(c), in each case of clauses “(a)” through “(c),” in form and substance reasonably satisfactory to Parent.

4.8 Repayment of Insider Receivables. Prior to the Effective Time, the Company shall use commercially reasonable efforts, and shall cause each other Acquired Entity to use commercially reasonable efforts, to cause all outstanding Insider Receivables to be repaid to the applicable Acquired Entity in full and shall provide evidence reasonably satisfactory to Parent of such repayment, which repayment may be effected by a set off against any Merger Consideration payable to any Person holding an outstanding Insider Receivable, it being acknowledged and agreed that providing for such set off in the Merger Consideration Spreadsheet shall be reasonably satisfactory evidence of such repayment.

4.9 Communications with Employees. Prior to the Closing, the Company shall not communicate, and the Company shall ensure that none of the Acquired Entities, and no Representative of any Acquired Entity (it being understood and agreed that, for purposes of this Section 4.9, reference to “employees” in the definition of Representatives shall be deemed to only include employees who occupy a c-suite, senior vice president, vice president or senior director-level position) communicates, with any Acquired Entity Service Provider regarding post-Closing employment matters with Parent or any Affiliate of Parent (including post-Closing employee benefit plans and compensation), except in a manner that is materially and substantively consistent with the communications plan agreed between Parent and the Company in writing (if any), without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

4.10 Resignation of Officers and Directors. The Company shall obtain and deliver to Parent, at or prior to the Closing Date, the written resignation (in form and substance reasonably satisfactory to Parent) of each officer and director of an Acquired Entity from his or her corporate offices (but not his or her employment) with each Acquired Entity, effective as of the Effective Time (or, at the option of Parent, a later time). Each such written resignation shall include: (a) a confirmation, in favor of the Acquired Entities, from the applicable officer or director, that any right to indemnification, exculpation and advancement of expenses for claims under such officer’s or director’s indemnification agreements with any Acquired Entity must, in order to be eligible for indemnification, exculpation or advancement of expenses, arise from or otherwise relate to his or her status as a current or former director, officer, employee, agent or fiduciary of any Acquired Entity or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the express written request of the Company; and (b) a covenant that such officer or director (as applicable) will use commercially reasonable efforts to seek indemnification, exculpation and advancement of expenses from the D&O Tail (in excess of, and following satisfaction by the Company of, any retention or deductibles thereunder) prior to seeking indemnification, exculpation and advancement of expenses from the Acquired Entities (whether pursuant to the Charter Documents of any Acquired Entity, any Contract or otherwise).

4.11 D&O Indemnification and Tail Insurance.

(a) If the Merger is consummated, then until the sixth anniversary of the Closing Date, Parent will (i) cause the Charter Documents of the Acquired Entities to contain provisions with respect to indemnification and exculpation of, and advancement of expenses to, the present and former directors and officers of the Acquired Entities, as applicable, determined as of immediately prior to the Effective Time (the “Company Indemnified Parties”) that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in such Charter Documents as in effect on the Agreement Date for the benefit of the Company Indemnified Parties, and during such six-year period, such provisions shall not, unless required by applicable Legal Requirement, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties; and (ii) subject to Section 10.4, cause the Acquired Entities to indemnify and hold harmless the applicable Company Indemnified Parties pursuant to indemnification agreements with any Acquired Entity set forth on Part 4.11 of the Disclosure Schedule (as such rights under such agreement may be confirmed in accordance with Section 4.10) with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time. Notwithstanding anything in this Section 4.11(a) to the contrary, no Company Indemnified Party shall be entitled to indemnification, exculpation or advancement of expenses pursuant to the Charter Documents of any Acquired Entity or the indemnification agreements described in clause “(ii)” of the preceding sentence, unless such Company Indemnified Party uses commercially reasonable efforts to first seek recovery under the D&O Tail (in excess of, and following satisfaction by the Company of, any retention or deductibles thereunder) with respect to any applicable costs and expenses covered by the D&O Tail; provided, however, that this sentence shall not limit any Company Indemnified Party’s rights provided pursuant to this Section 4.11(a) to the extent coverage under the D&O Tail is denied or is otherwise unavailable or for any indemnification and exculpation and advancement of expenses in excess of the D&O Tail policy limits.

(b) Prior to the Effective Time, the Company will purchase the D&O Tail for the Company Indemnified Parties in a form reasonably satisfactory to Parent, covering the Company Indemnified Parties’ liabilities, acts and omissions prior to and including the Effective Time (including the Merger and the other transactions contemplated by this Agreement). Parent will cause the Surviving Corporation to maintain the D&O Tail in full force and effect until the sixth anniversary of the Closing Date; provided, however, under no circumstance will Parent be obligated to pay any amounts to maintain the D&O Tail in accordance with this sentence (other than, for the avoidance of doubt, any retention or deductibles thereunder).

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made by Parent so that such continuing or surviving entity or transferee of such assets, as the case may be, shall assume the obligations set forth in Sections 4.11(a) and 4.11(b), without relieving Parent of its obligations under Sections 4.11(a) and 4.11(b).

(d) This Section 4.11 shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, shall be enforceable by the Company Indemnified Parties (each of whom is an intended third party beneficiary of this Section 4.11), and may not be amended, altered or repealed in such a manner to adversely affect any Company Indemnified Party (or his or her respective heirs or personal representatives, as applicable).

4.12 Payoff Letters; Advisor Acknowledgements.

(a) The Company shall, no later than three Business Days prior to the Closing Date, obtain and deliver to Parent a copy of an executed payoff letter, which payoff letter will be effective as of the Effective Time, in form and substance reasonably satisfactory to Parent, with respect to all Indebtedness for Borrowed Money of any Acquired Entity from each creditor set forth on Schedule 4.12(a) in respect of the Contracts set forth on Schedule 4.12(a) (collectively, the “Closing Payoff Indebtedness”), which payoff letter shall: (a) indicate the aggregate amount required to be paid to such creditor on the Closing Date (including the outstanding principal amount, accrued and unpaid interest and any premium, penalty, fee, Expense, breakage cost or other payment required to be made with respect to such Closing Payoff Indebtedness) in order to fully discharge all obligations with respect to such Closing Payoff Indebtedness and provide wire transfer information to effect the payment of such aggregate amount (which, for the avoidance of doubt, may be updated as of the Closing Date to reflect the then-current amount); (b) state that upon receipt of the amount described in clause “(a)” above, the instruments evidencing such Closing Payoff Indebtedness shall be terminated; and (c) state that all Encumbrances and all guarantees in connection therewith relating to the assets and properties of the Acquired Entities securing such Closing Payoff Indebtedness (if any) shall be, upon the payment of the amount described in clause “(a)” above (as may be updated as of the Closing Date) on the Closing Date, released and terminated (whether or not such release or termination occurs on or after the Closing Date) (each such payoff letter, a “Payoff Letter”). The Company shall use commercially reasonable efforts to take all actions that may be necessary or advisable to ensure that all Encumbrances on any of the assets or properties of the Company securing any Closing Payoff Indebtedness, and all guarantees provided by the Company in connection with the incurrence of such Closing Payoff Indebtedness, are released and terminated in full, effective as of the Closing, in accordance with applicable Legal Requirements (it being understood that evidence confirming such Encumbrances and guarantees have been released and terminated may not be filed or recorded until following the Closing). The Company shall cause the Payoff Letters to be updated, as necessary, on the Closing Date. Notwithstanding the foregoing, the Company shall not be required to deliver Payoff Letters pursuant to this Section 4.12 with respect to any indebtedness arising under credit cards, charge cards or similar instruments.

(b) The Company shall use commercially reasonable efforts to obtain and deliver to Parent, at least three Business Days prior to the Closing Date, written acknowledgments pursuant to which each of the Acquired Entities’ outside legal counsels, financial advisors and accountants who performed services for or on behalf of any Acquired Entity in connection with this Agreement or any of the transactions contemplated by this Agreement acknowledges: (i) the total amount of fees, costs and Expenses of any nature that are payable to such Person in connection with this Agreement or any of the transactions contemplated by this Agreement; (ii) that, upon receipt of the amount referred to in clause “(a)” above, such party will have been paid in full and is not (and will not be) owed any other amount by any of the Acquired Entities with respect to this Agreement or the transactions contemplated by this Agreement; and (iii) that such Person is not to perform any further services for any Acquired Entity following the Closing without the express written authorization of Parent.

4.13 Accounting Matters.

(a) The Company will use commercially reasonable efforts to (i) engage an independent “Big 4” accounting firm chosen by Parent in its discretion, or, if such accounting firm is unavailable for such engagement, another independent, mutually agreeable accounting firm chosen by Parent in its discretion (any such other accounting firm, the “Accounting Firm”) as soon as reasonably practicable following the Agreement Date to assist the Company in preparing the Requested Accounting Information and (ii) to maintain until the Closing the engagement of the Accounting Firm and the provision of services by the Accounting Firm under such engagement, including by timely paying all invoices of the Accounting Firm as they become due. All Accounting Firm Costs shall be borne solely by Parent, and Parent agrees that to the extent any Accounting Firm Costs are paid by the Company prior to the Closing, Parent shall reimburse the Company for all such Accounting Firm Costs by wire transfer of immediately available funds within five Business Days of the Company delivering to Parent evidence reasonably satisfactory to Parent of the Company’s payment of any such Accounting Firm Costs; provided, however, in no event shall Parent be required to reimburse any Accounting Firm Costs more than once in any 30-day period. In furtherance of preparing the Requested Accounting Information, the Company shall use commercially reasonable efforts to provide the Accounting Firm with reasonable access to all relevant books, records, Representatives of the Acquired Entities and other resources as are reasonably required to facilitate the preparation of the Requested Accounting Information, provided that such access does not unreasonably interfere with the normal business operations of the Acquired Entities.

(b) The Company shall use commercially reasonable efforts to deliver to Parent: (i) the audited consolidated balance sheet of the Acquired Entities as of December 31, 2025, and the related audited consolidated income statement, audited consolidated statement of cash flows and audited consolidated statement of stockholders’ equity for the year ended December 31, 2025, together with the notes thereto, as audited by PricewaterhouseCoopers, by June 30, 2026 (or as soon as reasonably practicable thereafter) (such audit by the Company’s auditors, the “2025 Audit”); (ii) the management letter on internal controls (or document in form and substance similar to the letter, dated July 23, 2025 from Frank Rimerman & Co. LLP to the board of directors of the Company, which accompanied the Company’s 2024 audited financial statements) accompanying the audited financial statements described in the preceding clause “(i)” (if any); (iii) the unaudited consolidated balance sheet of the Acquired Entities as of June 30, 2026, and the related unaudited consolidated income statement, unaudited consolidated statement of cash flows and unaudited consolidated statement of stockholders’ equity for the six months ended June 30, 2026, by July 15, 2026 (or as soon as reasonably practicable thereafter); and (d) the Requested Accounting Information, by the Statement Date (or as soon as reasonably practicable thereafter).

(c) Solely to the extent any Requested Accounting Information is delivered to Parent prior to the Closing Date, the Company shall use commercially reasonable efforts to, and shall cause the Acquired Entities to use commercially reasonable efforts to (i) provide Parent and Parent’s Representatives with access during normal business hours to the Acquired Entities’ Representatives, relevant personnel from the Accounting Firm that are participating in the Accounting Engagement and all books, records, work papers and other documents and information relating to the Acquired Entities that are reasonably necessary for Parent and Parent’s Representatives to verify and validate the information contained in the Requested Accounting Information, provided that such access does not unreasonably interfere with the normal business operations of the Acquired Entities; and (ii) assist Parent in (A) identifying any inaccuracies or other adjustments to the information contained in the Requested Accounting Information that are necessary to conform such information to the definition of Requested Accounting Information and (B) revising such information and preparing revised Requested Accounting Information to correct such inaccuracies or reflect such adjustments.

4.14 Bank Accounts. Prior to and through the Closing, the Company shall, and shall direct its Representatives to, use commercially reasonable efforts to cooperate with Parent and take any action as Parent may reasonably request in order to effect the transfer of signature authority for those bank accounts identified in Part 2.8 of the Disclosure Schedule to Parent as of immediately following the Closing. Without limiting the generality of the foregoing, the Company shall use commercially reasonable efforts to deliver to Parent any paperwork required to be executed by Parent (or an Affiliate of Parent) in connection with such transfer of signature authority to Parent. In addition, the Company shall, and shall direct its Representatives to, use commercially reasonable efforts to cooperate with Parent and take any action as Parent may reasonably request in order to ensure that the Representatives to be designated by Parent have on-line access to all bank accounts identified in Part 2.8 of the Disclosure Schedule effective as of immediately following the Closing. For the avoidance of doubt, Parent, its Representatives and designees, as applicable, shall not be granted signatory authority or online access to the foregoing bank accounts prior to the Closing.

4.15 FIRPTA Matters. On the Closing Date, but prior to the Closing, the Company shall deliver to Parent, a statement prepared in accordance with the requirements of United States Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3), certifying that an interest in the Company is not a “United States real property interest” because the Company is not, and has not been, a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code and the notification required under United States Treasury Regulations Section 1.897-2(h)(2), in each case, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent and duly executed by the Company and signed by a responsible corporate officer of the Company, together with authorization for Parent to file such notification with the IRS after the Closing.

4.16 Consents and Notices. Prior to the Closing, the Company shall use commercially reasonable efforts to obtain the consents and provide the notices, as applicable, set forth on Schedule 4.16 and Schedule 7.3(b) (which schedule shall indicate, in each case, whether a consent is required to be obtained or a notice is required to be provided).

4.17 Support Agreements. Prior to the Closing Date, the Company shall use commercially reasonable efforts to cause each holder of Company Capital Stock to execute and deliver a Support Agreement to Parent. For the avoidance of doubt, any Support Agreements that are distributed, executed and delivered by the holders of Company Capital Stock prior to the Closing via the Payment Agent’s online solicitation platform shall be deemed delivered to Parent for purposes of this Section 4.17 and Section 1.3(c)(ii).

4.18 Closing Balance Sheet; Merger Consideration Spreadsheet.

(a) At least seven Days prior to the Closing Date, the Company shall prepare and deliver to Parent (i) an estimated Closing Balance Sheet, in form and substance reasonably satisfactory to Parent, and (ii) an estimated Merger Consideration Spreadsheet, in form and substance reasonably satisfactory to Parent, together with documentation reasonably satisfactory to Parent in support of the calculation of the amounts set forth therein.

(b) At least five Days prior to the Closing Date, the Company shall deliver to Parent (i) a consolidated balance sheet of the Acquired Entities prepared in good faith by the Company as of the Closing (the “Closing Balance Sheet”), in form and substance reasonably satisfactory to Parent, and (ii) the Merger Consideration Spreadsheet (which, for the avoidance of doubt, may be updated to reflect the additional vesting of Company Options as of immediately prior to the Closing Date), in form and substance reasonably satisfactory to Parent.

4.19 No Public Announcement. From and after the Agreement Date, the Company shall not (and shall ensure that no Acquired Entity or any Representative of an Acquired Entity (it being understood and agreed that, for purposes of this Section 4.19, reference to “employees” in the definition of Representatives shall be deemed to only include employees who occupy a c-suite, senior vice president, vice president or senior director-level position) shall) issue any press release or make any public statement regarding (or otherwise disclose to any Person the existence or terms of) this Agreement or any of the other documents, certificates or agreements referred to in this Agreement or the transactions contemplated by this Agreement, without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed), unless required by applicable Legal Requirement or except as reasonably necessary for the Company to satisfy its express obligations under this Agreement. Notwithstanding anything in the Confidentiality Agreement or this Agreement to the contrary, the Company and the Securityholders’ Agent each hereby agree that Parent shall be permitted to issue any press release and make any public statement or filing regarding this Agreement or any of the other documents, certificates or agreements referred to in this Agreement or the transactions contemplated by this Agreement, without the prior written consent of any Acquired Entity, the Securityholders’ Agent or any other Person, including any public statement or filing required or advisable under applicable securities Legal Requirements or under the rules and regulations of any securities exchange, provided, that, with respect to press releases only, prior to issuing any such press release, Parent first consults with and provides the Company a reasonable opportunity to review and comment on any such press release, and Parent considers in good faith any comments of the Company on such press release. In the event this Agreement is terminated for any reason prior to the Closing pursuant to Section 9, Parent and the Company will work together in good faith to agree on a public announcement regarding such termination, and notwithstanding any provision herein or in the Confidentiality Agreement to the contrary, if Parent and the Company are unable to agree on the text of such public announcement, either party may make a public announcement regarding the facts and circumstances that led to the termination of this Agreement, so long as they do not disparage the other party.

4.20 Delivery of Virtual Data Room. Prior to the Closing, the Company shall deliver to Parent the contents of the virtual data room hosted by Datasite on behalf of the Company entitled “Project Matterhorn” in connection with the transactions contemplated by this Agreement (the “Virtual Data Room”) evidencing the documents that were made available to Parent, which shall indicate, for each document, the date that such document was first uploaded by the Company to the Virtual Data Room (it being agreed that the obligations of the Company under this Section 4.20 may be satisfied by the Company by providing download rights and a reasonable opportunity to Parent to download the contents of the Virtual Data Room).

4.21 Equity Release Agreements. Prior to the Closing, the Company shall use its commercially reasonable efforts to cause each Specified Person that is a Designated Individual or that otherwise does not become a Continuing Employee, if any, to execute a release agreement in form and substance reasonably satisfactory to Parent (an “Equity Release Agreement”), releasing and waiving such Specified Person’s right to receive such Specified Person’s ungranted Company Options or other equity awards or securities of the Company in exchange for a cash payment (any such payment to a Specified Person being referred to as an “Equity Release Payment”), provided, that the Company shall only bear the costs of any such Equity Release Payment as an Unpaid Company Transaction Expense payable to Specified Persons who receive a Qualifying Offer but do not become Continuing Employees (any such payment to a Specified Person being referred to as an “Company Equity Release Payment”) (it being understood that Parent shall bear the costs of all other Equity Release Payments (including, for the avoidance of doubt, with respect to Specified Individuals who are Designated Individuals or to Specified Individuals who do not receive a Qualifying Offer).

5. Certain Covenants of the Parties

5.1 Filings and Consents.

(a) Filings. Each party shall use commercially reasonable efforts to file, as soon as practicable after the Agreement Date (and in any event, no later than 10 Business Days following the Agreement Date), the notices, reports and other documents required to be filed by such party with any Governmental Body expressly set forth in Schedule 7.3(a) with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information reasonably requested by any such Governmental Body in connection with such filings. Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of the Confidentiality Agreement, each party shall: (i) consult with the other parties prior to taking a position with respect to any such filing; (ii) permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any analysis, appearance, presentation, memorandum, brief, white paper, argument, opinion or proposal before making or submitting any of the foregoing to any Governmental Body in connection with any Legal Proceeding related to this Agreement or any of the transactions contemplated by this Agreement (including any such Legal Proceeding relating to any antitrust, competition or fair trade Legal Requirement); (iii) coordinate with the other parties in preparing and exchanging such information; (iv) promptly provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by the party or any of its Affiliates with or to any Governmental Body related to this Agreement or any of the transactions contemplated by this Agreement; and (v) permit the other parties and their Representatives to participate in all discussions, telephone calls and meetings with any Governmental Body related to this Agreement or any of the transactions contemplated by this Agreement. Each party shall promptly notify the other parties upon the receipt of: (A) any communication from any official of any Governmental Body in connection with any filing made in connection with any of the transactions contemplated by this Agreement; (B) Knowledge of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to any of the transactions contemplated by this Agreement (and shall keep Parent informed as to the status of any such Legal Proceeding or threat); and (C) any request by any Governmental Body for any amendment or supplement to any filing made in connection with any of the transactions contemplated by this Agreement or any information required to comply with any Legal Requirement applicable to any of the transactions contemplated by this Agreement. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 5.1(a), each party shall (promptly upon learning of the occurrence of such event) inform the other party of the occurrence of such event and cooperate with each other in filing with the applicable Governmental Body such amendment or supplement. Notwithstanding the foregoing or anything else in this Agreement, Parent shall have the right to control and direct all interactions (including all correspondences, meetings, proposals and negotiations) with any Governmental Body and determine strategy related to obtaining clearances and approvals contemplated by this Section 5.1, subject to good faith consultation with the Company.

(b) Efforts. Subject to Section 5.1(c), Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.1(c), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement. Parent shall be responsible for paying all filing fees required in connection with making the filings described in Schedule 7.3(a).

(c) Limitations. Notwithstanding anything to the contrary contained in Section 5.1(b) or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement, and the Company shall not agree or commit (without the prior written consent of Parent): (i) to divest or agree to divest (or cause any of its Subsidiaries or Affiliates to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or Affiliates to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or Affiliates to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Merger or any of the other transactions contemplated by this Agreement. Parent further agrees to the obligations set forth on Schedule 5.1(c).

5.2 Stockholder Consent.

(a) Written Consents. The Company shall deliver to Parent, within four hours after the execution and delivery of this Agreement, written consents in favor of the adoption of this Agreement executed on behalf of all Major Stockholders (who collectively hold sufficient Company Capital Stock to provide the Required Merger Stockholder Vote).

(b) Information Statement. As promptly as reasonably practicable after the execution of this Agreement, the Company shall, in accordance with its Charter Documents, provide to its stockholders an Information Statement and other appropriate documents pertaining to this Agreement, the Merger, the other transactions contemplated by this Agreement and the appraisal or dissenters’ rights that may be exercised under the DGCL in connection therewith (the “Information Statement”). The Company shall ensure that the Information Statement shall: (i) include the unanimous recommendation of the board of directors of the Company in favor of the adoption and approval of this Agreement and the approval of the other transactions contemplated by this Agreement; and (ii) notify the stockholders of the receipt by the Company of the Required Merger Stockholder Vote and their appraisal rights pursuant to Section 262 of the DGCL. Parent shall use commercially reasonable efforts to provide information reasonably necessary for the Company’s preparation of the Information Statement, and the Company shall (A) provide Parent with a reasonable opportunity to review and comment on the Information Statement in advance and prior to its distribution to stockholders of the Company and (B) consider in good faith all reasonable comments to the Information Statement provided by Parent.

(c) Parachute Payments. The Company shall: (i) at least three days prior to the Closing Date and at least one day prior to the 280G Vote, secure from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who has received or may receive any payments and/or benefits as a result of or in connection with the transactions contemplated herein that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)) a waiver of such individual’s rights to retain or receive some or all of such payments and/or benefits (such payments and/or benefits, “280G Payments”, and such waived payments and/or benefits, the “Waived Section 280G Payments”) applicable to such individual so that all remaining payments and/or benefits applicable to such individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code); and (ii) at least three days prior to the Closing Date, submit to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments, such that the deduction of such payments and/or benefits will not be limited by the application of Section 280G and the excise tax under Section 4999 of the Code will not apply to such payments and/or benefits (such stockholder approval, the “280G Vote”). Prior to the Closing Date, the Company shall provide Parent with evidence reasonably satisfactory to Parent that either: (A) the requisite Company stockholder approval was obtained with respect to such Waived Section 280G Payments; or (B) the Company stockholder approval of such Waived Section 280G Payments was not obtained and that, as a consequence, such Waived Section 280G Payments shall not be made or provided. The Company shall provide to Parent for its review and reasonable comment and approval, at least three days prior to securing the waivers required by clause “(i)” hereof, copies of all documents prepared by the Company in connection with this Section 5.2(c), including the form of waiver agreement, stockholder information statement, stockholder voting materials and parachute payment calculations prepared by the Company and/or its advisors.

5.3 Reasonable Efforts. Prior to the Closing: (a) the Company shall use its commercially reasonable efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis; and (b) subject to Section 5.1(c), Parent and Merger Sub shall use their respective commercially reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis.

5.4 RWI Policy. At or immediately following the Closing Date, Parent shall use commercially reasonable efforts to cause the RWI Policy to be bound, providing coverage effective as of the Closing and naming Parent (and its permitted assigns) as the insured thereunder.

6. Tax Matters

6.1 Cooperation. Each of the Securityholders’ Agent and each Indemnitor shall, after the Closing, retain and furnish or cause to be retained and furnished to Parent, upon request, as promptly as practicable, such information (to the extent of information in its possession) and assistance relating to the Acquired Entities as is reasonably necessary for the filing of all Tax Returns of or with respect to the Acquired Entities, the making of any election related to Taxes of or with respect to the Acquired Entities, the preparation for any audit in respect of Taxes by any Governmental Body, and the prosecution or defense of any Legal Proceeding relating to any Tax Return of or with respect to the Acquired Entities, in each case with respect to Taxes or Tax Returns of the Acquired Entities.

6.2 Straddle Period. For purposes of apportioning liability for Taxes of any Acquired Entity in connection with any Straddle Period: (a) in the case of Taxes, directly or indirectly, based upon or related to income, receipts or specific transactions (including any Taxes imposed on an Acquired Entity under Sections 951 or 951A of the Code with respect to any entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code), the amount of any such Taxes allocable to the portion of the taxable period ending on (and including) the Closing Date shall be determined based on an interim closing of the books of the applicable Acquired Entity as of the close of business on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) for property placed in service on or prior to the Closing Date that otherwise would be includible in the portion of the Straddle Period ending on (and including) the Closing Date based on such closing of the books shall be allocated between the portion of the Straddle Period ending on (and including) the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each such portion of the Straddle Period; and (b) in the case of Taxes other than Taxes described in clause “(a),” the amount of such Taxes allocable to the portion of the Straddle Period ending on (and including) the Closing Date shall be equal to the product of: (i) the amount of such Taxes for the entire period; and (ii) a fraction, the numerator of which is the number of calendar days in the period ending on (and including) the Closing Date, and the denominator of which is the number of calendar days in the entire period; provided, however, that any employer payroll Taxes that have been deferred on or prior to the Closing Date pursuant to the CARES Act or any similar provision of any Legal Requirement with respect to Taxes shall be allocated to the portion of the Straddle Period ending on (and including) the Closing Date.

6.3 Termination of Tax Sharing Agreements. Prior to the Closing, the Company shall take all actions to ensure that all Tax sharing, Tax allocation and Tax indemnity agreements (or any similar agreements) with respect to or involving any Acquired Entity shall have been terminated as of the Closing Date and, after the Closing Date, no Acquired Entity shall be bound thereby or have any liability thereunder.

6.4 Transfer Taxes. All Transfer Taxes shall be borne 50% by the Indemnitors as a Company Transaction Expense and 50% by Parent. The Person responsible for filing any Tax Returns under applicable Legal Requirements with respect to any Transfer Taxes shall duly and timely prepare and file any such Tax Return, and the other applicable parties to this Agreement (other than the Securityholders’ Agent) shall reasonably cooperate in connection with such preparation and filing (including by joining in the execution of such Tax Return to the extent required under applicable Legal Requirements); provided, however, that to the extent any such Tax Return is required to be prepared by any of the Indemnitors, a copy of such Tax Return shall be provided to Parent by the Indemnitors for its review, comment and approval prior to filing.

6.5 Tax Refunds. Any cash refund, refundable or non-refundable tax credit (or any credit for overpayment in lieu of a cash refund) in respect of Taxes that were paid by any Acquired Entity prior to the Closing to the extent specifically identified on Schedule 6.5 (by amount, type and jurisdiction) that is received by Parent, the Surviving Corporation or any of their Affiliates (including, for the avoidance of doubt, the Canadian Subsidiary) after the Closing Date from a taxing authority shall be for the account of the Indemnitors, net of any Taxes and other out-of-pocket costs incurred to obtain, distribute, or pay such refund or credit (such net amount, the “Pre-Closing Tax Refunds”); provided, however, that the Indemnitors shall not be entitled to any such Pre-Closing Tax Refunds to the extent such Pre-Closing Tax Refund (a) is the result of the carrying back of any net operating loss, Tax credit or other Tax attribute arising in a Tax period beginning after the Closing Date or the portion of a Straddle Period beginning on the day after the Closing Date (as determined pursuant to Section 6.2), or (b) was taken into account in the calculation of Unpaid Income Tax Amount, Closing Working Capital Amount or otherwise taken into account as a reduction of the Merger Consideration (in each case as finally determined in accordance with Section 1.7). Parent shall pay or cause to be paid any such Pre-Closing Tax Refund to the Indemnitors in proportion to each Indemnitor’s Pro Rata Share of such Pre-Closing Tax Refund, the amount of such Pre-Closing Tax Refund within 45 days after receipt thereof (it being understood and agreed that such payment shall be made in dollars after converting the amount of such Pre-Closing Tax Refund into dollars using the average closing rate for exchanges between Canadian Dollars and dollars quoted by the Wall Street Journal (United States Edition) on the date that is five trading days prior to the date of payment); provided, however, that any amounts payable in respect of Outstanding Vested Options that are not Non-Withholding Options shall be paid by Parent or the Surviving Corporation, promptly but in no event later than the first regularly scheduled payroll that is more than 10 Business Days after the date that is 45 days after receipt of any such Pre-Closing Tax Refunds. To the extent permitted by applicable Legal Requirements, any payment made pursuant to this Section 6.5 shall be treated by all parties as an adjustment to the aggregate consideration paid in the Merger. If any Pre-Closing Tax Refund is later disallowed, the Indemnitors shall repay to Parent the amount of such disallowed Pre-Closing Tax Refund, together with any interest, penalties, or other additional amounts imposed by any taxing authority in respect thereof, within fifteen days after written notice thereof being delivered by Parent to the Securityholders’ Agent (it being understood and agreed that any such payment shall be made in dollars after converting the amount of such disallowed Pre-Closing Tax Refund (and all interest, penalties and additional amounts imposed in respect thereof) into dollars using the average closing rate for exchanges between Canadian Dollars and dollars quoted by the Wall Street Journal (United States Edition) on the date that is five trading days prior to the date of payment). Notwithstanding anything in this Section 6.5 to the contrary, the total amount of any Pre-Closing Tax Refund shall in no event exceed the aggregate amount set forth on Schedule 6.5 with respect to such Pre-Closing Tax Refund, and Parent shall not be required to make any Pre-Closing Tax Refund payment to the Indemnitors under this Section 6.5 unless the aggregate amount of Pre-Closing Tax Refunds to the Indemnitors under this Section 6.5 exceeds $100,000.

7. Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to cause the Merger to be consummated are subject to the satisfaction (or waiver, in whole or in part, by Parent), at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. (a) Each of the Fundamental Representations shall have been accurate in all material respects as of the Agreement Date and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); (b) each of the representations and warranties of the Company contained in Sections 2.3(a), 2.3(b), 2.3(e), 2.3(g), 2.3(i) and 2.3(k) shall have been accurate in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be accurate in all respects (except for de minimis inaccuracies) at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects (except for de minimis inaccuracies) as of such earlier date) and (c) each of the representations and warranties of the Company contained in this Agreement (other than those referred to in clause “(a)” or “(b)” above) shall have been accurate in all respects as of the Agreement Date and shall be accurate in all respects at and as of the Closing as if made at and as of the Closing (other than any such representations and warranties that by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), in each case, except for any inaccuracies that would not have a Material Adverse Effect; provided, however, that for purposes of determining the accuracy of any of the representations and warranties referred to in clause “(c)” above, any materiality, Material Adverse Effect or similar qualification limiting the scope of such representations and warranties shall be disregarded.

7.2 Performance of Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 Governmental and Other Consents.

(a) Governmental Consents. All filings with and Consents of any Governmental Body identified on Schedule 7.3(a) shall have been made or obtained and shall be in full force and effect, and any waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated.

(b) Other Consents. Parent shall have received evidence reasonably satisfactory to Parent that all Consents and notices identified in Schedule  7.3(b) shall have been obtained (in the case of Consents) or made (in the case of notices), in form and substance reasonably satisfactory to Parent, and such Consents or notices shall be in full force and effect.

7.4 No Material Adverse Effect. There shall not be any Material Adverse Effect that is continuing as of the Closing.

7.5 Stockholder Approval. This Agreement shall have been duly adopted and approved by the Required Merger Stockholder Vote.

7.6 Closing Documents. Parent shall have received the deliverables contemplated by Section 1.3(c) to be delivered by the Company at or prior to the Closing, each of which shall be in full force and effect.

7.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect.

7.8 No Legal Proceedings. No Governmental Body of competent jurisdiction shall have commenced any action, suit or litigation that is pending (and that is not withdrawn or otherwise resolved): (a) challenging the Merger or seeking the recovery of damages in connection with the Merger; (b)  that, if successful, would have the effect of preventing or making the Merger illegal; (c) seeking to compel any of the Acquired Entities, Parent or any Affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement; or (d) that, if successful, would result in the imposition of criminal liability on Parent, any Affiliate of Parent or the Company or any officer or director of Parent, any Affiliate of Parent or the Company in connection with the Merger or any of the other transactions contemplated by this Agreement.

7.9 Employees. As of the Closing Date, not more than 20% of the Key Employees: (a) shall have ceased to be employed by the Company; (b) shall be unable to commence employment under such Person’s Key Employee Offer Package, after the Closing Date; or (c) shall have terminated or repudiated such Person’s Key Employee Offer Package (it being understood that the condition in this Section 7.9 shall be deemed waived with respect to any Key Employee that is terminated at the request of Parent or whose Key Employee Offer Package is terminated by or withdrawn by Parent, in either case, the primary purpose of which is Parent’s attempt to frustrate the satisfaction of the condition set forth in this Section 7.9).

8. Conditions Precedent to Obligations of the Company

The obligations of the Company to cause the Merger to be consummated are subject to the satisfaction (or waiver, in whole or in part, by the Company), at or prior to the Closing, of the following conditions:

8.1 Accuracy of Representations. Each of the representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all material respects as of the Agreement Date and shall be accurate in all material respects at and as of the Closing as if made at and as of the Closing, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all material respects as of such date; provided, however, that for purposes of determining the accuracy of any such representations and warranties, any materiality, Material Adverse Effect or similar qualification limiting the scope of such representations and warranties shall be disregarded.

8.2 Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any Governmental Body of competent jurisdiction and remain in effect.

8.4 Closing Documents. The Company shall have received the deliverables contemplated by Section 1.3(d) to be delivered by Parent at or prior to the Closing, each of which shall be in full force and effect.

9. Termination

9.1 Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption of this Agreement by the Company’s stockholders):

(a) by the mutual written consent of Parent and the Company;

(b) by Parent or the Company if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on November 28, 2026 (the “End Date”); provided, however, that if, as of the End Date, all conditions precedent to the obligations of Parent and Merger Sub set forth in Section 7 and the conditions precedent to the obligations of the Company set forth in Section 8 shall have been satisfied or waived, other than (i) those conditions precedent that by their nature are to be satisfied at the Closing and (ii) the conditions precedent that pertain to the receipt of the Consents and clearances, as applicable, set forth on Schedule 7.3(a), then the End Date shall automatically be extended to 5:00 p.m. (Pacific time) on February 28, 2027 (the “Second End Date”); provided, further, that if, as of the Second End Date, all conditions precedent to the obligations of Parent and Merger Sub set forth in Section 7 and the conditions precedent to the obligations of the Company set forth in Section 8 shall have been satisfied or waived, other than (i) those conditions precedent that by their nature are to be satisfied at the Closing and (ii) the conditions precedent that pertain to the receipt of the Consents and clearances, as applicable, set forth on Schedule 7.3(a), then the Second End Date shall automatically be extended to 5:00 p.m. (Pacific time) on May 28, 2027 (the “Third End Date”); provided, however, that (i) Parent shall not be entitled to terminate this Agreement under this Section 9.1(b) if a breach of any representation, warranty, covenant or agreement of Parent in this Agreement is a principal cause of the failure of the Closing to occur before 5:00 p.m. (Pacific time) on the End Date, Second End Date or Third End Date, as applicable and (ii) the Company shall not be entitled to terminate this Agreement under this Section 9.1(b) if a breach of any representation, warranty, covenant or agreement of the Company in this Agreement is a principal cause of the failure of the Closing to occur before 5:00 p.m. (Pacific time) on the End Date, Second End Date or Third End Date, as applicable.

(c) by Parent or the Company if: (i) a Governmental Body of competent jurisdiction shall have issued a final and nonappealable Order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

(d) by Parent, if neither Parent nor Merger Sub is in material breach of its representations warranties, covenants or other obligations set forth in this Agreement at the time of termination under this Section 9.1(d), and: (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate such that the conditions set forth in Section 7.1 would not be satisfied (it being understood that, for purposes of this clause “(i),” in order to determine whether the conditions set forth in Section 7.1 would not be satisfied, all references in Section 7.1 to the “Closing” shall be deemed to refer instead to the date the satisfaction of such conditions is being determined for purposes of this Section 9.1(d)); or (ii) any covenant of the Company contained in this Agreement shall have been breached such that the conditions set forth in Section 7.2 would not be satisfied (it being understood that, for purposes of this clause “(ii),” in order to determine whether the conditions set forth in Section 7.2 would not be satisfied, all references in Section 7.2 to the “Closing” shall be deemed to refer instead to the date the satisfaction of such conditions is being determined for purposes of this Section 9.1(d)); provided, however, that if an inaccuracy in any of the representations or warranties of the Company or a breach of a covenant by the Company is curable by the Company within 30 days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period;

(e) by the Company, if the Company is not in material breach of its representations warranties, covenants or other obligations set forth in this Agreement at the time of termination under this Section 9.1(e), and: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the conditions set forth in Section 8.1 would not be satisfied (it being understood that, for purposes of this clause “(i),” in order to determine whether the conditions set forth in Section 8.1 would not be satisfied, all references in Section 8.1 to the “Closing” shall be deemed to refer instead to the date the satisfaction of such conditions is being determined for purposes of this Section 9.1(e)); or (ii) any covenant of Parent contained in this Agreement shall have been breached such that the conditions set forth in Section 8.2 would not be satisfied (it being understood that, for purposes of this clause “(ii),” in order to determine whether the conditions set forth in Section 8.2 would not be satisfied, all references in Section 8.2 to the “Closing” shall be deemed to refer instead to the date the satisfaction of such conditions is being determined for purposes of this Section 9.1(e)); provided, however, that if an inaccuracy in any of the representations or warranties of Parent or a breach of a covenant by Parent is curable by Parent through within 30 days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 9.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period; or

(f) by Parent if written consents adopting this Agreement and approving the Merger by the Required Merger Stockholder Vote shall not have been duly executed and delivered within four hours after the execution and delivery of this Agreement.

9.2 Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

9.3 Effect of Termination. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company, Parent nor Merger Sub shall be relieved of any obligation or other liability arising from any prior intentional breach or intentional fraud by such party of any provision contained in this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 4.19; (c) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11; and (d) the parties to the Confidentiality Agreement shall, in all events, remain bound by and continue to be subject to the Confidentiality Agreement.

10. Indemnification

10.1 Survival of Representations.

(a) General Survival. Subject to Section 10.1(b) and Section 10.1(d), each of the representations and warranties made by the Company in Section 2 of this Agreement and each of the representations and warranties set forth in the Company Closing Certificate, and the rights of the Parent Indemnitees to be indemnified, compensated and reimbursed with respect to any breach of or inaccuracy in any of such representations and warranties shall survive the Effective Time until 11:59 pm (Pacific time) on the date that is the first anniversary of the Closing Date (the “Expiration Time”); provided, however, that if, at any time on or prior to the Expiration Time, any Parent Indemnitee delivers to the Securityholders’ Agent a Claim Notice alleging an inaccuracy in or a breach of any of such representations and warranties, then the claim asserted in such Claim Notice shall survive the Expiration Time until such time as such claim is fully and finally resolved.

(b) Specific Matters.

(i) Subject to Section 10.1(d), the rights of the Parent Indemnitees to be indemnified, compensated and reimbursed with respect to any matter arising under Section 10.2(a)(iii) shall survive the Closing until 11:59 p.m. (Pacific time) on the date that is the first anniversary of the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration time referred to in this sentence, any Parent Indemnitee delivers to the Securityholders’ Agent a Claim Notice seeking indemnification, compensation or reimbursement with respect to any such matter, then the claim asserted in such Claim Notice shall survive such expiration time until such time as such claim is fully and finally resolved.

(ii) Subject to Section 10.1(d), the rights of the Parent Indemnitees to be indemnified, compensated and reimbursed with respect to any matter arising under Section 10.2(a)(iv) (together with any matter arising under Section 10.2(a)(iii), a “Specific Matter”) shall survive the Closing until 11:59 p.m. (Pacific time) on the date that is the sixth anniversary of the Closing Date; provided, however, that if, at any time on or prior to the applicable expiration time referred to in this sentence, any Parent Indemnitee delivers to the Securityholders’ Agent a Claim Notice seeking indemnification, compensation or reimbursement with respect to any such matter, then the claim asserted in such Claim Notice shall survive such expiration time until such time as such claim is fully and finally resolved.

(c) Parent Representations. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

(d) Fraud. Notwithstanding anything to the contrary contained in Sections 10.1(a) or 10.1(b), the limitations set forth in Sections 10.1(a) and 10.1(b) shall not apply with respect to the liability of, or the ability of any Parent Indemnitee to recover against, any Person that commits intentional fraud (whether under the terms of this Agreement, in tort or otherwise).

(e) Statutes of Limitation. For the avoidance of doubt, it is the intention of the parties hereto that the expiration times set forth in this Section 10.1 with respect to any representations, warranties or agreements, or any obligations under this Section 10 relating thereto, shall supersede any applicable statutes of limitations that would otherwise apply thereto.

(f) Representations Not Limited. Except for the qualification of the representations and warranties of the Company in Section 2 by the Disclosure Schedule, the Company and the Securityholders’ Agent (on behalf of the Indemnitors) hereby agree that the Parent Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section  10 relating to the representations and warranties of the Company in this Agreement are part of the basis of the bargain contemplated by this Agreement, and such representations and warranties, and the rights and remedies that may be exercised by the Parent Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Parent Indemnitees shall be deemed to have relied upon such representations and warranties notwithstanding) any knowledge on the part of any of the Parent Indemnitees (regardless of whether obtained through any investigation by any Parent Indemnitee or any Representative of any Parent Indemnitee or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement).

10.2 Indemnification.

(a) Indemnification. Subject to the limitations set forth in this Section 10.2, from and after the Effective Time (but subject to Section 10.1), each Indemnitor shall, severally and not jointly, hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, such Indemnitor’s Pro Rata Share of any Damages that are suffered or incurred by any of the Parent Indemnitees (regardless of whether or not such Damages relate to any third party claim) and that arise from or are a result of:

(i) any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the Agreement Date (without giving effect to (A) any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty, except in Section 2.6(a) and the definition of “Material Contracts” and except for the word “Major” in the definitions of “Major Customers” and “Major Suppliers”; or (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the Agreement Date);

(ii) any inaccuracy in or breach of any representation or warranty made by the Company: (A) in this Agreement as if such representation or warranty was made on and as of the Closing; or (B) in the Company Closing Certificate (in each case, without giving effect to (1) any materiality, Material Adverse Effect or similar qualification limiting the scope of such representation or warranty, except in Section 2.6(a) and the definition of “Material Contracts” and except for the word “Major” in the definitions of “Major Customers” and “Major Suppliers”; or (2) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the Agreement Date);

(iii) any matter referred to in Schedule 10.2; and

(iv) any intentional fraud committed by or on behalf of the Company in connection with the making of the representations and warranties of the Company set forth in Section 2 of this Agreement or the Company Closing Certificate.

(b) Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation or any of the Acquired Entities suffers or incurs any Damages as a result of or in connection with the matters set forth in Section 10.2(a) following the Effective Time, then (without limiting any of the rights of the Surviving Corporation or any of the Acquired Entities as a Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation or any Acquired Entity, to have incurred Damages as a result of and in connection with the matters set forth in Section 10.2(a).

10.3 Limitations.

(a) Basket. Subject to Section 10.3(b), the Indemnitors shall not be required to make any indemnification payment pursuant to Sections 10.2(a)(i) or 10.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in Section 2 of this Agreement or the Company Closing Certificate until such time as the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies in or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Parent Indemnitees exceeds $7,150,000 in the aggregate (the “Basket Amount”). If the total amount of such Damages exceeds the Basket Amount, then the Parent Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the amount of such Damages exceeding the Basket Amount.

(b) Applicability of Basket. The limitations set forth in Section  10.3(a) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor for or with respect to) any Specific Matter.

(c) General Cap. Subject to Section 10.3(d), the total dollar amount of the indemnification payments that the Indemnitors can be required to make to the Parent Indemnitees pursuant Section 10.2(a)(i) or Section 10.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in this Agreement shall be limited to the Indemnification Escrow Amount.

(d) Applicability of General Cap. The limitation set forth in Section 10.3(c) shall not apply to (and shall not limit the indemnification or other obligations of any Indemnitor with respect to) any Specific Matter.

(e) Aggregate Cap; Fraud. Subject to Section 11.3, the total amount of indemnification payments that each Indemnitor shall be required to make to the Parent Indemnitees pursuant to Sections 10.2(a)(iii) and 10.2(a)(iv) shall be limited to the aggregate amount of Merger Consideration such Indemnitor actually receives pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (without taking into account the deduction of any amounts to be deducted and deposited in escrow in accordance with the terms of any Holdback Agreement or any amounts to be deducted and contributed to the Adjustment Escrow Fund or the Indemnification Escrow Fund, but after taking into account any Taxes withheld from such Merger Consideration). Notwithstanding anything to the contrary contained in this Agreement, (i) there shall be no limitation (whether under this Section  10 or otherwise) on the liability of any Indemnitor or other Person that committed intentional fraud, regardless of whether such intentional fraud was committed in connection with the making of the representations and warranties in this Agreement or the Company Closing Certificate or otherwise and (ii) nothing in this Section 10 shall limit any rights or remedies of any Parent Indemnitee under the RWI Policy.

(f) Order of Recourse. Subject to the limitations set forth in Sections 10.3(a), 10.3(c), 10.3(e) and 10.5(f), the Parent Indemnitees shall be entitled to recover Damages directly against the Indemnitors in connection with indemnification claims under Section 10.2(a) in accordance with the procedures set forth in Section 10.5, provided that any Damages with respect to such indemnification claims are first recovered by the Parent Indemnitees from the Indemnification Escrow Fund, to the extent available, and then the RWI Policy, to the extent that such Damages are in excess of the retention amount under, and otherwise subject to coverage under, the RWI Policy (it being understood and agreed, that: (i) nothing in this Section 10.3(f) (except, for the avoidance of doubt, the limitations set forth in Sections 10.3(a), 10.3(c) and 10.3(e) shall continue to apply and the Parent Indemnitees shall be required to first recover from the Indemnification Escrow Fund) shall limit the ability of any Parent Indemnitee from recovering directly against any Indemnitor with respect to any Damages if a Parent Indemnitee uses commercially reasonable efforts to seek recovery for such Damages from the RWI Policy (to the extent that such Damages are in excess of the retention amount under, and otherwise subject to coverage under, the RWI Policy) but coverage is denied or a Parent Indemnitee is otherwise unable to recover such Damages from the RWI Policy; and (ii) this Section 10.3(f) shall not apply if an indemnification claim is being made in respect of intentional fraud committed by an Indemnitor).

(g) Intentional Fraud. Notwithstanding anything to the contrary in this Agreement, no Indemnitor shall be liable under this Agreement for intentional fraud committed by any Person other than such Indemnitor, except for any intentional fraud committed by or on behalf of the Company in connection with (i) the making of the representations and warranties of the Company set forth in Section 2 of this Agreement or the Company Closing Certificate.

(h) Third Party Proceeds. The amount of any Damages that are subject to indemnification under this Section 10 shall be calculated net of the amount of any insurance proceeds (including the RWI Policy), indemnification payments or reimbursements (contractual or otherwise) actually received by the Parent Indemnitees from third parties (other than the Indemnitors) in respect of such Damages (net of any costs or expenses incurred in obtaining such insurance proceeds, indemnification payments or reimbursements, including any increases in insurance premiums or retro-premium adjustments resulting from such recovery) (collectively, “Alternative Arrangements”). The parties agree that nothing in this Section 10.3(h) shall be construed as or give rise to an obligation of any Parent Indemnitee or any other Person to seek or otherwise pursue recovery from any Alternative Arrangement, except that, notwithstanding anything to the contrary in this Agreement, Parent and the other Parent Indemnitees shall use commercially reasonable efforts to first seek recovery under the RWI Policy with respect to any applicable Damages prior to bringing any claims pursuant to this Section 10 (but only to the extent such Damages are in excess of the retention amount under, and otherwise subject to coverage under, the RWI Policy).

(i) Third Party Claims. Notwithstanding anything in this Agreement to the contrary, the Parent Indemnitees shall be entitled to recover Damages under this Section 10 with respect to a third party claim only to the extent that any such Parent Indemnitee would be entitled to recover Damages in respect of the matter subject to indemnification, compensation or reimbursement under Section 10.2(a) that is the subject of such third party claim.

(j) Double Recovery. For the avoidance of doubt, the Parent Indemnitees shall not be entitled to recover more than once for the same Damages under Section 10.2(a) (including if such Damages are subject to indemnification under more than one provision of this Agreement).

10.4 No Contribution. Effective as of the Effective Time, the Securityholders’ Agent and each Indemnitor: (a) expressly waives, acknowledges and agrees that he, she or it shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against the Surviving Corporation or any Acquired Entity, whether in such Person’s capacity as a securityholder, director, officer, Representative or otherwise, or pursuant to any Charter Document of any Acquired Entity, any applicable Legal Requirement, any Contract or otherwise, with respect to (i) any Damages finally determined (in accordance with Section 10.5) to be subject to indemnification, compensation or reimbursement pursuant to Section 10 with respect to any matter subject to indemnification, compensation or reimbursement under Section 10.2(a) in his or her capacity as an Indemnitor pursuant to Section 10 or (ii) any Damages to the extent arising from intentional fraud committed by such Indemnitor (including, for the avoidance of doubt, rights to indemnification, reimbursement or advancement of any costs or expenses incurred by such Person relating to the investigation, evaluation or defense of any claim by any Parent Indemnitee under this Section  10); and (b) expressly waives and releases any right of subrogation, contribution, advancement, reimbursement or indemnification and any other claim that the Securityholders’ Agent or such Indemnitor may have, against Parent, any Affiliate of Parent (other than any Affiliate that is also an Indemnitor, solely in its capacity as such), the Surviving Corporation or any Acquired Entity with respect to the matters specified in subclauses “(i)” and “(ii)” of clause “(a)” above .

10.5 Claim Procedures. Any claim for indemnification, compensation or reimbursement pursuant to Section 10 (and, at the option of any Parent Indemnitee, any claim based upon intentional fraud) shall be brought and resolved exclusively as follows:

(a) Claim Notice. If any Parent Indemnitee has or claims in good faith to have incurred or suffered, or reasonably believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under this Section 10, such Parent Indemnitee may deliver a claim notice (a “Claim Notice”) to the Securityholders’ Agent. Each Claim Notice shall: (i) state that a Parent Indemnitee has incurred or suffered, or reasonably believes in good faith that it will incur or suffer Damages; (ii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Parent Indemnitee might be entitled (the aggregate amount of such estimate, as it may be modified by the Parent Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”); and (iii) specify in reasonable detail (based upon the information then possessed by such Parent Indemnitee) (A) the individual items of such Damages included in Claimed Amount, (B) a brief description of the facts and circumstances supporting the claim and (C) the sections of this Agreement pursuant to which such Claim Notice is being made. A Claim Notice may be updated and amended from time to time by a Parent Indemnitee by delivering any updated or amended Claim Notice, so long as the delivery of the original Claim Notice is made within the applicable survival periods set forth in Section 10.1 and such update or amendment relates to the underlying facts or circumstances specifically set forth in the original Claim Notice.

(b) Dispute Procedure. During the 30-day period commencing upon receipt by the Securityholders’ Agent of a Claim Notice from a Parent Indemnitee (the “Dispute Period”), the Securityholders’ Agent may deliver to the Parent Indemnitee a written response (the “Response Notice”) in which the Securityholders’ Agent: (i) agrees that the full Claimed Amount is owed to the Parent Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Parent Indemnitee; or (iii) states that no part of the Claimed Amount is owed to the Parent Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Securityholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Parent Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Parent Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders’ Agent asserts in the Response Notice that no part of the Claimed Amount is owed to the Parent Indemnitee) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Parent Indemnitee to the Claimed Amount). If a Response Notice is not received by the Parent Indemnitee from the Securityholders’ Agent prior to the expiration of the Dispute Period, then the Securityholders’ Agent shall be conclusively deemed to have agreed that an amount equal to the full Damages that have been suffered or incurred by a Parent Indemnitee in the Claim Notice is owed to the Parent Indemnitee (and not for those Damages in the Claim Notice that represented a preliminary, good faith estimate of the amount to which the Parent Indemnitee might be entitled).

(c) Payment of Claimed Amount. If the Securityholders’ Agent in its Response Notice agrees that the full Claimed Amount is owed to the Parent Indemnitee, or if no Response Notice is received by the Parent Indemnitee from the Securityholders’ Agent prior to the expiration of the Dispute Period, then, within seven Business Days following the earlier of the delivery of such Response Notice or the expiration of the Dispute Period: (i) Parent and the Securityholders’ Agent shall deliver a joint instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to the Parent Indemnitee from the Indemnification Escrow Fund an amount equal to (A) the Claimed Amount, multiplied by (B) the Non-Key Indemnitor Share; and (ii) if the Indemnification Escrow Fund (together with any amounts recovered by the Parent Indemnitee pursuant to the terms of the Holdback Agreements) is insufficient to cover the full Claimed Amount, then each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Parent Indemnitee.

(d) Payment of Agreed Amount. If the Securityholders’ Agent delivers a Response Notice to the Parent Indemnitee during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Parent Indemnitee (the “Agreed Amount”), then, within seven Business Days following the delivery of such Response Notice: (i) Parent and the Securityholders’ Agent shall deliver a joint instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to the Parent Indemnitee from the Indemnification Escrow Fund an amount equal to (A) the Agreed Amount, multiplied by (B) the Non-Key Indemnitor Share; and (ii) if the Indemnification Escrow Fund (together with any amounts recovered by the Parent Indemnitee pursuant to the terms of the Holdback Agreements) is insufficient to cover the full Agreed Amount, then each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Parent Indemnitee.

(e) Resolution Between the Parties. If the Securityholders’ Agent delivers a Response Notice to the Parent Indemnitee during the Dispute Period expressly stating that there is a Contested Amount, the Securityholders’ Agent and the Parent Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Securityholders’ Agent and the Parent Indemnitee resolve such dispute, such resolution shall be binding on the Securityholders’ Agent, the Indemnitors and such Parent Indemnitee, and a settlement agreement in customary form (which shall include a release in favor of the Indemnitors relating to the matters set forth in the applicable Claim Notice) stipulating the amount owed to such Parent Indemnitee (the “Stipulated Amount”) shall be signed by such Parent Indemnitee and the Securityholders’ Agent. Within seven Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, Parent and the Securityholders’ Agent shall deliver a joint instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to the Parent Indemnitee from the Indemnification Escrow Fund an amount equal to (i) the Stipulated Amount, multiplied by (ii) the Non-Key Indemnitor Share. If the Indemnification Escrow Fund (together with any amounts recovered by the Parent Indemnitee pursuant to the terms of the Holdback Agreements) is insufficient to cover the full Stipulated Amount, then each Indemnitor shall pay, within 10 Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Parent Indemnitee.

(f) Key Executive Holdback Escrow Consideration Amount. A Key Executive shall be entitled to satisfy such Key Executive’s indemnification obligations under this Section 10 to any Parent Indemnitee first from the Holdback Escrow Consideration Amount (to the extent then available) in accordance with, and subject to the terms and limitations of, this Agreement and the Holdback Agreement (including, for the avoidance of doubt, the allocation and order of recovery set forth in such Holdback Agreement).

(g) Dispute Resolution. If the Securityholders’ Agent and the Parent Indemnitee are unable to resolve the dispute relating to any Contested Amount during the 30-day period commencing upon the delivery of the Response Notice to the Parent Indemnitee, then such dispute (an “Arbitrable Dispute”) shall be settled by final, binding and confidential arbitration. Notwithstanding the immediately preceding sentence, nothing in this Section 10.5(g) shall prevent the Parent Indemnitee from seeking preliminary injunctive relief or other equitable relief from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.

(i) Except as otherwise provided in this Agreement, any Arbitrable Dispute shall be resolved by arbitration in San Francisco County, California, in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained in this Agreement shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. A judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding were instituted to resolve an Arbitrable Dispute. The existence of such arbitration and the terms of the Arbitrable Dispute shall be kept confidential by the Parent Indemnitees, the Securityholders’ Agent and the Indemnitors; provided, however, that such parties may (A) disclose information relating to the Arbitrable Dispute as required by applicable Legal Requirements (including under securities laws, and the rules and regulations promulgated thereunder, and any exchange or listing agreement), (B) discuss the arbitration with those of their respective advisors, attorneys, directors, officers, members and Affiliates who agree in writing to keep the existence of such arbitration and the terms of such Arbitrable Dispute confidential and (C) in the case of the Securityholders’ Agent, disclose information relating to the Arbitrable Dispute to the Indemnitors.

(ii) Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the Parent Indemnitee and the Securityholders’ Agent or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(iii) The arbitrator shall be mutually agreed upon by the Parent Indemnitee and the Securityholders’ Agent. In the event the Parent Indemnitee and the Securityholders’ Agent are unable to agree on the selection of an arbitrator within 20 days following submission of the dispute to JAMS by one of the parties, JAMS will have the authority to select an arbitrator from a list of arbitrators who satisfy the criteria set forth in clause “(iv)” below.

(iv) The arbitrator shall not have any past or current family, business or other relationship with the Parent Indemnitee, any Acquired Entity, the Securityholders’ Agent, any of the Indemnitors or any Affiliate, director or officer thereof, unless, following full disclosure of all such relationships, the Parent Indemnitee and the Securityholders’ Agent agree in writing to waive such requirement with respect to the arbitrator in connection with such dispute. In addition, unless otherwise agreed to between the Parent Indemnitee and the Securityholders’ Agent in writing, the arbitrator shall have at least 15 years’ experience in the negotiation of United States-style definitive merger and acquisition agreements involving privately held entities; provided, however, that if JAMS is not able to provide an arbitrator for such arbitration with the requisite experience set forth in this clause “(iv),” such arbitrator shall be a retired Article III Federal District Court judge.

(v) The parties agree that the arbitrator shall apply the substantive laws of the State of Delaware to any Arbitrable Dispute, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction.

(vi) The arbitrator shall be instructed to hold up to three days of eight-hour hearings regarding the disputed matter within 60 days of his or her designation and to render an award no later than 30 days after the conclusion of such hearings, in each case unless otherwise mutually agreed in writing by the Parent Indemnitee and the Securityholders’ Agent. The final decision of the arbitrator: (A) shall include the amount of the award to the Parent Indemnitee (the “Award Amount”), if any, which Award Amount shall not be in excess of the Claimed Amount; (B) shall be furnished to the Securityholders’ Agent and the Parent Indemnitee in writing; (C) shall set forth, in reasonable detail, the basis for the arbitrator’s findings and determinations, including the material facts, assumptions, methodologies and legal principles relied upon, and shall further explain the manner in which the Award Amount, if any, was calculated, including the components thereof and how such amounts were determined; and (D) absent fraud, shall constitute a final, non-appealable and conclusive determination of the issue(s) in question, and shall be binding upon the Securityholders’ Agent, the Indemnitors and the Parent Indemnitee and shall not be contested by any of them. No discovery other than an exchange of relevant documents may occur in any arbitration commenced under the provisions of this Section 10.5(g). The Parent Indemnitee and the Securityholders’ Agent agree to act in good faith to promptly exchange relevant non-privileged documents upon request from the other party. The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Section 10.5 or elsewhere in this Agreement.

(vii) The Parent Indemnitee and the Securityholders’ Agent (on behalf of the Indemnitors) will each pay 50% of the arbitration fees and initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that all costs of arbitration, other than those provided for above, will be paid by the losing party and the arbitrator will be authorized to determine the identity of the prevailing party and the losing party.

(viii) Upon resolution of the Arbitrable Dispute in accordance with this Section 10.5, within seven Business Days following the delivery of the final decision of the arbitrator (or such shorter period as may be set forth in such final decision): (A) Parent and the Securityholders’ Agent shall deliver a joint instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to the Parent Indemnitee from the Indemnification Escrow Fund an amount equal to (1) the Award Amount, multiplied by (2) the Non-Key Indemnitor Share; and (B) if the Indemnification Escrow Fund (together with any amounts recovered by the Parent Indemnitee pursuant to the terms of the Holdback Agreements) is insufficient to cover the full Award Amount, then each Indemnitor shall pay such Indemnitor’s Pro Rata Share of the amount of such shortfall to the Parent Indemnitee.

(h) Release of Indemnification Escrow Fund. Within five Business Days after the first anniversary of the Closing Date (the “Release Date”), Parent shall notify the Securityholders’ Agent in writing of the aggregate dollar amount that Parent determines in good faith to be reasonably necessary to satisfy all claims made by the Parent Indemnitees pursuant to Section 10.2(a) that have been asserted, but not fully and finally resolved prior to 11:59 p.m. (Pacific time) on the Release Date in accordance with this Section 10.5 (such unresolved claims being referred to as the “Unresolved Claims” and such aggregate dollar amount being referred to as the “Retained Indemnification Escrow Amount”). Within seven Business Days after the Release Date, Parent and the Securityholders’ Agent shall, subject to Section 10.5(j), deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to each Non-Key Indemnitor, from the Indemnification Escrow Fund, an amount equal to such Non-Key Indemnitor’s Indemnification Escrow Share of the amount, if any, by which (i) the aggregate amount remaining in the Indemnification Escrow Fund as of the Release Date, exceeds (ii) the Retained Indemnification Escrow Amount.

(i) Resolution of Unresolved Claims. Following the Release Date, if an Unresolved Claim is finally resolved, then Parent and the Securityholders’ Agent shall, subject to Section 10.5(j), within seven Business Days after the final resolution of such Unresolved Claim and, if applicable, delivery to the applicable Parent Indemnitee of the amount to be delivered to such Parent Indemnitee from the Indemnification Escrow Fund upon resolution of such Unresolved Claim in accordance with this Section 10.5, deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to pay (or cause to be paid) to each Non-Key Indemnitor, from the Indemnification Escrow Fund, an amount equal to such Non-Key Indemnitor’s Indemnification Escrow Share of the amount, if any, by which (i) the Indemnification Escrow Fund as of the time of such payment, exceeds (ii) the amount that Parent determines in good faith to be reasonably necessary to satisfy all remaining Unresolved Claims.

(j) Other Terms of Release of Escrow Fund. Notwithstanding anything to the contrary contained in this Agreement:

(i) if any amount is due to be paid to an Indemnitor from the Indemnification Escrow Fund prior to the Payment Compliance Date for such Indemnitor, the Escrow Agent shall retain such amount until the Payment Compliance Date for such Indemnitor, and Parent and the Securityholders’ Agent shall deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to pay (or cause to be paid), in accordance with this Section 10.5, such amount to such Indemnitor promptly following such Payment Compliance Date; and

(ii) each payment of any portion of the Indemnification Escrow Fund shall be effected in accordance with the payment delivery instructions set forth in such Indemnitor’s Letter of Transmittal or the Merger Consideration Spreadsheet (unless an Indemnitor provides updated payment delivery instructions to the Payment Agent).

10.6 Defense of Third Party Claims. In the event of the assertion or commencement by any Person (other than a Parent Indemnitee) of any claim or Legal Proceeding (whether against the Surviving Corporation, any Acquired Entity, Parent or any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Parent Indemnitee pursuant to Section  10, Parent shall (i) give the Securityholders’ Agent prompt notice of the commencement of any such Legal Proceeding against Parent, Merger Sub or the Company (provided, however, that any failure on the part of Parent to so notify the Securityholders’ Agent shall not limit any of the obligations of the Indemnitors under this Section  10 (except to the extent such failure materially prejudices the defense of such Legal Proceeding)) and (ii) Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a) each Indemnitor shall reasonably cooperate in good faith to make available to Parent any documents and materials in such Indemnitor’s possession or control that may be reasonably necessary to the defense of such claim or Legal Proceeding;

(b) Parent shall: (i) keep the Securityholders’ Agent reasonably informed of the status of such claim or Legal Proceeding and the defense thereof and shall consider reasonable recommendations made in good faith by the Securityholders’ Agent with respect to the defense of such claim or Legal Proceeding; and (ii) upon reasonable written request by the Securityholders’ Agent for specified pleadings, notices or written communications, deliver to the Securityholders’ Agent copies of all such materials reasonably requested, in each case, as soon as reasonably practicable following any such request, provided, however, that in no event shall Parent be required to disclose any pleadings, notices or written communications if such disclosure would jeopardize or reasonably be expected to jeopardize preservation of the protection of any attorney-client privilege, work product doctrine or other similar privilege or protection, provided that Parent cooperates in good faith to provide such information to the Securityholders’ Agent in a manner that would not adversely affect any such privilege or protection; and

(c) Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Securityholders’ Agent, then such settlement, adjustment or compromise shall not be conclusive evidence of the existence of or the amount of, or the Indemnitors’ liability for, Damages incurred by the Parent Indemnitee in connection with such claim or Legal Proceeding (it being understood and agreed that if Parent requests that the Securityholders’ Agent consent to a settlement, adjustment or compromise: (i) the Securityholders’ Agent shall not unreasonably withhold, condition or delay such consent; and (ii) if the Securityholders’ Agent has consented to any settlement, adjustment or compromise, the Indemnitors shall have no power or authority to object under any provision of this Section  10 to the amount of such settlement, and the Parent Indemnitees shall be entitled to recover the entire amount of such settlement and all other Damages relating to such claim or Legal Proceeding (to the extent such Damages are subject to indemnification or compensation or reimbursement under this Section  10) from the Indemnitors).

If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that (i) the Securityholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned or delayed) and (ii) Parent may participate in (but not direct the defense of) any such claim or Legal Proceeding at Parent’s sole expense.

10.7 Tax Treatment of Indemnity Payments. To the extent permitted by applicable Legal Requirements, indemnification payments made pursuant to this Section  10 shall be treated by all parties as adjustments to the aggregate consideration paid in the Merger.

10.8 Exclusive Remedy. Except for (a) any remedies in connection with any claim relating to intentional fraud committed by any Person against such Person (other than intentional fraud by or on behalf of the Company), (b) any equitable remedies or other remedies described in Section 11.10, (c) any remedies in connection with the Adjustment Amounts contemplated by Section 1.7, (d) the rights and remedies of Parent under Section 6.5 and (e) remedies under any Transaction Document (other than this Agreement) against the parties thereto pursuant to their terms with respect to claims arising thereunder, the sole and exclusive remedy of the Parent Indemnitees following the Closing for monetary relief with respect to this Agreement and any of the transactions contemplated by this Agreement shall be pursuant to the provisions set forth in this Section 10.

11. Miscellaneous Provisions

11.1 Securityholders’ Agent.

(a) Appointment. By virtue of the adoption of this Agreement and the approval of the transactions contemplated by this Agreement, and by receiving the benefits thereof, including any consideration payable hereunder, each the Indemnitors irrevocably nominate, constitute and appoint Shareholder Representative Services LLC as of the Closing as the representative, agent and true and lawful attorney-in-fact of the Indemnitors (the “Securityholders’ Agent”), with full power of substitution, to act in the name, place and stead of such Persons, for all purposes in connection with this Agreement and the other Transaction Documents, including executing any documents and taking any actions that the Securityholders’ Agent may, in the Securityholders’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument, including with respect to, any claim for indemnification, compensation or reimbursement under Section 10 and in connection with the matters described in Section 1.7. Securityholders’ Agent hereby accepts its appointment as Securityholders’ Agent.

(b) Authority. Without limiting the foregoing, the Indemnitors grant to the Securityholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Persons (in the name of any or all of such Persons or otherwise) any and all documents that the Securityholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 11.1(a). After the Closing, notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document: (i) except with respect to collection of amounts owed directly by the Indemnitors, each Parent Indemnitee shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 10 and in connection with the matters described in Section 1.7; and (ii) each Parent Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Indemnitor by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any such Person by the Securityholders’ Agent, as fully binding upon such Person.

(c) Power of Attorney. The Indemnitors recognize and intend that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable and (ii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Indemnitors.

(d) Replacement. The Securityholders’ Agent may resign at any time, upon 30 days’ prior notice to the Indemnitors and Parent. If the Securityholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Major Stockholders shall, within 10 days after such death, disability or inability, appoint a successor to the Securityholders’ Agent (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Indemnitors.

(e) Exculpation; Indemnification. The Indemnitors agree (but not Parent, the Company or Merger Sub) that the Securityholders’ Agent will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence, fraud or willful misconduct. The Indemnitors agree (but not Parent, the Company or Merger Sub) that the Securityholders’ Agent shall not be liable for any action or omission pursuant to the advice of outside counsel. The Indemnitors shall indemnify, defend and hold harmless the Securityholders’ Agent against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any other Transaction Documents, in each case as such Representative Loss is suffered or incurred; provided, however, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence, fraud or willful misconduct of the Securityholders’ Agent, the Securityholders’ Agent will reimburse the Indemnitors the amount of such indemnified Representative Loss to the extent attributable to such gross negligence, fraud or willful misconduct. The Indemnitors agree (but not Parent, the Company or Merger Sub) that the Representative Losses may be recovered by the Securityholders’ Agent from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Indemnitors under this Agreement at such time as such amounts would otherwise be distributable to the Indemnitors (it being understood and agreed, however, that while the Securityholders’ Agent may be paid from the aforementioned sources of funds, this does not relieve the Indemnitors from their obligation to promptly pay such Representative Losses as they are suffered or incurred). The Indemnitors agree (but not Parent, the Company or Merger Sub) that the Securityholders’ Agent may, upon receipt of a claim notice or similar notice that is reasonably likely to give rise to a Representative Loss (as determined in good faith by the Securityholders’ Agent), withhold from any distribution of the Expense Fund an amount as may be reasonably expected to cover such Representative Loss until such matter is resolved. The Indemnitors agree (but not Parent, the Company or Merger Sub) that in no event will the Securityholders’ Agent be required to advance its own funds on behalf of the Indemnitors or otherwise. Notwithstanding anything in this Agreement to the contrary, the Indemnitors agree (but not Parent, the Company or Merger Sub) that any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnitors set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Agent by the Indemnitors hereunder. The foregoing indemnities described in this Section 11.1(e) will survive the Closing, the resignation or removal of the Securityholders’ Agent or the termination of this Agreement.

(f) Expense Fund. Either (i) on the Closing Date (in the event Securityholders’ Agent has delivered or caused to be delivered to Parent or the Payment Agent an IRS Form W-8 or W-9 at least two Business Days prior to the Closing Date) or (ii) within two Business Days after the later of (A) the date of delivery by the Securityholders’ Agent of an IRS Form W-8 or W-9, as applicable, to Parent or the Payment Agent and (B) the Closing Date (in the event Securityholders’ Agent has not delivered or caused to be delivered to Parent or the Payment Agent an IRS Form W-8 or W-9, as applicable, at least two Business Days prior to the Closing Date), Parent will wire or cause to be wired to the Securityholders’ Agent, on behalf of the Indemnitors, a dollar amount in cash equal to $250,000 (the “Expense Fund”), which will be used for any expenses incurred by the Securityholders’ Agent in connection with the performance of its duties under this Agreement. The Indemnitors will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Securityholders’ Agent will hold the funds in the Expense Fund separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Securityholders’ Agent’s responsibilities, the Securityholders’ Agent will distribute any remaining balance of the Expense Fund to the Payment Agent or the Surviving Corporation, as applicable, for further distribution to the Indemnitors in proportion to their respective Pro Rata Shares. For Tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Indemnitors at the time of Closing.

11.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement, in each case, at the sole expense of the requesting party.

11.3 No Waiver Relating to Claims for Fraud. The liability of any Person under Section 10 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s commitment of intentional fraud. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 10, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s commitment of intentional fraud, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any claim for intentional fraud against such other Person for intentional fraud committed by such other Person; (b) the time period during which a claim for intentional fraud may be brought against such other Person for intentional fraud committed by such other Person; or (c) the recourse which any such party may seek against such other Person with respect to a claim for intentional fraud committed by such other Person.

11.4 Fees and Expenses. Subject to Sections 1.7(c) and 10, and except as otherwise expressly allocated and set forth in this Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement; and (c) the consummation of the Merger.

11.5 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first class mail, the third Business Day after being sent; (c) if sent by overnight delivery via a national courier service, two Business Days after being delivered to such courier; and (d) if sent by email, when sent, provided that the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

If to Parent or Merger Sub:

Autodesk, Inc.

One Market, Ste. 400

San Francisco, CA 94105

Attention: General Counsel

Email: [***]

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

855 Main Street, Suite 200

Redwood City, CA 94063

Attention:	Keith Flaum
Jalpit Amin
Email:	keith.flaum@hoganlovells.com
jalpit.amin@hoganlovells.com

If to the Company:

MaintainX Inc.

535 Mission Street, Suite 1821

San Francisco, CA 94105

Attention: General Counsel

Email: [***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

601 Marshall Street

Redwood City, CA 94063

Attention:	Lawrence M. Chu
Matthew Baudler
Email:	LawChu@goodwinlaw.com;
MBaudler@goodwinlaw.com

If to the Securityholders’ Agent:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

601 Marshall Street

Redwood City, CA 94063

Attention:	Lawrence M. Chu
Matthew Baudler
Email:	LawChu@goodwinlaw.com
MBaudler@goodwinlaw.com

11.6 Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.7 Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in. PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Agreement.

11.8 Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement and any action, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement) or the legal relationship of the parties to this Agreement shall be construed in accordance with and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws or any borrowing statute).

(b) Venue. Except as otherwise provided in Sections 1.7 and 10.5, any action, suit or other legal proceeding relating to this Agreement (including the enforcement of any provision of this Agreement) or the legal relationship of the parties to this Agreement (including an action, suit or other legal proceeding based upon fraud) shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware (and each appellate court located in the State of Delaware) in connection with any such action, suit or other legal proceeding; (ii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or other legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or other legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

11.9 Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and permitted assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders’ Agent and its successors and permitted assigns, if any; and (e) the Indemnitors. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Parent Indemnitees; (v) the Securityholders’ Agent; (vi) the Indemnitors; (vii) the Company Indemnified Parties, (viii) the Company Group Members; and (ix) the respective successors and permitted assigns (if any) of the foregoing Persons listed in clauses “(i)” through “(ix)”. Each of Parent and Merger Sub may assign any or all of its rights or obligations under this Agreement to one or more wholly owned Subsidiaries of Parent, so long as (A) Parent provides written notice to the Company (prior to the Closing) or the Securityholders’ Agent (at or following the Closing) of such assignment, and (B) Parent remains ultimately liable for all of its obligations hereunder. Neither the Company nor the Securityholders’ Agent shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without Parent’s prior written consent. Any attempted assignment or delegation by the Company or the Securityholders’ Agent in violation of this Section 11.9 shall be null and void.

11.10 Remedies Cumulative; Specific Performance. Except as expressly set forth in Section 10.8, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach of any covenant, obligation or other provision set forth in this Agreement: (a) each of the parties hereto shall be entitled, without proof of actual damages, and without being required to prove that money damages are an inadequate remedy (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision and (ii) an injunction restraining such breach or threatened breach; and (b) such party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action, suit or other legal proceeding.

11.11 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.12 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives, to the extent permitted by applicable law, any and all right to trial by jury in any action, suit or other legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

11.13 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered (a) prior to the Closing Date, on behalf of the Company, Parent, Merger Sub and the Securityholders’ Agent, and (b) after the Closing Date, on behalf of Parent and the Securityholders’ Agent (acting exclusively for and on behalf of all of the Indemnitors).

11.14 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by applicable Legal Requirements.

11.15 Parties in Interest. Except for the provisions of Section 10, which may be enforced by the Parent Indemnitees as set forth in Section 10, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Merger Sub, the Company, the Securityholders’ Agent, the Indemnitors, the Company Indemnified Parties, the Company Group Members and their respective successors and assigns (if any).

11.16 Entire Agreement. This Agreement and the other agreements referred to herein (including, for the avoidance of doubt, the Disclosure Schedule) set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Effective Time; and (b) the date on which the Confidentiality Agreement is terminated or expires in accordance with its terms.

11.17 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Disclosure Schedule; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation or warranty of the Company in this Agreement.

11.18 Legal Representation. The parties hereto acknowledge and agree that Goodwin Procter LLP (“Goodwin”) has represented the Company in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that the Indemnitors, the Securityholders’ Agent and their respective Affiliates, direct and indirect securityholders, and respective partners, officers, directors, employees and other representatives (all of the foregoing, collectively, the “Company Group Members”) have a reasonable expectation that Goodwin will represent them in connection with any claim involving any Company Group Member, on the one hand, and any Parent Indemnitee, on the other hand, arising under this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby. Parent, on behalf of itself and the other Parent Indemnitees (other than any Company Group Members), agrees to waive and not to assert any conflict of interest arising from or in connection with Goodwin’s representation after the Closing of any Company Group Member in any claim relating to a Parent Indemnitee or the transactions contemplated hereby and by the other Transaction Documents due to Goodwin’s representation of the Company in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents. The parties hereto acknowledge and agree: (a) that any attorney-client privilege or other expectation of client confidence (“Attorney-Client Privilege”) arising from communications at or prior to the Closing between the Company (including any one or more officers, directors, employees or securityholders or other representatives of the Company), on the one hand, and Goodwin, on the other hand, solely to the extent related to the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (such communications, “Privileged Deal Communications”), shall be deemed property of, and controlled solely by, the Company; and (b) agree that none of Indemnitors or the Securityholders’ Agent or their Affiliates, or their or their Affiliates’ respective or any other officers, directors, employees, securityholders or other representatives shall have any right to waive any such Attorney-Client Privilege with respect to the Privileged Deal Communications. Parent, on behalf of itself and the other Parent Indemnitees, hereby agrees that: (i) none of the Parent Indemnitees shall use or seek to admit into evidence any of the Privileged Deal Communications in connection with any indemnification claims pursuant to Section 10 of the Agreement or any other disputes with respect to this Agreement or any of the transactions contemplated by this Agreement, in each case, between any Indemnitor or the Securityholders’ Agent, on the one hand, and any Parent Indemnitee, on the other hand, without the prior written consent of the Securityholders’ Agent; and (ii) the Indemnitors (including the Securityholders’ Agent on the Indemnitors’ behalf) may use any such Privileged Deal Communications to defend against a claim by Parent or any of its Affiliates with respect to this Agreement or any of the transactions contemplated by this Agreement; provided, however, that the restriction contained in clause “(i)” of this sentence shall not apply to any such Privileged Deal Communications to the extent such Privileged Deal Communications are used to reflect or demonstrate any knowledge or intent of any Indemnitor, any holder or former holder of securities of any Acquired Entity, any Acquired Entity or any Representative of any Acquired Entity in (A) a claim based on intentional fraud or (B) a claim based on any actual or alleged breach of or inaccuracy in any representation or warranty contained in this Agreement that is qualified by the Knowledge of the Company.

11.19 Independent Investigation.

(a) Subject to Section 11.19(c), except for the representations and warranties of the Company expressly set forth in Section 2 (as modified by the Disclosure Schedule) and in the Company Closing Certificate, (i) neither the Company nor any other Person makes, or has made, any representation or warranty, express, implied or statutory, relating to the Company or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and (ii) no Person has been authorized by the Company to make any representation or warranty, express, implied or statutory, relating to the Company or its business or operations or otherwise in connection with this Agreement or the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent, Merger Sub, any other Parent Indemnitee, or any of their respective Affiliates or Representatives (collectively, the “Parent Parties”) as having been authorized by the Company or any other Person. Subject to Section 11.19(c), any estimate, projection, prediction, data, financial information, results of operation, plans, budgets, prospects, forward-looking statements, memorandum, presentation or any other materials or information (including the assumptions underlying any such information, and regardless of the format through which provided, including by electronic mail, in writing, orally or by being made available in the Virtual Data Room) (collectively, the “Company Information”) provided or addressed to any of the Parent Parties in connection with the transactions contemplated hereby or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties, except and only if and to the extent expressly set forth in Section 2 (as modified by the Disclosure Schedule) and in the Company Closing Certificate, and none of the Parent Parties shall have any claim against any Person with respect thereto.

(b) Subject to Section 11.19(c), Parent acknowledges, on behalf of the Parent Parties, that the Parent Parties have conducted and completed their own investigation, analysis and evaluation of the Company, that they have made all such reviews and inspections of the financial condition, business, results of operations, properties, assets and prospects of the Company they have deemed necessary or appropriate, and that in making their decision to enter into this Agreement and to consummate the transactions contemplated hereby they have relied solely on their own investigation, analysis and evaluation of the Company and the representations and warranties of the Company set forth in Section 2 (as modified by the Disclosure Schedule) and in the Company Closing Certificate. Subject to Section 11.19(c), Parent acknowledges and agrees, on behalf of the Parent Parties, that, except for the representations and warranties of the Company expressly set forth in Section 2 (as modified by the Disclosure Schedule) and in the Company Closing Certificate, (i) neither the Company nor any other Person acting on behalf of the Company (including the Company’s Representatives) makes, or has made, and the Company has not authorized any other Person to make on its behalf, any representation or warranty, express, implied or statutory, relating to the Company or its business or operations or otherwise with respect to the Company in connection with this Agreement or the transactions contemplated hereby, and (ii) none of the applicable Parent Parties are entering into or consummating this Agreement or the transactions contemplated hereby in reliance on any other such representation or warranty, express, implied or statutory, written or oral, by or on behalf of the Company or in reliance on any Company Information provided or addressed to any member of the Parent Parties in any electronic data room, including the Virtual Data Room, in any presentations by the Company’s management or in any other form or setting or the accuracy or completeness thereof. Subject to Section 11.19(c), any Company Information provided or addressed to any member of the Parent Parties are not and shall not be deemed to be or include representations or warranties, except and only if and to the extent expressly set forth in Section 2 (as modified by the Disclosure Schedule) or in the Company Closing Certificate, and Parent (on its behalf and on behalf of the Parent Indemnitees and other Parent Parties) acknowledges and agrees that: (A) such parties shall have no claim against any Person with respect to any Company Information, including any claims pursuant to Section 10 or Section 11.3 (except and only if and to the extent expressly set forth in Section 2 (as modified by the Disclosure Schedule) or in the Company Closing Certificate) and (B) none of the Company or any of its Affiliates shall have, or be subject to, any liability pursuant to any applicable Legal Requirement, legal principle or theory, or otherwise or resulting from the distribution to the Parent Parties, or the Parent Parties use of, any Company Information, including in expectation or negotiation of this Agreement or the transactions contemplated hereby, including any liability pursuant to Section 10 or Section 11.3 (except and only if and to the extent expressly set forth in Section 2 (as modified by the Disclosure Schedule) or in the Company Closing Certificate).

(c) Notwithstanding anything in this Agreement, including this Section 11.19, to the contrary: (i) each Parent Party is expressly relying and has relied upon (A) each of the representations and warranties of the Company expressly set forth in Section 2 (as modified by the Disclosure Schedule) and in the Company Closing Certificate and (B) the absence of any intentional fraud committed by any Indemnitor or any other Person, (1) in entering into this Agreement and each other Transaction Document, and (2) otherwise in connection with any of the transactions contemplated by this Agreement and the other Transaction Documents; (ii) nothing in this Section 11.19 limits, or is intended to limit, any liability of any Indemnitor or other Person in the event of any intentional fraud committed by such Indemnitor or other Person (regardless of whether such intentional fraud relates to an express representation or warranty set forth in this Agreement or any Transaction Document or statements made outside of this Agreement or any Transaction Document); and (iii) each Parent Party shall have the right to exercise all rights and remedies permitted by this Agreement relating to any intentional fraud (including, for the avoidance of doubt, any extra-contractual intentional fraud) against an Indemnitor or other Person that committed such intentional fraud (regardless of whether or not such Indemnitor or other Person was acting on behalf of any Acquired Entity or any other Person).

11.20 Construction.

(a) Gender; Etc. For purposes of this Agreement, whenever the context requires: the (i) singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders.

(b) Ambiguities; Prior Drafts. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. Prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties to this Agreement, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of any such prior drafts.

(c) Independent Significance. The parties intend that each representation and warranty contained in this Agreement or any certificate (including the Company Closing Certificate) delivered pursuant hereto shall have independent significance, and that any such representation or warranty shall not be deemed or otherwise construed to be limited or narrowed by the existence of another representation or warranty (including the existence of a qualified, limited or more specific representation or warranty regarding the same matter).

(d) Including. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) References. Except as otherwise indicated, all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively. Any Contract, instrument or statute defined or referred to in this Agreement or in Exhibit A means such Contract, instrument or statute, in each case as from time to time amended, modified or supplemented, including (in the case of statutes) by succession or comparable successor statutes. Any Contract or instrument defined or referred to in this Agreement or in Exhibit A shall include all exhibits, schedules and other documents or Contracts attached thereto. Any statute defined or referred to in this Agreement or in Exhibit A shall include all rules and regulations promulgated thereunder.

(f) Hereof. The terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) Other. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. The term “or” is not exclusive, and shall be interpreted as “and/or” unless the context clearly requires otherwise. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “domestic” shall refer to the United States and the word “foreign” shall refer to any jurisdiction other than the United States. The use of the terms “Affiliates” and “Subsidiaries” will be deemed to be followed by the words “as such entities exist as of the relevant date of determination” (it being understood and agreed that with respect to (i) representations and warranties, the relevant date of determination shall be deemed to be date such representation or warranty is made or its accuracy is being determined (if being determined as of a date other than the date such representation or warranty is made) and (ii) with respect to covenants and other agreements contained in this Agreement, the relevant date of determination shall be the date that such covenant or agreement is required to be performed or otherwise complied with). The phrase “to the extent”, when used herein, shall refer to the extent to which a particular subject or thing extends and shall not mean simply “if.”

(h) Dollars; Exchange Rate. Any references in this Agreement to “dollars” or “$” shall be to United States dollars. For purposes of (i) determining or calculating any amount required to be determined or calculated for purposes of determining whether there is an inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement, to the extent in a currency other than dollars, such amount shall be expressed in dollars using the average closing rate for exchanges between the applicable currency and dollars quoted by the Wall Street Journal (United States Edition) (the “Applicable Exchange Rate”) for the day that is two Business Days prior to the date of the inaccuracy or breach and (ii) determining the amount of Damages suffered or incurred by a Parent Indemnitee in connection with any claim under Section 10, any amount in respect of such claim, to the extent in a currency other than dollars, shall be converted from the applicable currency to dollars using the Applicable Exchange Rate for the day that is two Business Days prior to the date on which the related claim is fully and finally resolved in accordance with Section 10.

(i) Materiality Qualifications. The terms “material,” “in all material respects” and words or phrases of similar import shall be deemed to be materiality qualifications for purposes of this Agreement.

(j) Measurement Time. Any action required by the terms hereof to be taken on a specific day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period specified herein is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to any period of days will be deemed to be the relevant number of calendar days, unless otherwise specified.

(k) Capacities. References herein to a Person in a particular capacity or capacities will exclude such Person in any other capacity.

(l) Property. For purposes of this Agreement, the term (i) “real property” shall be construed to include immovable property, (ii) “personal property” shall be construed to include movable property, (iii) term “tangible property” shall be construed to include corporeal property and (iv) “intangible property” shall be construed to include incorporeal property.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

Autodesk, Inc.
a Delaware corporation

By:	/s/ Andrew Anagnost
Name:	Andrew Anagnost
Title:	President and Chief Executive Officer

Matterhorn Acquisition Corp.,
a Delaware corporation

By:	/s/ Stashu Stemkowski
Name:	Stashu Stemkowski
Title:	Director, President

MaintainX Inc.,
a Delaware corporation

By:	/s/ Stefan Cristian Turlica
Name:	Stefan Cristian Turlica
Title:	Chief Executive Officer

Securityholders’ Agent:

Shareholder Representative Services LLC,
a Colorado limited liability company

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

exhibit a

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

“280G Payment” has the meaning set forth in Section 5.2(c).

“280G Vote” has the meaning set forth in Section 5.2(c).

“401(k) Plan” has the meaning set forth in Section 4.5.

“2025 Audit” has the meaning set forth in Section 4.13(b).

“Accelerated Options” has the meaning set forth in Section 4.6(c).

“Accounting Firm” has the meaning set forth in Section 4.13(a).

“Accounting Firm Costs” mean the reasonable and documented out-of-pocket fees, costs, and expenses incurred by the Company or its Affiliates (including following the Effective Time, Parent and its Affiliates), with respect to the engagement of, and the services provided by, the Accounting Firm, incurred prior to the Closing (it being acknowledged and agreed that all Accounting Firm Costs shall be borne solely by Parent).

“Accounting Principles” means GAAP applied in a manner consistent with the accounting methods, standards, policies, practices and estimation methodologies used to prepare the Company Financial Statements; provided, however, that in the event of any conflict between GAAP and such other methods, standards, policies, practices and methodologies, GAAP will govern.

“Accounting Referee” has the meaning set forth in Section 1.7(b).

“Acquired Entity” means: (a) the Company; (b) each Subsidiary of the Company (including the Canadian Subsidiary); and (c) for purposes of Section 2, each corporation or other Entity that has been merged into, that has been consolidated with or that otherwise is a predecessor to any of the Entities identified in clauses “(a)” or “(b)” above. For clarity, neither Makini, Inc., a Delaware corporation, nor Eqcentric PT Ltd., a Singapore corporation, will constitute an Acquired Entity hereunder.

“Acquired Entity AI Technology” means any Acquired Entity IP that consists of or incorporates AI Technology.

“Acquired Entity Contract” means any Contract: (a) to which any Acquired Entity is a party; (b) by which any Acquired Entity or any of its assets is bound or under which any Acquired Entity has any obligation; or (c) under which any Acquired Entity has any right.

“Acquired Entity Data” means all Intellectual Property and Intellectual Property Rights in which any Acquired Entity has (or purports to have) an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) or an exclusive license or similar exclusive right in any field or territory, including any right, title and interest in the data contained in the Acquired Entity IT Systems or any databases of each Acquired Entity (including Personal Data and User Data).

“Acquired Entity Employee Plan” means any plan, program, policy, practice, Contract or arrangement, whether written or unwritten, funded or unfunded, insured or self-insured, registered or unregistered, providing benefits or compensation (including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), any pension, retirement, supplemental pension or savings plan, and any bonus, incentive, commission, deferred compensation, vacation, supplemental unemployment, retention, stock purchase, stock option or other equity-related award, severance, termination, employment, consulting, change of control, notice, termination, severance, retention, health, welfare, medical, dental, disability, life insurance, health or wellness spending account or fringe benefit plan, program, policy, practice or Contract), in any case: (a) that is sponsored, maintained, funded or contributed to by any Acquired Entity; (b) to which any Acquired Entity is a party; (c) with respect to which any Acquired Entity has any liability (including contingent liability); or (d) in or to which any Acquired Entity Service Provider participates or is a party, excluding any PEO Plan or any statutory benefit plans maintained by a Governmental Body to which an Acquired Entity is required to contribute.

“Acquired Entity IP” means all Intellectual Property and Intellectual Property Rights in which: (a) any Acquired Entity has (or purports to have) an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) or an exclusive license or similar exclusive right in any field or territory; and (b) incorporated or embodied in or pertaining to any of the Acquired Entity Products.

“Acquired Entity IP Contract” means any Contract to which any Acquired Entity is a party or by which any Acquired Entity is bound, that contains any assignment or license of, or any covenant not to assert or enforce, or any other right to use or exploit, any Intellectual Property Right or that otherwise relates to any Acquired Entity IP, including each Contract with an Acquired Entity Service Provider (it being understood that licenses to Open Source Code to which any Acquired Entity is a party or by which any Acquired Entity is bound shall constitute Acquired Entity IP Contracts).

“Acquired Entity IT Systems” means any information technology or computer system (including any Acquired Entity Software, information technology or telecommunication hardware, network or other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information or support, disaster recovery or online services (whether or not in electronic format), used in or useful or necessary to the conduct of the business of any Acquired Entity.

“Acquired Entity Privacy Policy” means each external or internal, past or present privacy policy of each Acquired Entity, including any policy relating to: (a) the privacy of users of any Acquired Entity Website; (b) the collection, storage, disclosure and transfer of any User Data or Personal Data; (c) any employee information; and (d) the technical, administrative and physical security of any User Data or Personal Data.

“Acquired Entity Product” means any Computer Software (including mobile phone and tablet applications) and all versions thereof, and all other products or services, in each case that have been or are currently being developed, marketed, distributed, licensed, sold, offered, made available (as part of a service bureau, time-sharing, application service or similar arrangement or otherwise) or provided by or on behalf of each Acquired Entity.

“Acquired Entity Returns” has the meaning set forth in Section 2.14(a).

“Acquired Entity Service Provider” means any current or former employee, independent contractor, non-employee service provider, consultant, advisor, secondee, founder or officer, or other individual service provider of any Acquired Entity.

“Acquired Entity Software” means any Computer Software that embodies any Acquired Entity IP or Acquired Entity Product.

“Acquired Entity Website” means any public or private website owned, maintained or operated at any time by or on behalf of any Acquired Entity.

“Acquisition Transaction” means any transaction or series of related transactions involving: (a) the sale, license or disposition of all or a material portion of the business or assets of any Acquired Entity (including the grant of any license to any Acquired Entity IP other than non-exclusive licenses in the ordinary course of business); (b) the grant, issuance, disposition or acquisition of (i) any capital stock, unit, membership interest or other equity security of, or equity interest in, any Acquired Entity, (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock, unit or other equity security of, or equity interest in, any Acquired Entity or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock, unit or other equity security of any Acquired Entity (in each case, other than (A) Company Common Stock issued upon the exercise of Company Options, (B) Company Options or promised equity issued not in breach of the terms of this Agreement, or (C) Company Common Stock issued upon conversion of any shares of Company Preferred Stock outstanding as of the date hereof); or (c) any merger, amalgamation, plan or scheme of arrangement, consolidation, business combination, reorganization or similar transaction involving any Acquired Entity; provided, however, that the transactions between Parent, Merger Sub and the Company contemplated by this Agreement will not be deemed an Acquisition Transaction.

“Adjusted Transaction Value” means an amount equal to: (a) $3,575,000,000; plus (b) the Aggregate Exercise Price; plus (c) the Closing Cash Amount; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Unpaid Income Tax Amount; plus (g) the Working Capital Surplus Amount; minus (h) the Working Capital Shortfall Amount; in each case of clauses “(a)” through “(h),” as set forth in the Merger Consideration Spreadsheet.

“Adjustment Amount” has the meaning set forth in Section 1.7(a).

“Adjustment Escrow Account” means the escrow account established by the Escrow Agent in accordance with the terms of the Escrow Agreement for purposes of holding and maintaining the Adjustment Escrow Fund.

“Adjustment Escrow Amount” means $7,500,000.

“Adjustment Escrow Contribution Amount” means, with respect to (as applicable) (a) a share of Outstanding Capital Stock that is not a Disregarded Share or (b) a share of Company Capital Stock subject to an Outstanding Vested Option, in each case, an amount determined by multiplying the Adjustment Escrow Amount by the Adjustment Escrow Fraction applicable to the relevant security described in clause “(a)” or “(b)” of this definition.

“Adjustment Escrow Fraction” means, with respect to (as applicable) (a) a share of Outstanding Capital Stock that is not a Disregarded Share or (b) a share of Company Capital Stock subject to an Outstanding Vested Option, in each case, the fraction having a numerator equal to the aggregate amount of Merger Consideration that such share is entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, Indemnification Escrow Fund or Expense Fund) and having a denominator equal to the aggregate amount of Merger Consideration that all such shares of Outstanding Capital Stock that are not Disregarded Shares and Outstanding Vested Options are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement any contribution to the Adjustment Escrow Fund, Indemnification Escrow Fund or Expense Fund).

“Adjustment Escrow Fund” means, at any given time, the aggregate funds and other assets held in the Adjustment Escrow Account as of such time.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person or any Family Affiliate of such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Affiliated Group” means an “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included any Acquired Entity or any direct or indirect predecessor of any Acquired Entity, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary or similar basis that, at any time on or before the Closing Date, includes or has included any Acquired Entity or any direct or indirect predecessor of any Acquired Entity.

“Aggregate Exercise Price” means the aggregate dollar amount payable to the Company as purchase price for the exercise of all Outstanding Vested Options.

“Agreed Amount” has the meaning set forth in Section 10.5(d).

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement (and, for the avoidance of doubt, includes the Disclosure Schedule and the other Schedules and Exhibits to this Agreement).

“Agreement Date” has the meaning set forth in Section 2.1(a).

“AI Technology” means any Intellectual Property related to deep learning, machine learning, automated decision-making or artificial intelligence, including any and all software or systems that make use of or employ neural networks, statistical learning algorithms (including linear and logistic regressions, support vector machines, random forests and k-means clustering), transformers, large language models, trained models or reinforcement learning.

“Alternative Arrangements” has the meaning set forth in Section 10.3(h).

“Arbitrable Dispute” has the meaning set forth in Section 10.5(f).

“Attorney-Client Privilege” has the meaning set forth in Section 11.18.

“Award Amount” has the meaning set forth in Section 10.5(f).

“Basket Amount” has the meaning set forth in Section  10.3(a).

“BIS” has the meaning set forth in Section 2.23.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in San Francisco, California are authorized or required to be closed.

“Canadian Subsidiary” means MaintainX Canada Inc, a Canadian federal corporation organized under the Canadian Business Corporation Act.

“CAS” has the meaning set forth in Section 2.24(b).

“CASL” means an act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (S.C. 2010, c. 23).

“Certificate of Merger” has the meaning set forth in Section 1.3(a).

“CEWS” means the Canada Emergency Wage Subsidy, enacted in section 125.7 of the Tax Act, and any other Covid-19 related loan program or direct or indirect wage, rent or other subsidy offered by a Governmental Body.

“CEWS Returns” means all Tax Returns filed or required to be filed by any Acquired Entity, or required to be kept on file by any Acquired Entity, in respect of CEWS.

“Charter Documents” means the certificate of incorporation, articles of incorporation, articles of amendment, bylaws, memorandum of association, certificate of association, limited partnership agreement, operating agreement or equivalent governing document of an Entity or any other legal document(s) by which any Entity establishes its legal existence or which govern its internal affairs.

“Claim Notice” has the meaning set forth in Section 10.5(a).

“Claimed Amount” has the meaning set forth in Section 10.5(a).

“Closing” has the meaning set forth in Section 1.3(a).

“Closing Balance Sheet” has the meaning set forth in Section 4.18(b).

“Closing Cash Amount” means the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of the cash and cash equivalents (but only to the extent such cash and cash equivalents are convertible into unrestricted cash within 30 days) of the Acquired Entities as of immediately prior to the Effective Time, including any security deposits with respect to real property leases or Prepaid Rent (which, for the avoidance of doubt, shall be considered cash and cash equivalents notwithstanding that such security deposits or Prepaid Rent may not be convertible into unrestricted cash within 30 days), and calculated in accordance with GAAP based on bank balances of the Acquired Entities (which, for clarity, shall be increased for the aggregate amount of all inbound checks, drafts, wires and transfers, and shall be decreased for the aggregate amount of all outstanding checks, drafts, wires and transfers), provided that cash and cash equivalents held by the Acquired Entities (including in the bank balances of the Acquired Entities) outside of the United States and Canada shall be calculated net of any Taxes that would be incurred as a result of the repatriation to the United States of such cash and cash equivalents. For the avoidance of doubt, and subject to the immediately preceding sentence, the Closing Cash Amount shall not include any amounts considered restricted cash, such as letters of credit or other such instruments or cash that are not immediately liquid or not freely usable because they are subject to restrictions, limitations or Taxes on use or distribution by applicable Legal Requirements, Contract or otherwise, including restrictions on dividends and repatriations. Parent and the Company further agree that, (i) to the extent the Company has paid any Accounting Firm Costs that have not been reimbursed by Parent pursuant to Section 4.13(a) (whether or not the Company has requested reimbursement thereof), the Closing Cash Amount shall be increased by the amount of any such unreimbursed Accounting Firm Costs, and (ii) the Closing Cash Amount shall be increased by the amount of any Tenant Improvement Costs actually paid by the Acquired Entities prior to the Closing.

“Closing Date” has the meaning set forth in Section 1.3(a).

“Closing Indebtedness Amount” means, without duplication, the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of Indebtedness of the Acquired Entities as of immediately prior to the Effective Time (including the aggregate amount payable pursuant to the Payoff Letters); provided, however, the Closing Indebtedness Amount shall not include any amount included in the calculation of the Company Transaction Expense Amount to the extent included therein.

“Closing Payoff Indebtedness” has the meaning set forth in Section 4.12(a).

“Closing Statement” has the meaning assigned to such term in Section 1.7(a).

“Closing Working Capital Amount” means an amount equal to: (a) the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of the consolidated current assets of the Acquired Entities (other than any asset that constitutes (i) cash or cash equivalents, (ii) an income Tax asset, (iii) net deferred commission asset, (iv) the 2025 Canadian Scientific Research and Experimental Development (SRED) Credit receivable and 2025 Tax Credit for the Development of E-Business (CDAE) receivable or (v) the current portion of any right-of-use assets arising from operating leases recognizable pursuant to Accounting Standards Codification Topic 842, Leases (“ASC 842”) as issued by the Financial Accounting Standards Board) as of immediately prior to the Effective Time; minus (b) the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of the consolidated current liabilities, including short-term deferred revenue, of the Acquired Entities (other than any liability that constitutes (i) Indebtedness of the Acquired Entities, (ii) a Company Transaction Expense, (iii) long-term deferred revenue, (iv) an income Tax liability or (v) the current portion of any operating lease liabilities recognizable pursuant to ASC 842, including any amounts classified as current liabilities representing the present value of lease payments due within 12 months of the applicable measurement date) as of immediately prior to the Effective Time; in the case of each of clauses “(a)” and “(b)”, determined in accordance with the Accounting Principles. An illustrative sample calculation of Closing Working Capital Amount as intended to be calculated under the terms of this Agreement is set forth on Schedule A-1.

“Code” means the United States Internal Revenue Code of 1986.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Closing Certificate” means a certificate, dated as of the Closing Date, duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 7.1, 7.2 and 7.4 have been duly satisfied.

“Company Common Stock” means, collectively, the common stock, par value of $0.00001 per share, of the Company.

“Company Cure Period” has the meaning set forth in Section 9.1(d).

“Company Equity Release Payment” has the meaning set forth in Section 4.21.

“Company Financial Statements” has the meaning set forth in Section 2.4(a).

“Company Group Members” has the meaning set forth in Section 11.18.

“Company Indemnified Parties” has the meaning set forth in Section 4.11(a).

“Company Option” means each option, outstanding under the Company Stock Plan or otherwise, to purchase shares of Company Capital Stock from the Company.

“Company Preferred Stock” means, collectively, Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

“Company Stock Certificate” has the meaning set forth in Section 1.12(b).

“Company Stock Plan” means the MaintainX 2019 Equity Incentive Plan.

“Company Transaction Expense” means, without duplication, all out-of-pocket fees, costs, expenses, payments or expenditures (collectively, “Expenses”), incurred at or prior to the Closing by any Acquired Entity, whether or not invoiced on, prior to or after the Closing Date, and whether or not payable or due on, prior to or after the Closing Date, in connection with the Merger or any of the other transactions contemplated by this Agreement, including: (a) Expenses paid or payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or on behalf of, or provided advice to any Acquired Entity, or who is otherwise entitled to any compensation or payment from any Acquired Entity, in connection with this Agreement or any of the transactions contemplated by this Agreement, including any value-added tax or other applicable Sales Tax due on such Expenses; (b) Expenses that arise or are triggered or become due or payable, as a result of the consummation (whether alone or in combination with any other event or circumstance) of the transactions contemplated by this Agreement, including the premium of the D&O Tail, any change-in-control payment, stay bonus, retention payment, discretionary bonus, severance Expense that becomes payable pursuant to any “single trigger” severance arrangement, bonus or similar payments; (c) Expenses incurred by or on behalf of any stockholder, Affiliate or Representative of any Acquired Entity in connection with the transactions contemplated by this Agreement or the process resulting in such transactions that any Acquired Entity is or will be obligated to pay or reimburse before, at or after the Closing; (d) any Employment Tax; (e) any amount that may be required to be repaid (i) with respect to any Tax credit of any Acquired Entity used by any Acquired Entity prior to the Closing Date, (ii) pursuant to any grant, incentive, subsidy, award or similar benefit or accommodation from any Governmental Body or university or other educational institution or research center or (iii) pursuant to any Contract with a Governmental Body, university or other educational institution or research center; (f) any Release Payments payable to Specified Individuals that receive Qualifying Offers; (g) 50% of any Transfer Taxes; and (h) any Company Equity Release Payment payable pursuant to Section 4.21; provided, however, that, for the avoidance of doubt, Company Transaction Expenses shall not include (i) any amounts actually included in the calculations of Closing Indebtedness Amount, Closing Working Capital Amount or Unpaid Income Tax Amount, (ii) any amounts Parent is responsible for pursuant to Section 4.6(c) (including the Option Acceleration Payments), (iii) Expenses for the RWI Policy (including premium amounts), (iv) Expenses for the Escrow Agent and Payment Agent, (v) the Accounting Firm Costs, (vi) all filing fees or similar expenses incurred in connection with the filings contemplated by Schedule 7.3(a) and (vii) any transaction bonuses, change-in-control payments, severance payments, retention payments or similar payments payable to any Continuing Employee pursuant to (A) any agreement or arrangement entered into by Parent or its Affiliates (including the Acquired Entities following the Closing) that becomes effective at or following the Closing or (B) as a result of the termination of a Continuing Employee’s employment or engagement by Parent or its Affiliates following the Closing.

“Company Transaction Expense Amount” means the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of Company Transaction Expenses that remain unpaid as of immediately prior to the Effective Time.

“Computer Software” means computer software, systems, databases and code (including HTML code and firmware and other software embedded in hardware devices), whether in Source Code or object code or machine readable form and all documentation, information and know-how relating to any of the foregoing.

“Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement, dated as of January 7, 2026, between Parent and the Company.

“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Contested Amount” has the meaning set forth in Section 10.5(b).

“Continuing Employee” has the meaning set forth in Section 4.6(d).

“Contract” means any written, oral or other agreement, contract, license, sublicense, subcontract, settlement agreement, lease, power of attorney, memorandum of understanding, arrangement, instrument, note, purchase order, insurance policy or legally binding commitment or undertaking of any nature.

“D&O Tail” means a fully prepaid extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the current and former directors and officers of the Acquired Entities, which shall (a) provide such directors and officers with coverage for six years following the Effective Time and (b) have a scope substantially similar to the existing coverage under, and have other terms not materially less favorable in the aggregate to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company for the directors and officers of the Acquired Entities.

“Damages” means any loss, damage, injury, decline in value, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable and documented out-of-pocket attorneys’ fees), charge, cost or Expense of any nature (including reasonable and documented out-of-pocket costs of investigation); provided, however, that, “Damages” shall under no circumstances include any punitive, incidental or consequential Damages, except (a) in the case of punitive damages, those that are specifically awarded to a third party pursuant to an order by a Governmental Body, or (b) in the case of incidental or consequential damages, those that are reasonably foreseeable or are specifically awarded to a third party pursuant to an order by a Governmental Body.

“Data Protection Obligations” means: (a) all applicable Legal Requirements related to the collection, Processing, disclosure, disposal or security of data, User Data or Personal Data (including Legal Requirements relating to data-related consents, registrations or notice requirements), data breach notification obligations and Legal Requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including, but not limited to, outbound calling and text messaging (including CASL), telemarketing and email marketing) and security and spyware; (b) commitments made under any Acquired Entity Privacy Policy; and (c) obligations related to Processing of Acquired Entity Data pursuant to Acquired Entity Contracts.

“Databases” means data, databases and other compilations or collections of data or information.

“DEAR” has the meaning set forth in Section 2.24(o).

“Designated Individual” has the meaning set forth in Section 4.6(a).

“DFARS” has the meaning set forth in Section 2.24(l).

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Disclosure Schedule” means the schedule (dated as of the Agreement Date) delivered to Parent on behalf of the Company and prepared in accordance with Section 11.17.

“Dispute Period” has the meaning set forth in Section 10.5(b).

“Disputed Item” has the meaning assigned to such term in Section 1.7(a).

“Disregarded Shares” has the meaning set forth in Section 1.5(a)(i).

“Dissenting Shares” has the meaning set forth in Section 1.11(a).

“Domain Name” means any or all of the following and all worldwide rights in, arising out of or associated therewith: Internet domain names, web addresses, uniform resource locators and other names and locators associated with the Internet, and all goodwill associated with any of the foregoing.

“Downwards Adjustment Amount” has the meaning assigned to such term in Section 1.7(d)(i).

“Effective Time” has the meaning set forth in Section 1.3(a).

“Election Notice” has the meaning set forth in Section 4.5.

“Employment Tax” means the employer portion of any payroll or employment Tax relating to or resulting from: (a) the payment (in whole or in part) of any Merger Consideration; or (b) any payment that constitutes a Company Transaction Expense.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, intangible property right, claim, infringement, purchase option, right of first refusal, preemptive right, license, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset); provided, however, that restrictions on transfer of equity interests under applicable securities Legal Requirements shall not constitute an “Encumbrance”.

“End Date” has the meaning set forth in Section 9.1(b).

“Enforceability Exceptions” has the meaning set forth in Section 2.20(a).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” means air (including outdoor air, air within buildings and air within other natural or man-made structures above or below ground), water (including groundwater and water within any natural or man-made structure and territorial, coastal and inland waters), soil vapor, land (including land under water, surface land and sub-surface land), any organisms or ecosystems, and other natural resources.

“Environmental Law” means any Legal Requirement relating to pollution or the protection of the Environment and/or of human health or safety (as related to exposure to Hazardous Materials), or to the manufacture, generation, processing, distribution, sale, use, treatment, storage, Release, disposal, recycling, transport, labeling, registration, handling, remediation, mitigation or reporting of, or exposure to, Hazardous Materials.

“Environmental Permit” means any Governmental Authorization issued pursuant to Environmental Laws.

“Equity Release Agreement” has the meaning set forth in Section 4.21.

“Equity Release Payment” has the meaning set forth in Section 4.21.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) or any other Entity that would be considered a single employer with any Acquired Entity within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” means PNC Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, in substantially the form attached as Exhibit F to this Agreement.

“Estimated Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount, as set forth in the Merger Consideration Spreadsheet; plus (b) the Working Capital Surplus Amount, as set forth in the Merger Consideration Spreadsheet, if any; minus (c) the Working Capital Shortfall Amount, as set forth in the Merger Consideration Spreadsheet, if any; minus (d) the Closing Indebtedness Amount, as set forth in the Merger Consideration Spreadsheet; minus (e) the Company Transaction Expense Amount, as set forth in the Merger Consideration Spreadsheet; minus (f) the Unpaid Income Tax Amount, as set forth in the Merger Consideration Spreadsheet.

“EULA” has the meaning set forth in Section 2.10(f).

“Expense Fund Contribution Amount” means, with respect to either (a) a share of Outstanding Capital Stock that is not a Disregarded Share or (b) a share of Company Capital Stock subject to an Outstanding Vested Option, an amount determined by multiplying the Expense Fund by the Expense Fund Fraction applicable to such share.

“Expense Fund Fraction” means, with respect to (as applicable) (a) a share of Outstanding Capital Stock that is not a Disregarded Share or (b) a share of Company Capital Stock subject to an Outstanding Vested Option, in each case, the fraction having a numerator equal to the aggregate amount of Merger Consideration that such share is entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, Indemnification Escrow Fund or Expense Fund) and having a denominator equal to the aggregate amount of Merger Consideration that all such shares of Outstanding Capital Stock that are not Disregarded Shares and Outstanding Vested Options are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement any contribution to the Adjustment Escrow Fund, Indemnification Escrow Fund or Expense Fund).

“Expiration Time” has the meaning set forth in Section 10.1(a).

“Family Affiliate” means with respect to any Person: (a) such Person’s immediate family members, including spouses, children, grandchildren, parents, siblings, stepchildren, step grandchildren, step parents, step siblings, parents-in-law and siblings-in-law; and (b) any trust or other Entity (other than an Acquired Entity) of which any Person of the type described in the foregoing clause “(a)” is a trustee or beneficiary or holds, beneficially or otherwise, a material voting, proprietary, financial or equity interest.

“FAR” has the meaning set forth in Section 2.24(b).

“FCPA” has the meaning set forth in Section 2.12(b).

“Final Adjustment Amount” means an amount equal to: (a) the Closing Cash Amount; plus (b) the Working Capital Surplus Amount, if any; minus (c) the Working Capital Shortfall Amount, if any; minus (d) the Closing Indebtedness Amount; minus (e) the Company Transaction Expense Amount; minus (f) the Unpaid Income Tax Amount, in each case of “(a)” through “(f),” as finally determined in accordance with Section 1.7.

“Fully Diluted Share Number” means the sum of, without duplication: (a) the aggregate number of shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time; (b) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to Outstanding Vested Options; (c) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; and (d) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the Effective Time; provided, however, that the Fully Diluted Share Number shall not include (i) any shares of Company Capital Stock to be cancelled pursuant to Section 1.5(a) or any shares of Company Common Stock subject to any Company Options cancelled for no consideration pursuant to Section 1.6(b), (ii) any shares of Company Common Stock subject to the portion of any Company Options that constitute Accelerated Options and (iii) any contemplated or promised grant of a Company Option or other equity award with respect to shares of Company Capital Stock, which options or other awards have not been granted.

“Fundamental Representations” means the representations and warranties set forth in Sections 2.1(a)-(c) (Organizational Matters), 2.20 (Authority; Etc.), 2.21(a)(i) (Non-Contravention) and 2.25 (Brokers’ and Finders’ Fees) of this Agreement.

“GAAP” means generally accepted accounting principles in the United States consistently applied.

“Goodwin” has the meaning set forth in Section 11.18.

“Government Bid” means any offer, proposal or bid which, if accepted or awarded, would lead to a Government Contract or Grant.

“Government Contract” means any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture agreement, basic ordering agreement, pricing agreement, blanket purchase agreement, letter agreement, grant agreement, cooperative agreement or other similar Contract or other commitment or funding vehicle between one of the Acquired Entities and (a) a Governmental Body, (b) any prime contractor to a Governmental Body in its capacity as a prime contractor or (c) any subcontractor with respect to any Contract described in the foregoing clauses “(a)” or “(b).” A task, change, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be deemed to be a part of the Government Contract to which it relates.

“Governmental Authorization” means any permit, license, approval, certificate, franchise, permission, clearance, Consent, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Legal Requirement.

“Governmental Body” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers; (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, provincial, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, ministry, board, agency, commission, instrumentality, official, organization, unit, body or court or other tribunal).

“Grant” means any grant, cooperative agreement, subgrant, subaward, incentive, subsidy, award or similar benefit or accommodation, excluding tax incentives, under which an Acquired Entity receives or received benefits or is or was subject to any obligations or restrictions: (a) from any Governmental Body, recipient, awardee, contractor, subcontractor, subrecipient or subawardees or pursuant to any non-procurement agreement; or (b) from any university or other educational institution or research center or pursuant to any Contract with any such university, other educational institution or research center.

“Grant Date” has the meaning set forth in Section 2.3(e).

“Hazardous Material” means any (a) material, substance or waste, regardless of physical form, that is defined, listed or regulated, or forms the basis of Liability, under any Environmental Law, or (b) asbestos and asbestos-containing materials, polychlorinated biphenyls, petroleum and petroleum products (or any fraction thereof), per- and polyfluoroalkyl substances, 1,4-dioxane, toxic mold and radioactive materials.

“High Risk Activities” means activities that are banned or prohibited under any applicable Legal Requirement or that have a likelihood of injury, death or environmental damage, including controlling aircraft or other modes of human mass transportation, nuclear or chemical facilities, life support systems, implantable medical equipment, critical healthcare applications where accurate data is required, motor vehicles (including autonomous driving applications), weaponry systems or any similar scenario where failure could lead to personal injury, death or environmental damage.

“Holdback Agreement” has the meaning set forth in the recitals to this Agreement.

“Holdback Escrow Consideration Amount” means, with respect to each Key Executive, an amount equal to: (a) the aggregate amount of Merger Consideration that such Key Executive and such Key Executive’s Affiliates are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund); multiplied by (b) 10%.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any Tax imposed by any Governmental Body (a) based upon, measured by or calculated with respect to gross or net income, profits or receipts (including municipal gross receipt Taxes, capital gains Taxes, minimum Taxes and estimated Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including corporate franchise Taxes) if one or more of such bases is described in the preceding clause “(a).”

“Indebtedness” of any Acquired Entity means, without duplication: (a) all obligations of such Acquired Entity for borrowed money (whether long-term or short-term, whether or not represented by a bond, debenture, note or other security or instrument, whether or not convertible into any other security or instrument); (b) all obligations of such Acquired Entity in respect of the deferred purchase price of any property or service (other than current accounts payable that were incurred in the ordinary course of business); (c) all obligations of such Acquired Entity to pay rent or other amounts under a lease which is required to be classified as a finance lease (other than with respect to real estate leases, which, for the avoidance of doubt, shall not constitute “Indebtedness” hereunder) on a balance sheet prepared in accordance with GAAP; (d) all outstanding reimbursement obligations of such Acquired Entity with respect to any letter of credit, bankers’ acceptance or similar facility issued for the account of such Acquired Entity; (e) all obligations of such Acquired Entity under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all guaranties, endorsements, assumptions and other contingent obligations of such Acquired Entity in respect of, or to purchase or to otherwise acquire, any indebtedness of another Person; (g) all accrued interest, premiums, penalties, fees, Expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the items described in this definition of “Indebtedness” on prepayment by such Acquired Entity, as a result of the consummation of the transactions contemplated by this Agreement; (h) all obligations of such Acquired Entity, whether interest bearing or otherwise, owed to any equityholder of any Acquired Entity or any Affiliate of any equityholder of any Acquired Entity; and (i) all obligations of such Acquired Entity with respect to accrued or declared but unpaid dividends or other distributions, including any related obligations for withholding under Sections 1441, 1442, 1445, 1446 and 1471-1474 of the Code; provided, however, “Indebtedness” shall not include any (i) deferred revenue of any Acquired Entity or (ii) intercompany loans between the Company and any other Acquired Entity.

“Indebtedness for Borrowed Money” has the meaning set forth in Section 2.5(b).

“Indemnification Escrow Account” means the escrow account established by the Escrow Agent in accordance with the terms of the Escrow Agreement for purposes of holding and maintaining the Indemnification Escrow Fund.

“Indemnification Escrow Amount” means $7,150,000.

“Indemnification Escrow Contribution Amount” means, with respect to either (a) a share of Outstanding Capital Stock that is not a Disregarded Share or (b) a share of Company Capital Stock subject to an Outstanding Vested Option, an amount determined by multiplying the Non-Key Indemnification Escrow Amount by the Specified Fraction applicable to such share.

“Indemnification Escrow Fund” means, at any given time, the aggregate funds and other assets held in the Indemnification Escrow Account as of such time.

“Indemnification Escrow Share” means, with respect to any Non-Key Indemnitor, the fraction having a numerator equal to the aggregate amount of Merger Consideration that such Non-Key Indemnitor is entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund) and having a denominator equal to the aggregate amount of Merger Consideration that all Non-Key Indemnitors are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund).

“Indemnitors” means the Non-Dissenting Stockholders and the holders of Outstanding Vested Options.

“Information Statement” has the meaning set forth in Section 5.2(b).

“Insider Receivables” has the meaning set forth in Section 2.4(e).

“Intellectual Property” means sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, business and marketing plans, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos and slogans), methods, network configurations and architectures, processes, proprietary information (including customer lists), protocols, schematics, specifications, Computer Software, subroutines, techniques, user interfaces, Domain Names, websites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world, in each case whether registered or unregistered: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, mask works and Moral Rights; (b) Trademark and trade name rights and similar rights and the goodwill associated with any of the foregoing; (c) Trade Secret rights and similar rights; (d) Patents, inventions (whether or not patentable or reduced to practice) and, industrial property rights; (e) other proprietary rights in Intellectual Property; (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above; and (g) together with, in each of clauses “(a)” through “(f)” above, all claims for Damages by reason of past infringement thereof, with the right to sue for, and collect the same.

“IRS” means the United States Internal Revenue Service.

“ITC” has the meaning set forth in Section 2.14(t).

“JAMS Rules” has the meaning set forth in Section 10.5(g)(i).

“Key Employee” means each of those individuals listed on Schedule A-2.

“Key Employee Offer Package” has the meaning set forth in the recitals to this Agreement.

“Key Executive” means each of those individuals listed on Schedule A-3.

An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) such individual could reasonably be expected to have discovered or otherwise become aware of such fact or other matter through a reasonable inquiry of such Person’s direct reports. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any Person listed on Schedule A-4 has Knowledge of such fact or other matter.

“Leased Real Property” has the meaning set forth in Section 2.9(c).

“Legal Proceeding” means any action, suit, litigation, arbitration, claim, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, inquiry, or examination commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, provincial, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, Order, rule, ruling, injunction, regulation or requirement issued, enacted, adopted, promulgated, entered, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 1.12(b).

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

A document or other item of information shall be deemed to have been “made available to Parent” if either: (I)(a) such document or other item of information was, at all times during the period commencing two days prior to the Agreement Date and ending on the Agreement Date, included in the Virtual Data Room; and (b) Parent’s Representatives (for whom Parent requested access to the Virtual Data Room) had access to such document or other item throughout such period (subject to any restrictions applicable to portions of the Virtual Data Room containing information relating to Acquired Entity Service Providers) or (II) such document or other item of information is set forth on Schedule B.

“Licensed Acquired Entity IP” means the Intellectual Property and Intellectual Property Rights that constitute Acquired Entity IP (including all Intellectual Property and Intellectual Property Rights used in the development, delivery, hosting, provision or distribution of Acquired Entity Products) that are not owned by any Acquired Entity.

“Major Customer” has the meaning set forth in Section 2.22(a).

“Major Stockholders” means each of the stockholders of the Company set forth on Schedule A-5.

“Major Supplier” has the meaning set forth in Section 2.22(a).

“Matching Criteria” has the meaning set forth in Section 4.6(d).

“Material Adverse Effect” means any change, event, effect or circumstance (each, an “Effect”) that (considered together with all other Effects): (a) has had, or would reasonably be likely to have, a material adverse effect on the business, financial condition or results of operations of the Acquired Entities, taken as a whole; or (b) would materially impair or materially delay the ability of the Company to consummate the Merger; provided, however, that, for purposes of the foregoing clause “(a)” only, the following Effects (by themselves or when aggregated with any other Effects) shall not be deemed to constitute, or taken into account in determining whether there has been or whether there is reasonably likely to be, a Material Adverse Effect (unless, with respect to any of the Effects described in clauses “(i)” or “(ii)” or clauses “(vi)” through “(ix)” (inclusive), such Effects have a disproportionate effect on the Acquired Entities as compared to any of the other companies in the industry in which the Acquired Entities operate, in which case, such Effects may constitute and shall be taken into account in determining whether there has been, or whether there is reasonably likely to be, a Material Adverse Effect (but only to the extent of such disproportionate impact)): (i) adverse changes in general economic conditions in any jurisdiction in which the Acquired Entities operate, or changes in the global economy generally, including inflation or any changes in the rate of increase or decrease of inflation, occurring after the date of this Agreement; (ii) adverse changes in the financial markets, credit markets, equity markets, debt markets, currency markets or capital markets (including any disruptions thereof) in the United States or any other country or region in the world occurring after the date of this Agreement, including: (A) changes in interest rates or credit ratings in the United States or any other country; or (B) changes in exchange rates for the currencies of any country; (iii) adverse changes affecting the industry generally in which the Acquired Entities operate occurring after the date of this Agreement; (iv) any change or proposed change in applicable Legal Requirements (or the enforcement or interpretation thereof) occurring after the date of this Agreement; (v) any change or proposed change in GAAP (or the interpretation thereof) occurring after the date of this Agreement; (vi) the commencement of, or any escalation of, any war, act of war, or engagement in hostilities, military attack, or act of terrorism (including cyber terrorism and ransomware) involving the United States, in each case, occurring after the date of this Agreement; (vii) any political, geopolitical, regulatory, legislative or social conditions or developments, including international tariffs, sanctions, trade policies or trade war, occurring after the date of this Agreement; (viii) acts of God, including hurricanes, floods, tornadoes, earthquakes, mudslides, wildfires, weather conditions, nuclear incidents, epidemics, pandemics or other natural or man-made disasters, in each case, occurring after the date of this Agreement; (ix) any government shutdown, protest or public demonstration, or any other Legal Requirement, directive, pronouncement or guideline issued by any Governmental Body, in each case, occurring after the date of this Agreement; (x) any failure by the Acquired Entities to meet any internal or published projections, forecasts, budgets, revenue, earnings or cash flow predictions, or other financial metrics (it being understood, however, that the underlying cause of any such failure shall be taken into account in determining whether a Material Adverse Effect has occurred); (xi) the effect of performing any obligation expressly required to be performed under this Agreement; and (xii) the negotiation, execution or announcement of this Agreement, including by reason of the identity of Parent or any communication by Parent or any of its Affiliates regarding its plans or intentions with respect to the business of the Acquired Entities, and including the impact thereof on the relationships of the Acquired Entities with customers, suppliers, distributors, partners or employees.

“Material Contracts” has the meaning set forth in Section 2.11(a).

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” means: (a) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of Outstanding Capital Stock pursuant to Section 1.5; and (b) the consideration that a holder of an Outstanding Vested Option is entitled to receive in exchange for such Outstanding Vested Option pursuant to Section 1.6(a).

“Merger Consideration Spreadsheet” means a spreadsheet containing all of the information set forth on Schedule 4.18(a).

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“Misconduct Allegation” has the meaning set forth in Section 2.15(m).

“Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, such as recognition of authorship or access to work, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“New Hire Award” has the meaning set forth in Section 4.6(f).

“New Hire Award Pool” has the meaning set forth in Section 4.6(f).

“New Plans” has the meaning set forth in Section 4.6(e).

“Non-Dissenting Stockholder” means each holder of shares of Outstanding Capital Stock of the Company as of immediately prior to the Effective Time that does not perfect such stockholder’s appraisal rights under the DGCL.

“Non-Key Employee Offer Package” means an employment arrangement with Parent or an Affiliate of Parent for a Person (other than a Key Employee) set forth in an offer letter and a proprietary information and inventions assignment agreement.

“Non-Key Indemnification Escrow Amount” means an amount equal to: (a) the Indemnification Escrow Amount; minus (b) the aggregate sum of each Key Executive’s Pro Rata Share of the Indemnification Escrow Amount.

“Non-Key Indemnitor Share” means, the fraction having a numerator equal to the aggregate amount of Merger Consideration that all Non-Key Indemnitors are entitled to receive in the aggregate pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund) and having a denominator equal to the aggregate amount of Merger Consideration that all Indemnitors are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund).

“Non-Key Indemnitors” means the Indemnitors other than the Key Executives.

“Non-Withholding Option” has the meaning set forth in Section 1.6(c).

“Noncompete Party” means each of those individuals listed on Schedule A-6.

“Noncompetition Agreement” has the meaning set forth in the recitals to this Agreement.

“Objection” has the meaning assigned to such term in Section 1.7(b).

“Objection Period” has the meaning assigned to such term in Section 1.7(b).

“OCI” has the meaning set forth in Section 2.24(r).

“OFAC” has the meaning set forth in Section 2.23.

“Open Source Code” means any Computer Software that is distributed under “open source” or “free software” terms or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such Computer Software, including any Computer Software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Computer Software distributed with any license term or condition that requires or could by its terms require, conditions or could by its terms condition, the use or distribution of such Computer Software on the disclosure, licensing or distribution of any Source Code for any portion of such Computer Software or any derivative work of such Computer Software.

“Option Acceleration Payments” has the meaning set forth in Section 4.6(c).

“Order” means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.

“Outstanding Capital Stock” means, collectively, the Outstanding Preferred Stock and the Outstanding Common Stock.

“Outstanding Common Stock” means all shares of Company Common Stock (including all shares of Company Common Stock that are subject to forfeiture or a right of repurchase by the Company immediately prior to the Effective Time) issued and outstanding immediately prior to the Effective Time (including any such share subject to issuance pursuant to any Company Option that is exercised or deemed exercised for such share in accordance with its terms prior to the Effective Time).

“Outstanding Preferred Stock” means, collectively, all shares of Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Outstanding Unvested Option” has the meaning set forth in Section 1.6(b).

“Outstanding Vested Option” has the meaning set forth in Section 1.6(a).

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Closing Certificate” means a certificate, dated as of the Closing Date, duly executed on behalf of Parent by an officer of Parent certifying that the conditions set forth in Sections 8.1 through 8.2, inclusive, have been duly satisfied.

“Parent Cure Period” has the meaning set forth in Section 9.1(e).

“Parent Indemnitees” means the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including Merger Sub and, following the Merger, the Acquired Entities); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that none of the Indemnitors shall be deemed to be “Parent Indemnitees.”

“Parent Parties” has the meaning set forth in Section 11.19(a).

“Parent RSUs” has the meaning set forth in Section 4.6(f).

“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues and re-examination applications), patent or invention disclosures, registrations, applications for registrations and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Payment Agent” has the meaning set forth in Section 1.12(a).

“Payment Compliance Date” means for a particular Non-Dissenting Stockholder or holder of Non-Withholding Options, the first date upon which such Non-Dissenting Stockholder or holder of Non-Withholding Options has validly executed and delivered a properly completed Letter of Transmittal and, in the case of a Non-Dissenting Stockholder, has surrendered all Company Stock Certificates (if any) formerly evidencing the Company Capital Stock held by such Non-Dissenting Stockholder (or the right to acquire Company Capital Stock held by such Non-Dissenting Stockholder, if any) in accordance with Section 1.12.

“Payment Fund” has the meaning set forth in Section 1.12(a).

“Payoff Letter” has the meaning set forth in Section 4.12(a).

“Pending Real Property Lease” has the meaning set forth in Section 2.9(c).

“PEO Plan” means any plan, program, policy, practice, Contract or arrangement that would otherwise constitute an Acquired Entity Employee Plan but is sponsored or maintained by or through a professional employer organization.

“Per Share Amount” means an amount equal to: (a) the Adjusted Transaction Value; divided by (b) the Fully Diluted Share Number.

“Permitted Encumbrance” means: (a) with respect to any Real Property Leases, (i) statutory liens to secure non-delinquent obligations to landlords, lessors or renters under leases or rental agreements and (ii) any encumbrance on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or benefiting or created by any superior estate, right or interest; (b) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law, and (iii) any encumbrance that would be set forth in any title policies, endorsements, title commitments, title certificates or title reports and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Bodies; (c) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (d) any minor imperfections of title or similar liens, charges or encumbrances, which individually or in the aggregate with other such imperfections, liens, charges and encumbrances, do not materially impair the value of the property subject to such imperfections, liens, charges or encumbrances or the use of such property in the conduct of the business of any of the Acquired Entities; (e) statutory liens for current Taxes not yet due and payable; (f) non-exclusive licenses and sublicenses of Intellectual Property granted by the Acquired Entities pursuant to any Contracts disclosed under (or expressly exempted from the disclosure requirements for) Part 2.10(d) of the Disclosure Schedule; and (g) the Encumbrances set forth on Schedule 4.7(c).

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means any information that allows the identification of a natural person, or as otherwise defined as personal data or protected personal information under any applicable Legal Requirement or Data Protection Obligation, including a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, social security number, taxpayer identification number, driver’s license number, passport number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, any persistent identifier that can be used to recognize a user over time and across different websites, health information, biometric data, passport number, or customer or account number, user ID or any other piece of information which on its own or in combination with any other piece of information allows the identification of a natural person, or as otherwise defined as personal data or protected personal information under any applicable law, regulation or Data Protection Obligation. Personal Data includes sensitive personal information as defined by the California Consumer Privacy Act or any other Data Protection Obligation.

“Pre-Closing Period” has the meaning set forth in Section 4.1.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Pre-Closing Tax Refund” has the meaning set forth in Section 6.5.

“Preferred Bidder Status” has the meaning set forth in Section 2.24(a).

“Prepaid Rent” means the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of any prepaid rent with respect to real property leases paid by the Acquired Entities as of immediately prior to the Effective Time; provided, however, in no event shall Prepaid Rent exceed $1,150,000.

“Privileged Deal Communications” has the meaning set forth in Section 11.18.

“Pro Rata Share” means, with respect to any Indemnitor, the fraction having a numerator equal to the aggregate amount of Merger Consideration that such Indemnitor is entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund) and having a denominator equal to the aggregate amount of Merger Consideration that all Indemnitors are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, the Indemnification Escrow Fund or the Expense Fund).

“Processing” (or “Process,” “Processed,” or “Processes”) means any operation or set of operations performed on Acquired Entity Data or Personal Data, whether or not by automatic means, such as receipt, collection, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure, destruction, privacy or security.

“Qualifying Offer” has the meaning set forth in Section 4.6(c).

“Real Property Lease” has the meaning set forth in Section 2.9(c).

“Registered IP” means all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by, any Governmental Body (or other registrar in the case of Domain Names), including all Patents, registered copyrights, registered Trademarks, and all applications for any of the foregoing.

“Related Party” means: (a) each stockholder who holds at least 1% of the issued and outstanding Company Capital Stock; (b) each individual who is an officer or member of the board of directors or managers (or similar body) of any of the Acquired Entities; and (c) each Family Affiliate of each of the individuals referred to in clauses “(a),” and “(b)” above.

“Release” means any release, threatened release, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal or migration at, on, under, through, into or upon the Environment.

“Release Condition” has the meaning set forth in Section 4.6(a).

“Release Date” has the meaning set forth in Section 10.5(h).

“Release Payment” has the meaning set forth in Section 4.6(a).

“Replacement RSUs” has the meaning set forth in Section 4.6(f).

“Representative Losses” has the meaning set forth in Section 11.1(e).

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Requested Accounting Information” means, (a) if the 2025 Audit is completed prior to the Statement Date, a detailed listing of the nature and amounts of each recorded and unrecorded audit adjustment identified in the 2025 Audit; (b) the unaudited consolidated balance sheet of the Acquired Entities as of the calendar day prior to the Closing Date; (c) the unaudited consolidated balance sheet of the Acquired Entities as of June 30, 2026, and the related unaudited consolidated income statement, unaudited consolidated statement of cash flows and unaudited consolidated statement of stockholders’ equity for the six months ended June 30, 2026, and if the 2025 Audit is completed prior to the Statement Date, a detailed listing of the nature and amounts of each audit adjustment (whether recorded or unrecorded) identified in the 2025 Audit that would be required with respect to foregoing information described in this clause “(c)” if such audit adjustments had been taken into account; (d) the consolidated trial balance of the Acquired Entities as of June 30, 2026; (e) the consolidated trial balance of the Acquired Entities as of the Statement Date; (f) an aging report of all accounts receivable of the Acquired Entities as of June 30, 2026; (g) a report of all write-offs recorded or to be recorded in the period commencing on January 1, 2026 and ending on the Closing Date; and (h) copies of all bank account statements of the Acquired Entities as of June 30, 2026, together with reconciliations between the amounts reflected in such bank account statements and the unaudited consolidated balance sheet of the Acquired Entities as of June 30, 2026, in each case of clauses “(b)” through “(h),” prepared (i) in accordance with GAAP other than non-GAAP elections made by the Company that are immaterial, provided each such election is identified with specificity in the Requested Accounting Information and (ii) based on general ledger accounting entries of the Acquired Entities (or derived directly from such accounting entries) reported in dollars, except for reconciling items outside of such general ledger accounting entries prepared by the Company, provided each such reconciling item is identified with specificity in the Requested Accounting Information. Notwithstanding the foregoing, the “Requested Accounting Information” and the 2025 Audit shall not be required to include a comparison of the December 31, 2025 and December 31, 2024 year-ends with respect to any of the information contained therein.

“Required Merger Stockholder Vote” has the meaning set forth in Section 2.20(c).

“Response Date” has the meaning set forth in Section 1.7(a).

“Response Notice” has the meaning set forth in Section 10.5(b).

“Restricted Party List” has the meaning set forth in Section 2.23.

“Retained Indemnification Escrow Amount” has the meaning set forth in Section 10.5(h).

“RWI Policy” means a buyer-side representation and warranty insurance policy underwritten by Euclid Transactional to be issued to Parent that is being conditionally bound as of the date hereof in connection with this Agreement, together with each excess policy subject to such underwritten policy.

“Sales Taxes” means all sales, use, value added, goods and services, excise, digital services, personal property lease transaction, marketplace and gross receipts Taxes imposed on sales or other transactions and any similar Taxes, including (for the avoidance of doubt) any goods and services Tax, harmonized sales Tax, provincial sales Tax (including the Quebec sales Tax) and retail sales Tax imposed by any Governmental Body.

“Sanctioned Jurisdictions” has the meaning set forth in Section 2.23.

“Scraped Dataset” means Training Data that was collected or generated using web scraping, web crawling or web harvesting software or any software, service, tool or technology that turns the unstructured data found on the web into machine readable, structured data that is ready for analysis.

“Second End Date” has the meaning set forth in Section 9.1(b).

“Section 280G” has the meaning set forth in Section 5.2(c).

“Securityholders’ Agent” has the meaning set forth in Section 11.1(a).

“Series A Preferred Stock” means, collectively, the Series A Preferred Stock, par value of $0.00001, of the Company.

“Series B Preferred Stock” means, collectively, the Series B Preferred Stock, par value of $0.00001, of the Company.

“Series C Preferred Stock” means, collectively, the Series C Preferred Stock, par value of $0.00001, of the Company.

“Series D Preferred Stock” means, collectively, the Series D Preferred Stock, par value of $0.00001, of the Company.

“Series Seed Preferred Stock” means, collectively, the Series Seed Preferred Stock, par value of $0.00001, of the Company.

“Shrink-Wrap Code” means generally commercially available Computer Software (other than Open Source Code) where available for an average cost of not more than $25,000 for a perpetual license for a single user or work station (or $50,000 in the aggregate for all users and work stations) that is used by any of the Acquired Entities but that is not (a) distributed by any Acquired Entity, (b) incorporated into or used in the maintenance or support of, any Acquired Entity Product or (c) otherwise material to the business of any Acquired Entity.

“Source Code” means Computer Software, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data mining structure, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Specific Matter” has the meaning set forth in Section 10.1(b).

“Specified Exchange Rate” means, for the purpose of translating an amount denominated in a currency other than dollars into dollars, the average closing rate for exchanges between such currency and dollars quoted by the Wall Street Journal (U.S. Edition) for the period of five consecutive trading days ending on (and including) the twelfth trading day preceding the Closing Date.

“Specified Fraction” means, with respect to (as applicable) (a) a share of Outstanding Capital Stock that is not a Disregarded Share or (b) a share of Company Capital Stock subject to an Outstanding Vested Option, in each case, the fraction having a numerator equal to the aggregate amount of Merger Consideration that such share is entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, Indemnification Escrow Fund or Expense Fund) and having a denominator equal to the aggregate amount of Merger Consideration that all such shares and Outstanding Vested Options are entitled to receive pursuant to Sections 1.5(a)(ii)(A)(1), 1.5(a)(iii)(A)(1) and 1.6(a)(i)(A) (before deduction of any applicable Taxes, any amounts to be deposited in escrow in accordance with a Holdback Agreement or any contribution to the Adjustment Escrow Fund, Indemnification Escrow Fund or Expense Fund); provided, however, that for purposes of this definition, any shares of Outstanding Capital Stock and any shares of Company Capital Stock subject to Outstanding Vested Options, in either case, held by a Key Executive shall be disregarded.

“Specified Individual” has the meaning set forth in Section 4.6(b).

“Specified Person” has the meaning set forth in Section 2.3(k).

“Statement Date” means the date that is five Business Days prior to the Closing Date.

“Stipulated Amount” has the meaning set forth in Section 10.5(e).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or ownership interests in such Entity.

“Straddle Period” means any taxable year or other taxable period beginning on or before and ending after the Closing Date.

“Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” (and, with correlative meaning, “Taxes”) means: (a) any and all United States federal, state, provincial, local or foreign taxes, charges, fees, duties, imposts, levies or other assessments, including all income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, goods and services, harmonized sales, retail sales, digital services, privilege, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, employment insurance, employer health, government pension plan, unemployment, disability, escheat, unclaimed property, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), commercial rent, personal property lease transaction, environmental, windfall profit, tariff, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever (whether disputed or not) imposed by any Governmental Body, including in respect of CEWS; (b) any liability for the payment of any amounts of the type described in clause “(a)” of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period; (c) any liability for the payment of any amounts of the type described in clause “(a)” or clause “(b)” of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such amounts or to indemnify any other Person, including by operation of law, for such amounts; and (d) any and all interest, penalties or additions to, and additional amounts imposed with respect to, amounts described in clauses “(a),” “(b)” or “(c)” above.

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” means (a) any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax and (b) TD F 90-22.1 (and its successor form, FinCEN Form 114), and in each case of clauses “(a)” and “(b),” including any amendments thereof or attachments thereto.

“Tenant Improvements” means, with respect to the (a) the premises located at 800 René-Lévesque Boulevard West, Suite 2900 and Suite 3000, Montreal, Quebec, pursuant to the Pending Real Property Lease with Polaris Realty (Canada) Limited, and (b) the premises located at 150 Fayetteville Street, Raleigh, North Carolina 27601, pursuant to the Pending Real Property Lease with HRLP Fayetteville, L.P. (in each case, including any subsequent amendment, work letter or other related agreement thereto), the negotiation, planning, design, permitting, approval, construction, build-out, improvement, preparation, furnishing, equipping, repair, restoration and completion of the applicable pending leased premises for occupancy and use, including: (i) architectural, engineering, space-planning, design, consulting, project management, legal, accounting and other professional fees; (ii) all hard costs and soft costs associated with tenant improvements, alterations, build-outs, installations, fixtures, finishes, millwork, cabling, wiring, HVAC, electrical, plumbing, data/telecom, security, fire/life safety, furniture, signage and other improvements or systems; (iii) permit, zoning, inspection, application, filing and approval fees; (iv) costs of materials, labor, supervision, contractors, subcontractors and construction management; (v) leasehold improvements, additions, alterations and betterments treated as tenant improvement costs; (vi) any required contributions, reimbursements, deposits, fees, or payments to the landlord or third parties in respect of the foregoing; and (vii) any sales, use, transfer, value-added, goods and services or similar taxes imposed on any of the foregoing. For the avoidance of doubt, “Tenant Improvement Costs” shall include all amounts payable or incurred in connection with the foregoing, whether paid directly by an Acquired Entity or through a contractor or other agent, and whether or not such amounts are expressly labeled as “tenant improvement,” “fit-out,” “allowance,” “work letter,” “LC,” “turnkey,” or similar under the applicable lease documentation.

“Tenant Improvement Costs” means the aggregate dollar amount of reasonable and documented out-of-pocket fees, costs and expenses incurred by or on behalf of the Acquired Entities following the Agreement Date in connection with the Tenant Improvements to the extent that the Company reasonably consulted in good faith with Parent prior to incurring such fees, costs or expenses; provided, however, in no event shall the Tenant Improvements Costs exceed $500,000. For the avoidance of doubt, “Tenant Improvement Costs” shall include all amounts incurred in connection with the foregoing, whether incurred directly by an Acquired Entity or through a contractor or other agent, and whether or not such amounts are expressly labeled as “tenant improvement,” “fit-out,” “allowance,” “work letter,” “LC,” “turnkey,” or similar under the applicable lease documentation.

“Third End Date” has the meaning set forth in Section 9.1(b).

“Third-Party AI Technology” means any Licensed Acquired Entity IP that consists of, incorporates or is based on AI Technology.

“Trade Control Laws” means (a) all U.S. statutory and regulatory Legal Requirements related to export controls, economic sanctions, trade embargoes, boycotts and imports of goods, including the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 CFR 120-130), the United States Export Control Reform Act of 2018 (50 U.S.C. 4801-4852), the Export Administration Regulations (“EAR”) (15 CFR 730-774), the Foreign Assets Control Regulations (31 CFR Parts 500-599), as well as the statutes, orders and lists administered by OFAC, BIS and the U.S. Department of State; and (b) all Legal Requirements of any non-U.S. Governmental Body applicable to the Company related to export controls, economic sanctions, trade embargoes, boycotts and imports of goods.

“Trade Secrets” means trade secrets, confidential information, proprietary information and data, including all Source Code, documentation, know how, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information.

“Trademarks” means trademarks, service marks, trade names, trade dress, certification marks, distinguishing guises, logos, corporate names, rights in business and get-up and other source or business identifiers (in each case whether or not registered) and any registrations, applications, renewals and extensions of each of the foregoing and all goodwill associated with each of the foregoing.

“Training Data” means any data or Databases, including Scraped Datasets, processed or otherwise used to train, validate, test or otherwise improve an AI Technology.

“Transaction Document” means, collectively, this Agreement, the Confidentiality Agreement, the Support Agreements, the Key Employee Offer Packages, the Noncompetition Agreements, the Holdback Agreements, the Escrow Agreements, the Payment Agent Agreement, the Letters of Transmittal, and each other certificate, agreement or instrument to be entered into or delivered in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” means any and all direct and indirect transfer, documentary, sales, use, registration, real property transfer, stamp, excise or stock transfer Taxes and other similar Taxes, and any penalties or interest with respect thereto, imposed with respect to any of the transactions contemplated by this Agreement.

“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.4(a).

“Unaudited Interim Balance Sheet Date” has the meaning set forth in Section 2.4(a).

“Underwater Option” means any Company Option, whether or not vested, that has an exercise price payable in respect of a share of Company Common Stock subject to such Company Option that equals or exceeds the Per Share Amount.

“Unpaid Income Tax Amount” means the aggregate dollar amount (determined using the Specified Exchange Rate, as applicable) of all Income Taxes of each Acquired Entity with respect to any Pre-Closing Tax Period and the portion of any Straddle Period ending on, and including, the Closing Date (as determined in accordance with Section 6.2), for which Tax Returns are first due (taking into account any applicable extensions) after the Closing Date, solely in those jurisdictions where each Acquired Entity has historically filed Tax Returns or jurisdictions where the applicable Acquired Entity began operations after January 1, 2025, that remain unpaid as of the Closing Date (it being understood and agreed that for purposes of calculating the amount of such Taxes: (a) all Tax refunds and Tax receivables shall be excluded; (b) all net operating losses, capital losses, research and development Tax credits, foreign Tax credits, scientific research and experimental development Tax incentives and any other Tax credits or Tax attributes similar to the foregoing shall be taken into account to the extent actually realized and shall be netted against the corresponding unpaid Taxes of the applicable Acquired Entity in the applicable jurisdiction and with respect to the applicable type of Tax, but not below zero; (c) such Taxes shall include any Taxes that would be imposed on any Acquired Entity as a result of any amount required to be included in income by any such Acquired Entity under Section 965 of the Code for any taxable period or under Section 951, Section 951A or Section 956 of the Code, in each case, for the taxable period that includes the Closing Date and that, based on an interim closing of the books at the Closing Date and treating the taxable year of each Acquired Entity as ending on the Closing Date, would be attributable to such period ending on, and including, the Closing Date; (d) such Taxes shall include any Taxes under Section 481 of the Code (or similar provisions of state, local, provincial or foreign Legal Requirements) resulting from any accounting method change or other adjustments (including an accounting method change or other adjustments required under Applicable Legal Requirements as a result of the transactions contemplated by this Agreement or resulting from any IRS Form 3115 required to be filed on or with respect to the any Acquired Entity in connection with an eligible acquisition transaction) occurring in any Pre-Closing Tax Period or the portion of any Straddle Period ending on, and including, the Closing Date (as determined in accordance with Section 6.2); and (e) such Taxes shall be determined on a taxpayer-by-taxpayer, jurisdiction-by-jurisdiction and type of Tax-by-type-of-Tax basis with the amount for any taxpayer, jurisdiction or type of Tax not being less than zero either overall, within each applicable jurisdiction or by type of Tax). For the avoidance of doubt, the determination of the Unpaid Income Tax Amount is intended solely for purposes of this Agreement and no Acquired Entity shall be required to report with any Governmental Body consistent with any calculations of the Unpaid Income Tax Amount.

“Unresolved Claim” has the meaning set forth in Section 10.5(h).

“Upwards Adjustment Amount” has the meaning assigned to such term in Section 1.7(d)(ii).

“User Data” means any Personal Data collected by or on behalf of any Acquired Entity or its clients from users of any Acquired Entity Website or any Acquired Entity Software.

“Virtual Data Room” has the meaning set forth in Section 4.20.

“Waived Section 280G Payments” has the meaning set forth in Section 5.2(c).

“WARN Act” has the meaning set forth in Section 2.15(m).

“Withholding Agent” has the meaning set forth in Section 1.12(h).

“Working Capital Shortfall Amount” means the amount, if any, by which (a) the Working Capital Lower Target Amount exceeds (b) the Closing Working Capital Amount.

“Working Capital Surplus Amount” means the amount, if any, by which (a) the Closing Working Capital Amount exceeds (b) the Working Capital Upper Target Amount.

“Working Capital Lower Target Amount” means $(34,572,245.00) (it being understood that the Working Capital Lower Target Amount is a negative number).

“Working Capital Upper Target Amount” means $(31,279,650.24) (it being understood that the Working Capital Upper Target Amount is a negative number).